


03020903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Bank Mutual Corporation	**0001123270**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Exhibit 99.1 to Form S-1	**Not available; being filed 5-30**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Brown Deer, State of Wisconsin, on May 27, 2003.

Bank Mutual Corporation
(Registrant)

By: ______________________
(Name and Title)
Marlene M. Scholz, Senior Vice President.


SEC MAIL
PROCESSING
RECEIVED
MAY 30 2003
WASH, D.C.
SECTION

PRO FORMA VALUATION REPORT
BANK MUTUAL CORPORATION

PROPOSED HOLDING COMPANY FOR
BANK MUTUAL

Milwaukee, Wisconsin

Dated as Of:
May 16, 2003

RP Financial, LC.
1700 North Moore Street
Suite 2210

Arlington, Virginia 22209

RP FINANCIAL, LC.
Financial Services Industry Consultants

May 16, 2003

Board of Directors
Bank Mutual Bancorp, MHC
Bank Mutual Corporation
Bank Mutual
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Bank Mutual Corporation, Milwaukee, Wisconsin ("Bank Mutual" or the "Company") in connection with the mutual-to-stock conversion of Bank Mutual Bancorp, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 52.28 percent of the common stock of Bank Mutual (the "MHC Shares"), the mid-tier holding company for Bank Mutual, Milwaukee, Wisconsin (the "Bank"). The remaining 47.72 percent of Bank Mutual's common stock is owned by public stockholders. Bank Mutual, chartered on November 1, 2000, owns 100 percent of the outstanding common stock of the Bank. It is our understanding that Bank Mutual will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC").

Plan of Restructuring

On April 21, 2003, the respective Boards of Directors of the MHC and Bank Mutual adopted the plan of and restructuring pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of restructuring, Bank Mutual, which owns 100 percent of the Bank, will be succeeded by a new Wisconsin corporation with the same name. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in Bank Mutual currently owned by the MHC. As of March 31, 2003, the MHC's ownership interest in BankMutual approximated 52.28 percent. The

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Company will also issue shares of its common stock to the public stockholders of Bank Mutual pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Bank Mutual common stock as owned immediately prior to the conversion. As of March 31, 2003, the public stockholders' ownership interest in Bank Mutual approximated 47.72 percent.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting the Bank and the Company in the preparation of the post-conversion business plan, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Bank Mutual, the Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Bank Mutual, the Bank and the MHC that has included a review of audited financial information for fiscal years ended December 31, 1998 through 2002 and interim financial results through March 31, 2003, a review of various unaudited information and internal financial reports through March 31, 2003, and due diligence related discussions with Bank Mutual's management; Ernst & Young LLP, Bank Mutual's independent auditor; Quarles & Brady LLP, Bank Mutual's conversion counsel; and Ryan, Beck & Co., Inc., Bank Mutual's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Bank Mutual operates and have assessed Bank Mutual's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Bank Mutual and the industry as a whole. We have analyzed the potential effects of the stock conversion on Bank Mutual's operating characteristics and financial performance as they relate to the pro forma market value of Bank Mutual. We have analyzed the assets held by the MHC, which will be consolidated with Bank Mutual's assets and equity pursuant to the completion of conversion. We have reviewed the overall conditions in Bank

Mutual's primary market area as set forth in demographic, economic and competitive information prepared by CACI, SNL Financial and other third party private and governmental sources. We have compared Bank Mutual's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Bank Mutual's representation that the information contained in the regulatory applications and additional information furnished to us by Bank Mutual and their respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Bank Mutual, or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Bank Mutual. The valuation considers Bank Mutual only as a going concern and should not be considered as an indication of Bank Mutual's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Bank Mutual and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Bank Mutual's stock alone. It is our understanding that there are no current plans for selling control of Bank Mutual following completion of the second-step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Bank Mutual's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of May 16, 2003, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in Bank Mutual, and (2) exchange shares issued to existing public shareholders of Bank Mutual, was $516,423,910 at the midpoint, equal to 51,642,391 shares at a per share value of $10.00. Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $270,000,000, equal to 27,000,000 shares at $10.00 per share. The offering range includes a minimum value of $229,500,000, equal to 22,950,000 shares at $10.00 per share (85.0 percent of the midpoint) and a maximum value of $310,500,000, equal to 31,050,000 shares at $10.00 per share (115.0 percent of the midpoint). In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $357,075,000, equal to 35,707,500 shares at $10.00 per share, without requiring a resolicitation.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Bank Mutual stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Bank Mutual equal to 47.72 percent as of March 31, 2003. The exchange ratio to be received by the existing minority shareholders of Bank Mutual will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 2.0504 shares, 2.4122 shares, 2.7740 shares and 3.1901 shares of newly issued shares of Bank Mutual stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Bank Mutual immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market following the completion of the second-step offering.

RP Financial's valuation was determined based on the financial condition, operations and shares outstanding of Bank Mutual as of March 31, 2003, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Bank Mutual and the exchange of the public shares for newly issued shares of Bank Mutual common stock as a full public company was determined independently by the Boards of Directors of the MHC, Bank Mutual and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Bank Mutual, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Bank Mutual's stock offering.

Respectfully submitted,

RP FINANCIAL, LC.



William E. Pommerening
Chief Executive Officer



Gregory E. Dunn
Senior Vice President

TABLE OF CONTENTS
BANK MUTUAL CORPORATION
Milwaukee, Wisconsin

TABLE OF CONTENTS
BANK MUTUAL CORPORATION
Milwaukee, Wisconsin
(continued)

DESCRIPTION	***PAGE NUMBER***

CHAPTER FOUR VALUATION ANALYSIS

LIST OF TABLES
BANK MUTUAL CORPORATION
Milwaukee, Wisconsin

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Bank Mutual (the "Bank") is a federally-chartered stock saving bank. Based in Milwaukee, Wisconsin, the Bank has 69 banking offices located in 28 counties in Wisconsin and one branch office in Woodbury, Minnesota. The Milwaukee metropolitan area and the greater Green Bay area are the primary markets served by the Bank's offices. The Bank's branch network also extends into south-central Wisconsin, which includes the City of Madison, and northwestern Wisconsin markets in and around the City of Eau Clair. The Minnesota office is located near the Wisconsin state border on the eastern edge of the Minneapolis-St. Paul metropolitan area. A map of the Bank's office locations is included as Exhibit I-1. The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC").

Bank Mutual Corporation ("Bank Mutual" or the "Company") is a federally-chartered corporation that was chartered on November 1, 2000 to become the mid-tier holding company in the regulatory restructuring of the Bank into mutual holding company form. Pursuant to the restructuring, Bank Mutual became a holder of all of the shares of the Bank, which was rechartered as a federal stock savings bank. As part of the restructuring, the Company issued 6,141,006 shares of common stock at $10.00 per share in a public offering. The majority of the Company's shares were issued to Bank Mutual Bancorp, MHC (the "MHC"), a federally-chartered mutual holding company.

Also on November 1, 2000, Bank Mutual acquired First Northern Capital Corp, ("First Northern"), the parent company of First Northern Savings, through the issuance of 5,007,485 shares of Bank Mutual common stock and $75.1 million in cash. The Bank, which was named Mutual Savings Bank at the time of the acquisition, and First Northern Savings Bank, were maintained as separate subsidiaries of the Company following the acquisition. On March 16, 2003, Mutual Savings and First Northern Savings Bank combined to form Bank Mutual. As of March 31, 2003, the MHC owned 11,193,174 shares or 52.28 percent of the Company's shares of common stock outstanding and the public owned the remaining 10,215,797 shares or 47.72 percent of the Company's shares of common stock outstanding. As of March 31, 2003, Bank

Mutual had consolidated assets of $2.8 billion, deposits of $2.1 billion and stockholders' equity of $315.3 million or 11.1 percent of total assets. Bank Mutual's audited financial statements are included by reference as Exhibit I-2.

Plan of Restructuring

On April 21, 2003, the respective Boards of Directors of the MHC and Bank Mutual adopted the plan of restructuring pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of restructuring, Bank Mutual, which owns 100 percent of the Bank, will be succeeded by a new Wisconsin corporation with the same name. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in Bank Mutual currently owned by the MHC. As of March 31, 2003, the MHC's ownership interest in Bank Mutual approximated 52.28 percent. The Company will also issue shares of its common stock to the public stockholders of Bank Mutual pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Bank Mutual common stock as owned immediately prior to the conversion. As of March 31, 2003, the public stockholders' ownership interest in Bank Mutual approximated 47.72 percent.

Strategic Overview

Since the completion of the Company's minority stock offering in on November 1, 2000, Bank Mutual has demonstrated a record of growth, profitability and diversification of operations. Bank Mutual's range of products includes personal and business checking, savings, mortgage loans, consumer loans, commercial real estate and commercial business loans, insurance services that include credit life and disability insurance and property and casualty insurance, and investment alternatives offered through brokerage services that include the sale of mutual funds and the sale of tax deferred annuities. The Bank's strategic plan provides for: (1) raising capital for purposes of expansion through possible acquisition; (2) continued internal growth through offering a full range of savings, investment, checking and lending services; and (3) diversification of operations by building a more "bank-like" revenue stream from commercial and consumer lending and non-interest income sources.

Historically, Bank Mutual's operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Company's assets and liabilities, respectively. Beyond 1-4 family loans, lending diversification by the Bank has emphasized commercial real estate, multi-family, commercial business and consumer loans. To a lesser extent, the Bank's lending activities include construction loans and land loans. The Bank's current lending strategy is to place a greater emphasis on the origination of consumer loans, particularly home equity loans, commercial real estate loans and commercial business loans, although the origination of 1-4 family permanent mortgage loans is expected to remain as the Bank's most prominent lending activity.

Implementation of a more diversified lending strategy has been pursued to enhance the yield and interest rate sensitivity of the loan portfolio. The Company has sought to limit the credit risk exposure associated with diversification into higher risk types of loans, through emphasizing origination of such loans in local and stable markets, and establishing lending relationships with favorable credit histories. The Company also seeks to limit credit risk exposure on commercial business loans through emphasizing origination of smaller balance fully collateralized loans. Theses strategies, as well as the Bank's lending emphasis on originating relatively low risk 1-4 family permanent mortgage loans, quality underwriting, maintenance of sound credit standards for new loan originations and relatively favorable economic and real estate market conditions have resulted in historically low delinquency ratios. However, the Bank has experienced some credit quality deterioration in the commercial business loan portfolio since year end 2001, which management believes has been mostly attributable to the general decline in economic conditions. The Company's non-performing assets-to-assets ratio increased from 0.14 percent at year end 2001 to 0.33 percent at March 31, 2003, with a $4.8 million increase in non-accruing commercial business loans accounting for 89.5 percent of the total increase in non-performing assets.

Investments serve as a supplement to the Company's lending activities. The Company's investment strategy emphasizes low risk types of investments, with the intent of providing and maintaining liquidity and to generate a favorable return within the context of supporting interest rate and credit risk objectives. Investments currently held by the Company consist primarily of mortgage-related securities, most of which are guaranteed or insured by agencies of the U.S. Government. To manage the interest rate risk associated with the investment portfolio, the Company has emphasized investing in securities that have an average life of or reprice in five years or less and all investment securities are maintained as available for sale.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company, with the acquisition of First Northern representing Bank Mutual's largest source of deposit growth over the past five years. CDs account for the largest portion of the Bank's deposit composition, although recent trends reflect that the concentration of CDs comprising total deposits has declined and transaction and savings accounts have become a more notable component of Bank Mutual's deposit composition. The shift in deposit composition towards a higher concentration of transaction and savings accounts is believed to be in part attributable to the decline in CD market rates, which has resulted in a general increase in depositor preference to maintain funds in more liquid savings and transaction accounts.

Borrowings serve as an alternative funding source for the Company to support management of funding costs and interest rate risk. The Company's use of borrowings has emphasized FHLB advances, which have fixed rate terms for more than one year. Borrowings increased significantly in connection with the acquisition of First Northern, but since 2000 asset growth has been funded through deposits and the Company's use of borrowings has declined. To the extent deposit growth objectives are achieved, borrowings are expected to continue to become a smaller component of the Company's funding composition.

Bank Mutual's earnings base is largely dependent upon net interest income and operating expense levels. Overall, Bank Mutual's operating strategy has provided for a relatively low but stable net interest margin. In particular, the Bank's emphasis on managing the interest rate risk and credit risk associated with the net interest margin has somewhat limited the earnings potential that can be realized from the yield-cost spread. With the acquisition of First Northern, the Company realized an increase in the concentration of loans comprising interest-earning assets and an increase in the yield earned on interest-earning assets. However, since 2000, the Company has experienced a decline in yield earned on interest-earning assets, reflecting the impact of the declining interest rate environment and a declining concentration of loans comprising total assets.

The Company's operating expenses are also viewed as being relatively low, which can in part be attributed to the relatively high concentration of investments that comprise the Company's interest-earning assets. While lower yielding than loans, investments are also less costly to service than loans. Likewise, on the liability side of the balance sheet, CDs and borrowings, which constitute the major portion of the Bank's interest-bearing funding composition, tend to be less costly to service than transaction and savings accounts.

Over the past five and one-quarter years, Bank Mutual's operating strategy has emphasized management of interest rate risk and credit risk, while achieving notable growth through the acquisition of First Northern. The acquisition of First Northern provided for an effective use of proceeds raised in the Company's minority stock offering, supporting earnings growth, leveraging of capital and enhancing the Company's market presence as a statewide financial institution operating in all of the major metropolitan areas of Wisconsin. A key component of the Company's business plan is to complete a second-step conversion offering. In particular, the additional equity capital raised in the conversion will provide a larger capital cushion for asset growth, including possible growth through other acquisitions of local thrifts, commercial banks or other financial service providers as opportunities arise. As a fully-converted institution, it is contemplated that the ability to offer Company stock as consideration will facilitate increased opportunities to grow through acquisition. The additional capital raised through the second-step conversion will also support continued internal growth, which will emphasize growth of commercial real estate, commercial business and consumer lending activities as well as growth generated through cross-selling products and services that will build a more "bank-like" revenue stream. The projected use of stock proceeds are highlighted below.

- The Company. The Company is expected to retain up to 50 percent of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, which may include acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

- The Bank. Approximately 50 percent of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will initially become part of general funds, pending deployment into loans and mortgage-related securities.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data from December 31, 1998 through March 31, 2003. From year end 1998 through March 31, 2003, Bank Mutual exhibited average annual asset growth of 10.4 percent, with the strongest growth occurring in 2000 in connection with the acquisition of First Northern. The acquisition of First Northern added approximately $929 million of assets and $565 million of deposits to the Company's balance sheet. The acquisition of First Northern also created approximately $52 million of goodwill and intangibles, thereby increasing the level of non-earning assets on the balance sheet. As of March 31, 2003, goodwill and intangibles equaled 2.0 percent of total assets, versus a comparable ratio of 0.6 percent at year end 1999. Growth in loans and mortgage-related securities have represented the primary areas of asset growth over the past five and one-quarter years. Asset growth has been funded by a combination of deposits, borrowings and capital, including capital raised in the minority stock offering completed on November 1, 2000. A summary of Bank Mutual's key operating ratios for the past five and one-quarter years is presented in Exhibit I-3.

The Company's loans receivable portfolio increased at a 12.2 percent average annual rate from year end 1998 through March 31, 2003, increasing as a percent of assets from 55.4 percent at year end 1998 to 59.5 percent at March 31, 2003. Loans receivable peaked following the acquisition of First Northern, equaling $2.0 billion or 70.7 percent of total assets at year end 2000. Since year end 2000, the loans receivable balance has declined to $1.7 billion at March 31, 2003, with most of the decline consisting of 1-4 family permanent mortgage loans. The decline in 1-4 family loans reflects the impact of accelerated repayments of 1-4 family loans caused by borrowers refinancing into lower rate loans and the Company's philosophy of generally selling originations of fixed rate 1-4 family loans with terms of 20 years or more.

Trends in the Company's loan portfolio composition highlight the current business plan of a pursuing a more diversified lending strategy. Over the past five and one-quarter years, the concentration of 1-4 family permanent mortgage loans comprising total loans declined from 70.6 percent at year end 1998 to 46.9 percent at March 31, 2003. Comparatively, over the same time period, commercial real estate/multi-family loans increased from 9.0 percent to 17.7 percent of total loans and consumer loans increased from 15.6 percent to 24.6 percent of total loans. A less

Table 1.1
Bank Mutual Corporation
Historical Balance Sheets
(Amount and Percent of Assets)(1)

	At Fiscal Year End December 31,										At March 31,		Annual Growth Rate
	1998		1999		2000		2001		2002		2003		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:													
Assets	$1,872,862	100.0%	$1,769,506	100.0%	$2,789,532	100.0%	$2,905,790	100.0%	$2,843,328	100.0%	$2,848,949	100.0%	10.4%
Cash and cash equivalents	330,248	17.6%	178,959	10.1%	65,722	2.4%	251,912	8.7%	241,759	8.5%	209,218	7.3%	-10.2%
Investment securities	116,534	6.2%	57,763	3.3%	94,129	3.4%	93,059	3.2%	73,226	2.6%	80,838	2.8%	-8.2%
Mortgage-related securities	270,897	14.5%	374,100	21.1%	464,873	16.7%	521,084	17.9%	618,123	21.7%	626,447	22.0%	21.8%
Loans held for sale	27,723	1.5%	541	0.0%	7,469	0.3%	32,321	1.1%	46,971	1.7%	55,859	2.0%	17.9%
Loans receivable, net	1,037,589	55.4%	1,082,795	61.2%	1,972,636	70.7%	1,831,155	63.0%	1,685,662	59.3%	1,693,898	59.5%	12.2%
FHLB stock	13,537	0.7%	13,537	0.8%	28,926	1.0%	31,233	1.1%	32,885	1.2%	33,818	1.2%	24.0%
Goodwill/Other Intangibles	29,786	1.6%	11,496	0.6%	63,024	2.3%	58,966	2.0%	58,304	2.1%	58,139	2.0%	17.0%
Deposits	1,398,858	74.7%	1,343,007	75.9%	1,894,820	67.9%	2,090,440	71.9%	2,126,655	74.8%	2,144,012	75.3%	10.6%
Borrowings	270,822	14.5%	242,699	13.7%	567,624	20.3%	465,360	16.0%	354,978	12.5%	329,844	11.6%	4.7%
Total equity	175,743	9.4%	163,820	9.3%	284,397	10.2%	304,098	10.5%	323,075	11.4%	315,319	11.1%	14.7%
Tangible equity	145,957	7.8%	152,324	8.6%	221,373	7.9%	245,132	8.4%	264,771	9.3%	257,180	9.0%	14.3%
Banking Offices	52		51		70		70		70		70		

(1) Ratios are as a percent of ending assets.

Sources: Bank Mutual's prospectus, audited financial statements and RP Financial calculations.

significant increase was realized in commercial business loans, increasing from 2.7 percent to 4.0 percent of total loans. Growth of the commercial real estate/multi-family loan portfolio has been primarily realized through growth of commercial real estate loans, while consumer loan growth has been primarily realized through growth of home equity loans. The Company's balance of construction and development loans also increased during the past five and one-quarter years, equaling 6.7 percent of total loans outstanding at March 31, 2003 compared to 2.1 percent at year end 1998.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Bank Mutual's overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-terms. Over the past five and one-quarter years, the Company's level of cash and investment securities (exclusive of FHLB stock) ranged from a low of 5.8 percent of assets at year end 2000 to a high of 23.8 percent of assets at year end 1998. The relatively low ratio of cash and investments maintained at year end 2000 reflects the use of liquidity to fund the $75.1 million of cash consideration paid for the acquisition of First Northern, as well as deployment of liquidity to fund loan growth and purchases of mortgage-related securities. As of March 31, 2003, the Company maintained total cash and investments of $290.1 million or 10.2 percent of assets, which included $209.2 million of cash and equivalents. Investments held by the Company at March 31, 2003 consisted of U.S. Government and agency securities ($26.1 million), corporate bonds ($8.5 million), mutual funds ($44.3 million), Freddie Mac stock ($1.3 million) and municipal bonds ($700,000). To facilitate management of interest rate risk, most of the securities in the investment portfolio had maturities of less than three years at March 31, 2003 and the entire portfolio was maintained as available for sale. As of March 31, 2003, the Company maintained a net unrealized gain of $535,000 on the investment portfolio. Exhibit I-4 provides historical detail of the Company's investment portfolio.

The Company also maintains investments in mortgage-related securities, with the portfolio consisting primarily of fixed rate collateralized mortgage obligations ("CMOs") guaranteed or insured by a federal agency. CMOs held by the Company also include obligations of private issuers. In addition, the Company's investment in mortgage-related securities includes fixed rate pass-through securities that are guaranteed or insured by a federal agency. Mortgage-related securities are generally purchased by the Company as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with Bank Mutual's investment philosophy. The mortgage-related securities portfolio ranged from a low of 14.5 percent of assets at year end 1998 to a high of 22.0 percent of assets at March 31, 2003. As of March 31, 2003, the Company's portfolio of mortgage-related securities totaled $626.4 million and a net unrealized gain of $8.7 million was maintained on the mortgage-related securities portfolio.

Over the past five and one-quarter years, Bank Mutual's funding needs have been substantially met through retail deposits, internal cash flows, borrowings, retained earnings and proceeds realized from the minority stock offering. From year end 1998 through March 31, 2003, the Company's deposits increased at an annual rate of 10.6 percent. After declining slightly in 1999, the Company has recorded deposit growth throughout the past three and one-quarter years, with the most notable increase occurring in 2000 as the result of acquisition related deposit growth. Since year end 1998 deposit growth has substantially matched the Company's asset growth, as total deposits equaled 74.7 percent and 75.3 percent of assets at year end 1998 and at March 31, 2003, respectively. In recent years, deposit growth for transaction and savings accounts has been slightly stronger than CD growth, which has provided for an increase in the concentration of transaction and savings accounts that comprise total deposits. Money market accounts have represented the most significant growth area in transaction and savings accounts. As of March 31, 2003, CDs equaled 60.6 percent of total deposits and transaction and savings accounts equaled 39.4 percent of total deposits.

Borrowings serve as an alternative funding source for the Company to support management of funding costs and interest rate risk. The Company's utilization of borrowings peaked at year end 2000, equaling $567.6 million or 20.3 percent of assets. Since year end 2000 borrowings have declined steadily, as funds generated from deposit growth and the pay down of the loan portfolio have in part been utilized to repay FHLB advances. As of March 31, 2003, the Company maintained total borrowings of $329.8 million, which equaled 11.6 percent of assets. FHLB advances have been the most prominent source of borrowing utilized by the Company and at March 31, 2003 accounted for all of the Company's borrowings.

From year end 1998 through March 31, 2003, the Company's equity increased at an average annual growth rate of 14.7 percent. Over the same time period, tangible equity increased at an average annual rate of 14.5 percent. The most significant capital growth was recorded in 2000, as the result of the completion of the minority stock offering and shares issued for the acquisition of First Northern. Net proceeds from the minority stock offering and issuance of common stock for the acquisition of First Northern approximated $99 million. Overall, the Company's equity-to-assets ratio increased from 9.4 percent at year end 1998 to 11.1 percent at March 31, 2003. The Company's tangible equity-to-assets ratio equaled 9.0 percent at March 31, 2003, versus a comparable ratio of 7.8 percent at year end 1998. The $7.8 million decline reflected in the Company's equity for the quarter ended March 31, 2003 was the result of stock repurchases. The additional capital realized from the second-step conversion offering will serve to strengthen the Company's capital position and support the growth strategies contemplated in its business plan.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements from the year ended December 31, 1998 through the twelve months ended March 31, 2003. Earnings for the Company over the past five and one-quarter years ranged from a loss of 0.24 percent of average assets in 1999 to a high of 0.92 percent of average assets in 2002. The loss recorded in 1999 was the result of a $15.6 million write-down of intangible assets that was deemed to be impaired. For the twelve months ended March 31, 2003, the Company reported net income of $26.1 million or 0.91 percent of average assets. Net interest income and operating expenses represent the primary components of the Company's earnings, while non-interest operating income has been a relatively limited source of earnings for the Company. The Company's historically strong credit quality has generally served to limit the impact of loss provisions on earnings. Gains realized from the sale of fixed rate loans to the secondary market have become a more prominent earnings source for the Company in recent years, as the result of an increase in lending volume for such loans.

Bank Mutual has maintained a relatively low net interest margin throughout the period shown in Table 1.2, reflecting the Company's emphasis on managing interest rate risk and credit

Table 1.2
Bank Mutual Corporation
Historical Income Statements
(Amount and Percent of Avg. Assets)(1)

	For the Fiscal Year Ended December 31,										For the 12 months Ended 3/31/03	
	1998		1999		2000		2001		2002			
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)
Interest Income	$125,470	6.75%	$118,302	6.33%	$135,711	7.01%	$190,986	6.69%	$165,432	5.73%	$159,161	5.54%
Interest Expense	(80,017)	-4.31%	(75,337)	-4.03%	(84,980)	-4.39%	(119,372)	-4.18%	(87,678)	-3.04%	(82,610)	-2.87%
Net Interest Income	$45,453	2.45%	$42,965	2.30%	$50,731	2.62%	$71,614	2.51%	$77,754	2.69%	$76,551	2.66%
Provision for Loan Losses	(637)	-0.03%	(350)	-0.02%	(423)	-0.02%	(723)	-0.03%	(760)	-0.03%	(1,003)	-0.03%
Net Interest Income after Provisions	$44,816	2.41%	$42,615	2.28%	$50,308	2.60%	$70,891	2.48%	$76,994	2.67%	$75,548	2.63%
										0.00%		
Other operating income	$7,415	0.40%	$7,329	0.39%	$8,949	0.46%	$12,525	0.44%	$10,674	0.37%	$10,522	0.37%
Amortization goodwill/other intangibles	($2,738)	-0.15%	($18,290)	-0.98%	($8,274)	-0.43%	($3,760)	-0.13%	($662)	-0.02%	($662)	-0.02%
Operating Expense	(32,783)	-1.76%	(32,989)	-1.77%	(27,870)	-1.44%	(51,244)	-1.79%	(53,507)	-1.85%	(53,277)	-1.85%
Net Operating Income	$16,710	0.90%	($1,335)	-0.07%	$23,113	1.19%	$28,412	0.99%	$33,499	1.16%	$32,131	1.12%
Non-Operating Income												
Net gain(loss) on sale of loans	$1,025	0.06%	$497	0.03%	$301	0.02%	$3,955	0.14%	$5,993	0.21%	$6,807	0.24%
Net gain(loss) on sale of securities	0	0.00%	158	0.01%	0	0.00%	0	0.00%	9	0.00%	9	0.00%
Net Non-Operating Income	$1,025	0.06%	$655	0.04%	$301	0.02%	$3,955	0.14%	$6,002	0.21%	$6,816	0.24%
Net Income Before Tax	$17,735	0.95%	($680)	-0.04%	$23,414	1.21%	$32,367	1.13%	$39,501	1.37%	$38,947	1.35%
Income Taxes	(6,584)	-0.35%	(3,803)	-0.20%	(8,709)	-0.45%	(12,084)	-0.42%	(12,956)	-0.45%	(12,864)	-0.45%
Net Income (Loss)	$11,151	0.60%	($4,483)	-0.24%	$14,705	0.76%	$20,283	0.71%	$26,545	0.92%	$26,083	0.91%
Adjusted Earnings												
Net Income Before Ext. Items	$11,151	0.60%	($4,483)	-0.24%	$14,705	0.76%	$20,283	0.71%	$26,545	0.92%	$26,083	0.91%
Addback: Non-Operating Losses	0	0.00%	15,579	0.83%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deduct: Non-Operating Gains	(1,025)	-0.06%	(655)	-0.04%	(301)	-0.02%	(3,955)	-0.14%	(6,002)	-0.21%	(6,816)	-0.24%
Tax Effect Non-Op. Items(2)	359	0.02%	229	0.01%	105	0.01%	1,384	0.05%	2,101	0.07%	2,386	0.08%
Adjusted Net Income	$10,485	0.56%	$10,670	0.57%	$14,509	0.75%	$17,712	0.62%	$22,644	0.78%	$21,653	0.75%

(1) Ratios are as a percent of average assets.
(2) Assumes tax rate of 35.0 percent.

Sources: Bank Mutual's prospectus, audited financial statements and RP Financial calculations.

risk at the expense of potentially realizing wider yield-cost spreads in certain interest rate environments. Over the past five and one-quarter years, the Company's net interest income to average assets ratio ranged from a low of 2.30 percent during 1999 to a high of 2.69 percent during 2002. For the twelve months ended March 31, 2003, the Company's net interest income to average assets ratio equaled 2.66 percent. The comparatively higher net interest income ratios maintained during 2002 and the most recent twelve month period has been facilitated by a widening of the yield-cost resulting from the more immediate impact that the decline in short-term interest rates has had on the Company's funding costs relative to asset yields. Accordingly, the Company's net interest spread increased from 2.22 percent in 2001 to 2.49 percent for the twelve months ended March 31, 2003. Over the same time period, the Company's interest income ratio declined by 115 basis points, versus a more significant decline of 131 basis points in the interest expense ratio. While the Company's net interest income ratio has been higher during recent periods, the improvement has been somewhat limited by its interest rate risk management strategies. In particular, the reduction in funding costs has been limited by the Company's strategy to reduce the interest rate sensitivity of interest-bearing liabilities through offering attractive rates on longer term CDs and utilizing longer term fixed rate FHLB advances. The Company's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

The Company began to experience compression in the net interest margin during the first quarter of 2003, reflecting a more significant reduction in yield earned on interest-earning assets relative to the decline in funding costs. In the current interest rate environment or if interest rates decline further, the Company anticipates that it would experience further compression in the net interest margin during 2003. Most notably, the loss of yield income resulting from accelerated repayments of 1-4 family loans and mortgage-related securities is no longer being offset by a comparable reduction in funding costs. The less significant reduction to be realized in funding costs is in part attributable to the Company's interest rate risk management strategies of extending CD maturities and utilizing longer term fixed rate FHLB advances. Additionally, the Company's ability to realize further reductions in core deposit costs is limited, since current rates paid on those accounts have already been reduced to near bottom levels.

Non-interest operating income has been a fairly stable contributor to the Company's earnings over the past five and one-quarter years, ranging from a low of 0.37 percent of average assets during 2002 and for the twelve months ended March 31, 2003 to a high of 0.46 percent of average assets during 1999. Service charges on deposits, brokerage and insurance commissions and miscellaneous other sources of income generated from retail and commercial services constitute the primary components of the Company's non-interest operating income. In recent years, service charges on deposits and brokerage and insurance commissions have been the primary growth areas of non-interest income. In 2002 and for the twelve months ended March 31, 2003, non-interest operating income was negatively impacted by losses recorded in loan related fees and servicing revenue due to impairment of mortgage servicing rights.

Operating expenses, inclusive of amortization of goodwill and intangibles, represent the other major component of the Company's earnings, ranging from a low of 1.87 percent of average assets during 2002 and for the twelve months ended March 31, 2003 to a high of 2.75 percent of average assets during 1999. The higher operating expense ratio indicated for 1999 was the result of a $15.6 million write-down of intangible assets that was deemed to be impaired. Overall, the Company has maintained a relatively low level of operating expenses, which has been achieved despite maintaining a relatively high number employees for the Company's assets size. As of March 31, 2003, the Company's ratio of assets per full time equivalent employee equaled $3.7 million, versus a comparable ratio of $4.6 million for all publicly-traded thrifts. The Company's lower assets per employee ratio is in part attributable to the staffing needs of its relatively large network of banking offices. The Company recorded a slight decline in operating expenses during 2002 and for the most recent twelve month period compared to 2001, which was the result of the smaller impact that amortization of goodwill/intangibles had on earnings due to the change in accounting for goodwill. Following the conversion, the Company will be better positioned to leverage operating expenses through further growth of the balance sheet.

Overall, the general trends in the Company's net interest margin and operating expense ratio since 1998 have resulted in an increase in the expense coverage ratio (net interest income divided by operating expenses). The Company's expense coverage ratio equaled 1.28 times during 1998, versus a comparable ratio of 1.42 times during the twelve months ended March 31, 2003. The increase in the expense coverage ratio was realized through both a higher net interest income ratio and a lower operating expense ratio, with the reduction in the operating expense ratio attributable the change in accounting for goodwill in which goodwill is no longer amortized but rather periodically tested for impairment. Comparatively, as the result of an increase in the Company's operating expense ratio, excluding amortization of goodwill and intangibles, and a slight decline in non-interest operating as percent of average assets, Bank Mutual's efficiency ratio (defined as operating expenses, net of amortization of goodwill and intangibles, as a percent of the sum of net interest income and non-interest operating income) of 61.1 percent for the twelve months ended March 31, 2003 approximated the 61.8 percent efficiency ratio maintained during 1998.

Loan loss provisions have had a fairly limited impact on the Company's earnings over the past five and one-quarter years, which has been supported by the Company's favorable credit quality. Over the past five and one-quarter years, loan loss provisions established by the Company have not exceeded 0.03 percent of average assets. While an increase in non-performing loans was experienced during 2002, the Company continued to maintain healthy reserve coverage ratios. As of March 31, 2003, the Company maintained allowance for loan losses of $13.0 million, equal to 151.9 percent of non-performing loans and 0.77 percent of net loans receivable. Exhibit I-6 sets forth the Company's allowance for loan loss activity during the past five and one-quarter years.

The Company records gains on the sale of loans from the sale of fixed rate loans originations to the secondary market. Most loans are sold with servicing retained. Gains realized from the sale of loans were a larger source of earnings in 2002 and the most recent twelve month period, as historically low mortgage rates supported a significant increase in the Company's lending volume for 1-4 family fixed rate loans. Gains on the sale of loans equaled 0.24 of average assets for the twelve months ended March 31, 2003, versus a comparable low of 0.02 percent of average assets during 2000. The Company recorded nominal gains from the sale of investment securities during 1999 and 2002. The gains realized from the sale of investment securities are viewed as non-recurring income, while gains generated from the sale of fixed rate loan originations have been an ongoing activity for the Company. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and resulting demand for longer term fixed rate loans.

For the twelve months ended March 31, 2003, the Company's effective tax rate equaled 33.0 percent which was comparable to prior years after giving effect for the goodwill amortization expense that was not a taxable expense. The Company's marginal effective tax rate approximates 40.0 percent. The lower effective tax rates indicated for by the Company reflect certain tax advantages realized from lower tax rates applied for investments maintained in the Company's investment subsidiaries.

Interest Rate Risk Management

The Company implements a number of strategies to manage interest rates risk, pursuant to which the Company seeks to maintain an acceptable balance between maximizing yield potential and limiting exposure to changing interest rates. Management of the Company's interest rate risk is conducted on an ongoing basis and is reviewed formally by the Asset/Liability Committee ("ALCO") as needed. Bank Mutual utilizes monthly interest rate risk exposure reports prepared internally to monitor and analyze the effects that interest rate movements will have on the balance sheet and on net interest income. Based on balance sheet data as of March 31, 2003, a 200 basis point instantaneous and sustained rise in interest rates would result in a 1.0 percent decline in Present Value of Equity ("PVE"), which is within targeted limits as set forth by the Board. As of March 31, 2003, the Bank maintained a cumulative one year gap to assets ratio of positive 11.1 percent (see Exhibit I-7).

The Company manages interest rate risk from the asset size of the balance sheet through such strategies as lending diversification into loans that are primarily offered as short-term fixed rate loans or adjustable rate loans with short-term repricing periods, emphasizing the origination and retention of 1-4 family loans with adjustable rates or certain fixed rate loans with 15-year terms, selling originations of certain 1-4 family 15- and 20-year fixed rate loans and all 30-year fixed rate originations, maintaining investments as available for sale and emphasizing investment in securities with short- and intermediate-term maturities of less than five years. As of March 31, 2003, of the total loans due after March 31, 2004, adjustable rate loans comprised 51.4 percent of the Company's loan portfolio (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through strategies such as reducing the interest rate sensitivity of interest-bearing liabilities through utilizing fixed rate borrowings with terms of more than one year, extending CD maturities in low interest rate environments through offering attractive rates on certain longer term CDs, and emphasizing growth of less interest rate sensitive and lower cost savings and transaction accounts.

Lending Activities and Strategy

The Company's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and 1-4 family permanent mortgage loans continue to comprise the largest concentration of the loan portfolio. Beyond 1-4 family loans, lending diversification by the Company includes commercial real estate, multi-family, commercial business, consumer, construction and development loans. Going forward, the Bank's lending strategy is to place a greater emphasis on the origination of consumer loans, particularly home equity loans, commercial real estate loans and commercial business loans, although the origination of 1-4 family permanent mortgage loans is expected to remain as the Company's most prominent lending activity. However, it is anticipated that growth of the 1-4 family portfolio will continued to be slowed by the sale of a large portion of fixed rate originations, thereby providing for a gradual shift in the Company's loan portfolio composition towards higher concentrations of consumer loans, commercial real estate loans and commercial business loans and a resulting lower concentration of 1-4 family loans. Exhibit I-9 provides historical detail of Bank Mutual's loan portfolio composition over the past five and one-quarter years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of March 31, 2003.

Bank Mutual originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, retaining all ARM loans and selling most fixed rate loans. The Bank typically sells all 30-year fixed rate originations, while retaining a portion of originations with terms of 20 years or less. Loans are generally sold with servicing retained by the Bank. Bank Mutual offers ARM loans that adjust every one, three or five years and are indexed to the comparable term U.S. Treasury Constant Maturity Index or the National Monthly Median Cost of Funds for SAIF insured institutions. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Some of the ARM loans are granted with conversion options, which provide terms for a limited period early in the term of the ARM loan that allows the borrower to convert the mortgage loan to a fixed rate mortgage loan. The substantial portion of the Bank's 1-4 family permanent mortgage loans are underwritten to secondary market standards specified by Fannie Mae or Freddie Mac. As of March 31, 2003, the Bank's 1-4 family permanent mortgage loan portfolio totaled $823.6 million or 46.9 percent of total loans outstanding.

Construction loans originated by the Company consist of loans to finance the construction of 1-4 family residences, as well as multi-family and commercial real estate properties. The Company's 1-4 family construction lending activities consist of construction financing for construction/permanent loans and are offered on comparable terms as permanent mortgage loans. Construction commercial real estate and multi-family loans are generally originated as construction/permanent loans and are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. Construction loans require the payment of interest only during the construction period. Development loans constitute a minor area of lending diversification for the Company, consisting of the financing of local properties that will be used for residential and commercial development. As of March 31, 2003, Bank Mutual's outstanding balance of construction and development loans totaled $117.9 million or 6.7 percent of total loans outstanding.

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are substantially collateralized by Wisconsin-based properties. Bank Mutual originates commercial real estate and multi-family loans up to a maximum loan-to-value ratio of 80.0 percent and requires a minimum debt-coverage ratio of 1.2 times for commercial real estate loans and 1.1 times for multi-family loans. Loan terms typically provide for up to 25-year amortizations and are offered as fixed rate, ARM and balloon loans. Balloon loans generally are amortized on a 15 to 25 year basis with a typical balloon provision of three to ten years. In light of the higher credit risk associated with commercial real estate and multi-family loans, loan rates offered on those loans are at a premium to the Company's 1-4 family loan rates. Properties securing the commercial real estate and multi-family loan portfolio consist primarily of office buildings, warehouses, retail properties, commercial condominiums, mixed-use properties, industrial buildings and apartment buildings. As of March 31, 2003, the commercial real estate and multi-family loan portfolio totaled $311.1 million or 17.7 percent of the total loan portfolio.

At March 31, 2003, the largest outstanding loan on a multi-family property was $12.0 million on a 148 unit apartment project located in Oak Creek, Wisconsin. At the same date, the largest outstanding loan on a commercial real estate property was $21.7 million on a retail/office building complex located in Brookfield, Wisconsin. Both loans were current and performing in accordance with their terms, at March 31, 2003.

Diversification into non-mortgage lending consists of consumer loans, as well as commercial business loans. Home equity loans represent the primary component of the consumer loan portfolio, which consist of amortizing loans and lines of credit. Fixed rate home equity loans are amortized for terms ranging from three to fifteen years. Adjustable rate home equity loans currently have a fixed rate for three years then adjust annually or monthly depending upon the offering, with amortization terms of up to twenty years. Home equity lines of credit are tied to the prime rate and are offered for terms of up to ten years. Home equity lines of credit require a minimum monthly payment of interest only or the greater of $100 or 1.5 percent of the month end balance. The Company will lend up to maximum loan-to-value ratio of 100 percent of the combined balance of the home equity loan or line of credit and the first lien. As of March 31, 2003, the Company maintained $239.8 million of amortizing home equity loans and $77.5 million of home equity lines of credit.

Beyond home equity loans, the consumer loan portfolio consists primarily of auto loans. As of March 31, 2003, the Company maintained auto loans totaling $64.9 million, most of which consisted of indirect auto loans. The indirect auto loan portfolio is primarily generated through the Company's 50 percent ownership interest in Savings Financial Corporation ("SFC"), which purchases indirect auto loans from Wisconsin-based dealerships and sells them either to Bank Mutual or the other equity partner. SFC underwrites and services the loans. Other consumer loans held by the Company consist of student loans, loans secured by deposits, various other types of direct installment loans, and unsecured credit card balances. Growth of the consumer loan portfolio is currently an area of lending emphasis for the Company, with most of the growth projected to be realized in home equity loans and home equity lines of credit. As of March 31,

2003, the Bank's consumer loan portfolio totaled $432.5 million or 24.6 percent of total loans outstanding.

The Company offers commercial business loans and lines of credit to small and medium sized companies in its market area. Commercial business loans offered by the Company consist of floating rate loans indexed to the prime rate and fixed rate loans for terms of up to seven years. Fixed rate loans are generally priced at a margin over the yield on U.S. Treasury issues with maturities that correspond to the maturities of the loan. The commercial business loan portfolio consists substantially of loans that are secured by business assets and personal assets, while the portfolio also includes a minor amount of unsecured loans for purposes of working capital and other general business purposes. The commercial business loan portfolio includes loans to businesses for equipment purchases, working capital lines of credit, debt refinancing, SBA loans and domestic stand-by letters of credit. Commercial business lending is a desired lending growth area for the Company. To facilitate the planned commercial lending growth, the Company recently hired a Vice President who has significant experience in local commercial lending management to oversee the Bank's commercial business lending activities. As of March 31, 2003, Bank Mutual's outstanding balance of commercial business loans totaled $70.9 million or 4.0 percent of total loans outstanding.

Exhibit I-11 provides a summary of the Company's lending activities over the past three and one-quarter years. The Company's lending volume has increased significantly since 2000, which has been in part supported by the additional loan generation that was provided by the acquisition of First Northern. The increase in lending volume has also been supported by historically low mortgage rates, which has facilitated a surge in demand for residential loans both with respect to financing new home purchases and construction and refinancing of existing mortgages. Total loan originations increased from $354.8 million in 2000 to $1.2 billion for the twelve months ended March 31, 2003, with most of the increase attributable to increased originations of mortgage loans. Mortgage loan originations accounted for $863.2 million or 71.7 percent of the Company's total loan volume for the twelve months ended March 31, 2003, versus comparable measures of $189.7 million or 53.5 percent during 2000. Notwithstanding the dramatic increase experienced in the Company's loan volume, loan portfolio growth has been slowed by accelerated repayments that has resulted from borrowers refinancing into lower rate loans and the sale of most originations of fixed rate 1-4 family mortgage loans to the secondary market. In fact, loans receivable declined during 2002, as the result of the pay down of the 1-4 family loan portfolio. With the exception of loans acquired in connection with the acquisition of First Northern, the Company has purchased only a minor amount of loans during the past three and one-quarter years. Such purchases consist of 1-4 family loans secured by residences in Wisconsin and other nearby Midwestern states.

Asset Quality

The Company's historical 1-4 family lending emphasis and credit risk management strategies have generally supported favorable credit quality measures. Over the past five and one-quarter years, Bank Mutual's balance of non-performing assets ranged from a low of 0.14 percent of assets at year end 2001 to a high of 0.55 percent of assets at year end 1998. As of March 31, 2003, non-performing assets-to-total assets equaled 0.33 percent. The increase in non-performing assets since 2001 has been the result of a rise in commercial loan delinquencies, which management believes has been mostly attributable to the general decline in economic conditions. Non-accruing commercial business loans totaling $5.2 million accounted for 60.3 percent of the Company's total balance of non-performing loans at March 31, 2003. As shown in Exhibit I-12, the Company's balance of non-performing assets at March 31, 2003 consisted of $7.6 million of non-accruing loans, $941,000 of accruing loans delinquent 90 days or more and $741,000 of foreclosed properties and repossessed assets.

To track the adequacy of valuation allowances, Bank Mutual has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. The appropriateness of the allowance is reviewed monthly by senior management based upon its evaluation of then-existing economic and business conditions affecting the key lending areas of the Company. Other outside factors such as credit quality trends, collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments and recent loss experience in particular segments of the portfolio that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan are also considered. The Board of Directors also reviews the loan loss allowances compared to the relative size of the portfolio on at least a quarterly basis. As of March 31, 2003, the Company's allowance for loan losses was $13.0 million, which equaled 151.9 percent of non-performing loans and 0.77 percent of net loans receivable.

Funding Composition and Strategy

Deposits have consistently served as the Company's primary source of funds and at March 31, 2003 deposits accounted for 86.7 percent of Bank Mutual's interest-bearing funding composition. Exhibit I-13 provides historical detail of the Company's deposit composition for the past five and one-quarter years. CDs comprise the largest component of the Company's deposit composition, with the current CD composition reflecting a slightly higher concentration of short-term CDs (maturities of one year or less). As of March 31, 2003, the CD portfolio equaled $1.3 billion or 60.6 percent of total deposits. As of March 31, 2003, 54.0 percent of total CDs mature in one year or less. Jumbo CDs (CD accounts with balances of $100,000 or more) equaled $169.1 million or 13.0 percent of total CDs (see Exhibit I-14). The Company held $17.6 million of brokered CDs at March 31, 2003.

Lower cost savings and transaction accounts comprise the balance of the Company's deposit composition, with such deposits equaling $845.4 million or 39.4 percent of total deposits at March 31, 2003. Money market accounts comprise the largest component of the Company's transaction and savings account balance, equaling $352.1 million or 41.6 percent of total transaction and savings accounts at March 31, 2003. Money market accounts have also represented the strongest source of growth in the Company's transaction and savings accounts during the past two and one-quarter years, which has provided for a slight increase in the level of transaction and savings accounts that comprise total deposits. Transaction and savings accounts equaled 37.6 percent of total deposits at year end 2000, as compared to the 39.4 percent ratio maintained at March 31, 2003. Growth of money market accounts has been in part facilitated by the low interest rate environment, as the general decline in CD rates has increased depositor preference to hold funds in liquid transaction accounts.

Borrowings serve as an alternative funding source for the Company to support management of funding costs and interest rate risk. As of March 31, 2003, the Company maintained total borrowings of $329.8 million, which consisted entirely of FHLB advances. FHLB advances consist of fixed rate instruments, most of which mature in more than one year at

March 31, 2003. The Company's other borrowings consist of short-term borrowed deposits from the Federal Reserve Bank. Exhibit I-15 provides detail of the Company's borrowing activities during the past three and one-quarter years.

Subsidiaries of the Bank

The Bank maintains five active subsidiaries for purposes of managing investments and providing customer services. A summary description of each of the Bank's active subsidiaries is set forth below.

Lake Financial and Insurance Services, Inc. ("Lake Financial"), a wholly-owned subsidiary of the Bank, provides investment and insurance services to both the Bank's customers and the general public. Investment services include tax deferred and tax free investments, mutual funds, and government securities. Personal insurance, business insurance, life and disability insurance and mortgage protection products are also offered by Lake Financial.

Mutual Investment Corporation, a wholly-owned subsidiary of the Bank, owns and manages part of the Bank's investment portfolio.

First Northern Investments, Inc., a wholly-owned subsidiary of the Bank, owns and manages part of the Bank's investment and loan portfolios.

MC Development LTD, a wholly-owned subsidiary of the Bank, is involved in land development and sales. It owns two parcels of undeveloped land consisting of 15 acres in Brown Deer, Wisconsin and 318 acres in Oconomowoc, Wisconsin.

Savings Financial Corporation ("SFC"), 50 percent owned by the Bank and 50 percent owned by another financial institution, originates, sells and services indirect automobile loans. SFC sells the loans on a regular basis to First Northern Investments, Inc. or the Bank, but retains the servicing rights in the loans.

In addition, the Bank has five wholly-owned subsidiaries that are inactive but will continue to be wholly-owned subsidiaries for possible future use in a related or other area.

Legal Proceedings

The Company is periodically involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, involve amounts which are believed by management to be immaterial to the Company's financial condition and results of operations.

II. MARKET AREA

Introduction

Bank Mutual maintains 69 banking offices located in 28 counties in Wisconsin and one banking office in Woodbury, Minnesota. The Company is headquartered and maintains its largest concentration of banking offices in the Milwaukee metropolitan area, which includes Milwaukee, Waukesha, Ozaukee, and Washington counties. There are 18 banking offices in this area, with an additional office expected to be opened in the fourth quarter of 2003. The Company maintains 21 banking offices in nine northeastern counties, which includes the city of Green Bay, 19 banking offices in the northwestern part of Wisconsin and four banking offices in the Madison area, which is the state capital of Wisconsin. Overall, counties in which Bank Mutual maintains a banking office presence account for 66 percent of Wisconsin's population. Exhibit II-1 provides information on the Company's office facilities.

The primary market area includes a mixture of rural, suburban and urban markets, with the Milwaukee MSA being the most populous and more urban of the markets served by the Company's banking offices. Given the statewide presence of the banking office network, the market area served by the Company has a fairly diversified economy, with services, wholesale/retail trade, manufacturing, and state and local government constituting the basis of the Wisconsin economy. Consistent with the national economy, the Wisconsin economy has experienced a slow down as well during the past two years. However, the low interest rate environment has supported a strong housing market and a resulting high demand for residential loans, both with respect to financing new home purchases and construction and refinancing of existing mortgages. The Company's competitive environment includes a large number of thrifts, commercial banks, credit unions and other financial services companies, some of which have a regional or national presence.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors outlined herein have been taken in account regarding their relative impact on value.

National Economic Factors

The future success of the Company's operations is partially dependent upon various national and local economic trends. In assessing economic trends over the past year, economic data at the beginning of the second quarter of 2002 provided indications that the economic recovery was tapering off, based on a slower rate of expansion in the manufacturing sector and a decline in construction activity. However, consumer spending remained strong in the second quarter as evidenced by a surge in retail sales. Likewise, the lower interest rate continued to support strong demand for housing in the second quarter.

Indications that the economy's recovery was weakening became more pronounced at the beginning of the third quarter of 2002. Manufacturing activity declined and a decline in consumer confidence translated into soft retail sales. Notwithstanding the decline in consumer confidence and weak labor market, consumer spending remained strong in the third quarter for purchases of homes and cars. However, consumer confidence fell to a nine-year low at the beginning of the fourth quarter, reflecting the impact of stock market losses, war fears and a sagging economic recovery. The economy generally grew slowly through the end of 2002, while business spending in all sectors continued to be limited. Job growth was also negatively impacted by the curtailment in business spending, as the national unemployment rate reached an eight-year high of 6.0 percent in November 2002. Led by more cuts in the manufacturing sector employment contracted further in December 2002, while GDP growth in the fourth quarter of 2002 slowed to an annual rate of 1.1 percent. Despite the slumping economy, historically low mortgage rates continued to support a strong housing market for the fourth quarter of 2002.

Economic data for January 2003 suggested that the economy was starting to improve, as the U.S. unemployment rate fell to a three-month low of 5.7 percent. Also, retail sales and manufacturing activity for January showed unexpected strength, although prospects for future growth remained uncertain as the February consumer sentiment index dropped to a nine-and-a-half year low. War fears and higher energy prices cast a pall over the economy in February, as jobless claims rose to a two-month high and retail sales declined. Housing starts dropped sharply in February, because of bad weather and war worries. Employment data further signaled that the economic recovery was faltering, as the U.S. economy suffered a worse-than-expected decline in payrolls in March. Notwithstanding the loss of jobs in March, the U.S. unemployment rate for March remained steady at 5.8 percent. Overall, the national economy grew at a 1.6 percent annual rate in the first quarter, as growth in consumer spending slowed and companies cut both capital spending and inventory restocking.

The beginning of the second quarter of 2003 provided mixed economic signals. Initial jobless claims hit a one-year high in late-April, but consumer sentiment also edged higher in April. Despite the improvement in consumer sentiment, which was expected to support an increase in spending, the outlook for job growth remained dim. Job losses continued in April for the third month in a row and the April national unemployment rate rose to 6.0 percent. The manufacturing sector also continued to struggle in April, as industrial production declined for the second straight month and factories were operating at their lowest rate in 20 years.

In terms of interest rate trends over the past year, interest rates eased lower at the beginning of the second quarter of 2002 as the economic recovery showed signs of faltering. At its early-May meeting, the Federal Reserve left rates at a 40-year low, stating that the risks of economic weakness and inflation were equally balanced. The mild downward trend in interest rates continued through the end of the second quarter, as selling pressure in stocks and political turmoil abroad further added to the attractiveness of U.S. Treasuries as a safe investment alternative. The extended sell-off in the stock market and indications of a weakening economic recovery provided for further easing of interest rates during most of the third quarter, with the yield on the 10-year U.S. Treasury note falling below 4.0 percent for the first time in 40 years in early-September 2002.

Interest rates settled below four percent through the balance of the third quarter and into the beginning of the fourth quarter of 2002, as the Federal Reserve elected to hold interest rates steady at its late-September meeting but hinted at the possibility of lowering rates in the fourth quarter. The yield on the 10-year bond moved back above 4.0 percent in mid-October, due to a recovery in the stock market. However, bond prices strengthened in late-October, primarily on the basis of more weak economic data and growing expectations of an interest rate cut by the Federal Reserve. An unexpectedly large half a percentage point rate cut by the Federal Reserve and a sell-off in the stock market served to extend the bond market rally into early-November. Interest rates edged higher in late-November and early-December, as investors shifted more money to stocks from bonds. Bond prices strengthened at the close of 2002, with the yield on the 10-year U.S. Treasury note falling back below 4.0 percent. The struggling economy and growing geopolitical concerns were noted as factors that contributed to the rebound in bond prices.

A rally in the stock market pushed interest rates higher at the beginning of 2003, although bond prices recovered in late-January on more soft economic data and a decline in stocks. The Federal Reserve left rates unchanged at its late-January meeting, indicating that the risks between weakness and inflation were balanced. Despite signs of a strengthening economy, Treasury prices moved higher in mid-February on the threat of war with Iraq and a downward trend in stocks. Signs of a stalling economic recovery and a sell-off in equities extended the downward trend in interest rates through early-March, sending U.S. Treasury yields to their lowest level since 1958. Comparatively, interest rates moved higher in mid-March, as stocks rallied sharply higher on expectations of a quick and decisive U.S. led strike on Iraq. The Federal Reserve left rates unchanged at its mid-March meeting, signaling uncertainty of the current strength of the economy due to the Iraq conflict. Bond prices strengthened in late-March, as weak economic data and fears that the war in Iraq could be longer and more difficult than initially anticipated served to push the yield on the 10-year Treasury back below 4.0 percent.

Treasury prices moved lower at the beginning of the second quarter of 2003, as the bond market ignored weak economic data and focused mainly on news of U.S. war successes in Iraq that sparked a rally in stocks. Weak economic data provided support for Treasury prices in mid-April, as the yield on the ten-year U.S. Treasury note stabilized at slightly below 4.0 percent through the end of April. The Federal Reserve concluded to leave short-term interest rates unchanged at its meeting in early-May. However, in a major shift, the central bank signaled that it may cut rates later to ward off the possibility of deflation, which served to boost Treasury prices following the Federal Reserve meeting. Amid more signs of economic sluggishness and growing concerns of deflation, Treasury yields plunged to their lowest levels in 45 years in mid-May. As of May 16, 2003, one- and ten-year U.S. Treasury bonds were yielding 1.14 percent and 3.48 percent, respectively, versus comparable year ago rates of 2.27 percent and 5.19 percent. Exhibit II-2 provides historical interest rate trends from 1995 through May 16, 2003.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the Company's market area (see Table 2.1). Since 1990, the primary market area counties served by the Company have exhibited mixed growth characteristics as measured by population and household growth. Milwaukee County, which has the largest population among the primary market area counties, posted a decline in population from 1990 to 2001. Comparatively, Brown County has experienced relatively strong population growth during the past eleven years, exceeding the comparable growth rates for Wisconsin and the U.S. Milwaukee County's negative population growth rate can be attributed to a general trend of urban flight into nearby suburban markets. Evidence of this is highlighted by the above average population growth experienced in Waukesha County, which is part of the Milwaukee MSA. Other market area counties that have recorded strong increases in population include Calumet (northeastern county), Columbia (Madison area), Dane (Madison area), Outagamie (northeastern county), Polk (northwestern county), Saint Croix (northwestern county), and Washburn (northwestern county). Household growth trends for the market area counties generally paralleled population growth, with the strongest household growth realized in the same counties that have recorded the higher population growth rates. Projected population and household growth trends for the primary market area counties are not expected to vary materially from recent historical trends, although consistent with state and national trends most of the primary market area counties are projected to experience a slower rate of population growth over the next five years.

Income levels in the market area tend to reflect the nature of the markets served, with higher income levels generally indicated for the faster growing and more metropolitan areas served by Bank Mutual. Median household income was the highest in Waukesha County, which

Table 2.1
Bank Mutual Corporation
Summary Demographic Information

	Year			Growth Rate	Growth Rate
	1990	2001	2006	1990-2001 (%)	2001-2006 (%)
Population					
UNITED STATES	248,709,873	285,412,400	302,194,564	1.3%	1.1%
Wisconsin	4,891,769	5,408,886	5,587,344	0.9%	0.7%
Barron County	40,750	45,356	46,952	1.0%	0.7%
Brown County	194,594	229,527	240,562	1.5%	0.9%
Calumet County	34,291	41,313	44,343	1.7%	1.4%
Chippewa County	52,360	55,745	57,449	0.6%	0.6%
Columbia County	45,088	53,317	56,862	1.5%	1.3%
Dane County	367,085	431,227	450,587	1.5%	0.9%
Dodge County	76,559	86,851	91,475	1.2%	1.0%
Door County	25,690	28,290	29,334	0.9%	0.7%
Dunn County	35,909	40,272	41,784	1.0%	0.7%
Eau Claire County	85,183	93,926	97,029	0.9%	0.7%
Fond du Lac County	90,083	97,662	99,305	0.7%	0.3%
Green Lake County	18,651	19,082	19,036	0.2%	0.0%
Manitowoc County	80,421	83,028	83,589	0.3%	0.1%
Marinette County	40,548	43,557	44,255	0.7%	0.3%
Milwaukee County	959,275	938,494	926,602	-0.2%	-0.3%
Outagamie County	140,510	163,761	174,644	1.4%	1.3%
Ozaukee County	72,831	83,069	85,971	1.2%	0.7%
Pierce County	32,765	37,336	39,529	1.2%	1.1%
Polk County	34,773	42,229	45,917	1.8%	1.7%
Rock County	139,510	153,341	156,929	0.9%	0.5%
Saint Croix County	50,251	65,610	75,174	2.5%	2.8%
Sawyer County	14,181	16,346	16,846	1.3%	0.6%
Shawano County	37,157	41,322	43,638	1.0%	1.1%
Sheboygan County	103,877	113,267	115,622	0.8%	0.4%
Washburn County	13,772	16,349	17,565	1.6%	1.4%
Waukesha County	304,715	365,909	388,722	1.7%	1.2%
Waupaca County	46,104	52,224	54,284	1.1%	0.8%
Winnebago County	140,320	158,075	163,339	1.1%	0.7%

Table 2.1(continued)
Bank Mutual Corporation
Summary Demographic Information

	Year			Growth Rate	Growth Rate
	1990	2001	2006	1990-2001	2001-2006
				(%)	(%)
Households					
UNITED STATES	91,947,410	107,079,466	113,737,320	1.4%	1.2%
Wisconsin	1,822,118	2,107,669	2,194,543	1.3%	0.8%
Barron County	15,435	18,063	18,877	1.4%	0.9%
Brown County	72,280	88,585	93,553	1.9%	1.1%
Calumet County	11,772	15,220	16,543	2.4%	1.7%
Chippewa County	19,077	21,643	22,546	1.2%	0.8%
Columbia County	16,868	20,835	22,451	1.9%	1.5%
Dane County	142,786	175,848	185,128	1.9%	1.0%
Dodge County	26,853	31,907	34,097	1.6%	1.3%
Door County	10,066	12,025	12,656	1.6%	1.0%
Dunn County	12,250	14,532	15,240	1.6%	1.0%
Eau Claire County	31,282	36,238	37,798	1.3%	0.8%
Fond du Lac County	32,644	37,196	38,218	1.2%	0.5%
Green Lake County	7,189	7,717	7,768	0.6%	0.1%
Manitowoc County	30,112	32,882	33,440	0.8%	0.3%
Marinette County	15,542	17,726	18,247	1.2%	0.6%
Milwaukee County	373,048	377,502	373,884	0.1%	-0.2%
Outagamie County	50,527	61,764	66,478	1.8%	1.5%
Ozaukee County	25,707	31,252	32,686	1.8%	0.9%
Pierce County	11,011	13,254	14,210	1.7%	1.4%
Polk County	13,056	16,657	18,262	2.2%	1.9%
Rock County	52,252	59,123	60,829	1.1%	0.6%
Saint Croix County	17,638	24,409	28,277	3.0%	3.0%
Sawyer County	5,569	6,719	6,990	1.7%	0.8%
Shawano County	13,775	16,121	17,206	1.4%	1.3%
Sheboygan County	38,592	43,909	45,213	1.2%	0.6%
Washburn County	5,456	6,752	7,317	2.0%	1.6%
Waukesha County	105,990	137,785	148,492	2.4%	1.5%
Waupaca County	17,037	20,107	21,086	1.5%	1.0%
Winnebago County	53,216	61,829	64,371	1.4%	0.8%

Table 2.1(continued)
Bank Mutual Corporation
Summary Demographic Information

	Year			Growth Rate	Growth Rate
	1990	2001	2006	1990-2001 (%)	2001-2006 (%)
Median Household Income($)					
UNITED STATES	$29,199	$41,368	$46,878	3.2%	2.5%
Wisconsin	29,519	42,226	46,111	3.3%	1.8%
Barron County	22,073	35,260	37,732	4.4%	1.4%
Brown County	32,544	46,465	51,048	3.3%	1.9%
Calumet County	32,643	48,577	53,600	3.7%	2.0%
Chippewa County	25,823	38,301	41,889	3.6%	1.8%
Columbia County	26,514	39,006	42,443	3.6%	1.7%
Dane County	32,131	48,793	55,469	3.9%	2.6%
Dodge County	27,987	40,107	45,170	3.3%	2.4%
Door County	26,483	39,958	43,591	3.8%	1.8%
Dunn County	22,903	35,752	38,531	4.1%	1.5%
Eau Claire County	25,801	40,583	44,402	4.2%	1.8%
Fond du Lac County	30,449	42,375	46,526	3.1%	1.9%
Green Lake County	22,885	37,447	40,956	4.6%	1.8%
Manitowoc County	27,453	39,597	43,154	3.4%	1.7%
Marinette County	21,823	36,288	39,240	4.7%	1.6%
Milwaukee County	29,178	39,440	40,963	2.8%	0.8%
Outagamie County	31,859	46,405	51,003	3.5%	1.9%
Ozaukee County	45,861	58,609	65,323	2.3%	2.2%
Pierce County	29,280	41,247	45,243	3.2%	1.9%
Polk County	22,893	37,243	40,681	4.5%	1.8%
Rock County	32,724	40,966	44,848	2.1%	1.8%
Saint Croix County	34,725	50,258	55,754	3.4%	2.1%
Sawyer County	17,616	35,200	37,684	6.5%	1.4%
Shawano County	22,723	34,755	37,190	3.9%	1.4%
Sheboygan County	30,981	40,739	44,561	2.5%	1.8%
Washburn County	19,974	35,418	38,058	5.3%	1.4%
Waukesha County	44,791	64,381	67,044	3.4%	0.8%
Waupaca County	25,542	37,492	40,976	3.6%	1.8%
Winnebago County	30,436	44,079	49,188	3.4%	2.2%

Table 2.1(continued)
Bank Mutual Corporation
Summary Demographic Information

	Year			Growth Rate	Growth Rate
	1990	2001	2006	1990-2001	2001-2006
				(%)	(%)
Per Capita Income ($)					
UNITED STATES	$13,179	$21,033	----	4.3%	----
Wisconsin	12,666	20,499	----	4.5%	----
Barron County	9,746	16,921	----	5.1%	----
Brown County	13,437	22,075	----	4.6%	----
Calumet County	12,652	21,408	----	4.9%	----
Chippewa County	11,006	17,942	----	4.5%	----
Columbia County	11,188	18,455	----	4.7%	----
Dane County	14,327	23,852	----	4.7%	----
Dodge County	11,174	17,879	----	4.4%	----
Door County	12,069	20,809	----	5.1%	----
Dunn County	9,397	15,963	----	4.9%	----
Eau Claire County	11,015	19,674	----	5.4%	----
Fond du Lac County	12,443	19,787	----	4.3%	----
Green Lake County	10,522	18,476	----	5.3%	----
Manitowoc County	11,692	19,313	----	4.7%	----
Marinette County	9,718	18,224	----	5.9%	----
Milwaukee County	13,075	19,881	----	3.9%	----
Outagamie County	12,881	21,328	----	4.7%	----
Ozaukee County	17,739	28,109	----	4.3%	----
Pierce County	11,458	18,115	----	4.3%	----
Polk County	10,011	17,953	----	5.5%	----
Rock County	13,599	19,707	----	3.4%	----
Saint Croix County	13,435	22,274	----	4.7%	----
Sawyer County	8,491	18,305	----	7.2%	----
Shawano County	10,105	16,329	----	4.5%	----
Sheboygan County	12,874	19,414	----	3.8%	----
Washburn County	9,390	17,877	----	6.0%	----
Waukesha County	16,977	28,570	----	4.8%	----
Waupaca County	16,977	17,803	----	0.4%	----
Winnebago County	13,062	21,226	----	4.5%	----

Table 2.1(continued)
Bank Mutual
Summary Demographic Information

2001 HH Income Dist.(%)	Less Than $15,000	$15,000 to 24,999	$25,000 to $49,999	$50,000 to $99,999	$100,000 to $149,999	$150,000+
UNITED STATES	16.3	13.4	29.1	29.1	7.8	4.4
Wisconsin	14.1	13.3	31.0	33.0	6.0	2.7
Barron County	18.00	17.40	32.80	27.60	3.00	1.20
Brown County	12.40	11.90	29.30	35.60	7.30	3.50
Calumet County	9.50	11.80	30.10	37.90	7.50	3.20
Chippewa County	15.30	15.70	32.80	30.90	3.80	1.50
Columbia County	14.70	15.70	32.90	31.00	4.00	1.70
Dane County	11.90	8.50	30.80	38.40	7.00	3.30
Dodge County	14.20	15.10	32.60	32.00	4.40	1.80
Door County	14.00	15.60	32.10	31.10	5.00	2.20
Dunn County	18.30	16.40	32.50	27.80	3.70	1.30
Eau Claire County	15.90	13.70	30.40	31.60	5.90	2.40
Fond du Lac County	12.80	13.90	31.80	33.60	5.50	2.40
Green Lake County	16.00	16.30	32.70	29.80	3.70	1.60
Manitowoc County	14.80	15.10	32.10	31.10	4.90	2.00
Marinette County	17.50	16.50	32.20	28.50	3.80	1.60
Milwaukee County	15.90	13.00	33.70	29.90	5.40	2.20
Outagamie County	10.90	12.20	30.70	36.00	7.00	3.10
Ozaukee County	6.90	8.70	25.20	39.60	11.80	7.80
Pierce County	14.90	13.80	30.90	32.80	5.30	2.30
Polk County	16.40	16.40	32.30	29.50	3.80	1.70
Rock County	15.30	14.00	30.70	32.00	5.60	2.50
Saint Croix County	10.10	11.20	28.30	38.70	7.90	3.80
Sawyer County	19.70	16.90	30.30	27.20	4.00	1.90
Shawano County	18.50	17.60	32.70	27.20	2.90	1.10
Sheboygan County	14.80	14.20	31.50	32.20	5.00	2.30
Washburn County	18.30	17.60	31.60	27.50	3.50	1.50
Waukesha County	6.00	8.10	21.60	44.60	12.90	6.80
Waupaca County	16.00	16.20	32.60	29.90	3.80	1.50
Winnebago County	13.00	12.80	30.60	34.40	6.50	2.80

Source: ESRI BIS

is a suburb of Milwaukee. Median household and per capita income measures for Brown County further highlight the attractiveness of that market area, as both measures exceeded the comparable measures for the U.S. and Wisconsin. Growth in household income is projected to continue over the next five years throughout the primary market area, although, consistent with the U.S. and Wisconsin, the rate of growth is generally projected to be less compared to the 1990 to 2001 time period. Household income distribution measures further imply that the primary market area is represented by all income levels, with the Milwaukee and Green Bay metropolitan areas constituting some of the more affluent markets served by the Company.

In summary, the demographic characteristics of the primary market area are considered to be conducive for facilitating loan and deposit growth. Additionally, growth may also be realized through acquisitions of financial institutions or other providers of financial services, although there are currently no acquisitions under consideration by the Company.

Regional Economy

The markets served by the Company's network of banking offices are represented by a fairly diverse cross section of employment sectors. Manufacturing plays a major role in the economies of both the Milwaukee and Green Bay metropolitan areas. Services and trade also constitute major employment sectors throughout the markets served by the Company. Overall, the Company serves a fairly broad-based economy, which somewhat mitigates the risk associated with a decline in any particular economic sector or industry. However, like many other states, Wisconsin's economy has been adversely affected by the economic slow down and the state is facing a significant budget deficit caused principally by a decline in revenues generated from statewide commerce.

The Milwaukee MSA economy is based on manufacturing, and the Milwaukee MSA is a leading center of manufacturing activity in the nation. Overall, manufacturing accounts for 17.4 percent of the Milwaukee MSA labor force, while accounting for 23.9 percent of the MSA's earnings. Comparative figures for Brown County reflected that 17.9 percent of the labor force was employed in the manufacturing sector and manufacturing accounted for 23.2 percent of the labor force's earnings. The manufacturing sector is supported by machinery production, including mining machinery, construction machinery and small gasoline engines. A variety of high technology industries also maintain a manufacturing presence in the Milwaukee MSA, producing durable goods such as computers, industrial robots and avionics. The Milwaukee MSA is also headquarters to a number of Fortune 500 industrial companies, including Briggs & Stratton, Harley-Davidson, Johnson Controls and Rockwell International.

Similar to national trends, services and wholesale/retail trade industries represent the largest employment sectors in both the Milwaukee MSA and Brown County. Services and wholesale/retail trade jobs accounted for 34.2 percent and 20.8 percent of the jobs in the Milwaukee MSA, respectively, in 2000 (the most recent data available). Comparative measures for Brown County equaled 27.3 percent and 22.3 percent, respectively. All sectors of Wisconsin's economy added jobs from 1996 to 2000, with the exception of farm employment. The strongest job growth was realized in services, while growth in the number of manufacturing jobs in the state has been more limited and exhibited a decline from 1998 to 2000.

In summary, the Company's market area economy is relatively broad-based and due to its overall size reflects the economy of the state of Wisconsin. Table 2.2 provides an overview of employment by sector in the state of Wisconsin. Consistent with the U.S. employment data, service jobs represent the largest employment sector in Wisconsin.

Table 2.2
Wisconsin Employment Sectors

Employment Sectors	% of Labor Force
Services	27.8%
Wholesale/Retail Trade	21.5
Manufacturing	18.4
Government	11.7
Finance, Insurance, Real Estate	6.8
Construction	5.2
Transportation and Public Utilities	4.5
Other	4.1
	100.0%

Source: Regional Economic Information System Bureau of Economic Analysis.

Comparative unemployment rates for the Milwaukee MSA, Milwaukee County and Brown County, as well as for the U.S. and Wisconsin, are shown in Table 2.3. The unemployment data reflects that the stronger demographic growth markets in the greater Green Bay area, which includes Brown County, have been beneficial to the local economy as implied by Brown County's relatively low unemployment rate. Comparatively, Milwaukee County's relatively high unemployment rate is indicative of urban markets in general and reflects the migration of population and jobs to nearby suburban markets. Overall, Wisconsin's unemployment rate was similar to the national unemployment rate, suggesting the slow down in the national economy has had a comparable impact on the state's economy. However, in contrast to the increase reflected in the U.S. unemployment rate from a year ago, the current unemployment rates for Wisconsin, Milwaukee County and the Milwaukee MSA were slightly lower compared to a year ago. Brown County's February 2003 unemployment reflected no change from a year.

Table 2.3
Unemployment Data

Region	February 2002	February 2003
United States	6.1%	6.4%
Wisconsin	6.8	6.5
Brown County	5.8	5.8
Milwaukee County	7.1	7.0
Milwaukee MSA	6.3	6.2

Source: U.S. Bureau of Labor Statistics.

Deposit Trends

The Company's retail deposit base is closely tied to the economic fortunes of Wisconsin and, in particular, the regional markets where banking offices are currently maintained. Table 2.4 displays deposit market trends from June 30, 1999 through June 30, 2002 for the counties where the Company maintained banking offices during that period. Additional data is also presented for the state of Wisconsin. The data indicates that deposit growth has been realized in the all of the counties served by the Company's banking offices. Similar to the state of

Table 2.4
Deposit Summary
Bank Mutual Corporation

	As of June 30,						
	1999			2002			Deposit Growth Rate 1999-2002 (%)
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	
	(Dollars In Thousands)						
State of Wisconsin	$72,445,000	100.0%	2,071	$83,601,639	100.0%	2,172	4.9%
Commercial Banks	60,052,000	82.9%	1,677	68,273,412	81.7%	1,750	4.4%
Savings Institutions	12,393,000	17.1%	394	15,328,227	18.3%	422	7.3%
Barron County	$632,000	100.0%	22	$716,389	100.0%	23	4.3%
Commercial Banks	559,000	88.4%	19	627,292	87.6%	19	3.9%
Savings Institutions	73,000	11.6%	3	89,097	12.4%	4	6.9%
Bank Mutual	40,444	6.4%	2	41,192	5.7%	2	0.6%
Brown County	$3,254,000	100.0%	71	$3,767,115	100.0%	77	5.0%
Commercial Banks	2,848,000	87.5%	56	3,239,699	86.0%	60	4.4%
Savings Institutions	406,000	12.5%	15	527,416	14.0%	17	9.1%
Bank Mutual	282,339	8.7%	8	338,380	9.0%	8	6.2%
Calumet County	$352,000	100.0%	14	$356,074	100.0%	14	0.4%
Commercial Banks	301,000	85.5%	11	295,761	83.1%	11	-0.6%
Savings Institutions	51,000	14.5%	3	60,313	16.9%	3	5.7%
Bank Mutual	31,590	9.0%	2	37,875	10.6%	2	6.2%
Chippewa County	$542,000	100.0%	26	$596,703	100.0%	24	3.3%
Commercial Banks	444,000	81.9%	20	492,259	82.5%	18	3.5%
Savings Institutions	98,000	18.1%	6	104,444	17.5%	6	2.1%
Bank Mutual	58,097	10.7%	5	60,643	10.2%	5	1.4%
Columbia County	$691,000	100.0%	28	$784,385	100.0%	29	4.3%
Commercial Banks	569,000	82.3%	23	711,127	90.7%	27	7.7%
Savings Institutions	122,000	17.7%	5	73,258	9.3%	2	-15.6%
Bank Mutual	31,494	4.6%	1	32,369	4.1%	1	0.9%
Dane County	$5,984,000	100.0%	143	$7,565,958	100.0%	154	8.1%
Commercial Banks	4,450,000	74.4%	96	5,153,613	68.1%	100	5.0%
Savings Institutions	1,534,000	25.6%	47	2,412,345	31.9%	54	16.3%
Bank Mutual	43,738	0.7%	4	51,302	0.7%	4	5.5%
Dodge County	$904,000	100.0%	36	$933,381	100.0%	35	1.1%
Commercial Banks	805,000	89.0%	31	808,940	86.7%	30	0.2%
Savings Institutions	99,000	11.0%	5	124,441	13.3%	5	7.9%
Bank Mutual	31,040	3.4%	1	32,838	3.5%	1	1.9%
Door County	$455,000	100.0%	18	$636,114	100.0%	20	11.8%
Commercial Banks	355,000	78.0%	14	530,677	83.4%	16	14.3%
Savings Institutions	100,000	22.0%	4	105,437	16.6%	4	1.8%
Bank Mutual	32,294	7.1%	1	40,929	6.4%	1	8.2%
Dunn County	$289,587	100.0%	27	$310,168	100.0%	25	2.3%
Commercial Banks	247,000	85.3%	25	269,881	87.0%	23	3.0%
Savings Institutions	42,587	14.7%	2	40,287	13.0%	2	-1.8%
Bank Mutual	42,587	14.7%	2	40,287	13.0%	2	-1.8%

Table 2.4
Deposit Summary
Bank Mutual Corporation

	As of June 30,						
	1999			2002			Deposit
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	Growth Rate 1999-2002
	(Dollars In Thousands)						(%)
Eau Claire County	$882,000	100.0%	30	$1,093,280	100.0%	34	7.4%
Commercial Banks	711,000	80.6%	21	820,757	75.1%	22	4.9%
Savings Institutions	171,000	19.4%	9	272,523	24.9%	12	16.8%
Bank Mutual	114,232	13.0%	4	100,566	9.2%	4	-4.2%
Fond du Lac County	$1,230,000	100.0%	33	$1,289,640	100.0%	36	1.6%
Commercial Banks	1,076,000	87.5%	29	1,077,155	83.5%	31	0.0%
Savings Institutions	154,000	12.5%	4	212,485	16.5%	5	11.3%
Bank Mutual	41,958	3.4%	1	43,102	3.3%	1	0.9%
Green Lake County	$334,000	100.0%	13	$381,588	100.0%	14	4.5%
Commercial Banks	273,000	81.7%	9	342,908	89.9%	12	7.9%
Savings Institutions	61,000	18.3%	4	38,680	10.1%	2	-14.1%
Bank Mutual	28,689	8.6%	1	25,297	6.6%	1	-4.1%
Manitowoc County	$1,033,000	100.0%	30	$1,077,548	100.0%	29	1.4%
Commercial Banks	957,000	92.6%	27	995,171	92.4%	26	1.3%
Savings Institutions	76,000	7.4%	3	82,377	7.6%	3	2.7%
Bank Mutual	26,147	2.5%	1	28,810	2.7%	1	3.3%
Marinette County	$548,000	100.0%	19	$621,229	100.0%	20	4.3%
Commercial Banks	455,000	83.0%	15	510,621	82.2%	16	3.9%
Savings Institutions	93,000	17.0%	4	110,608	17.8%	4	6.0%
Bank Mutual	92,891	17.0%	4	110,608	17.8%	4	6.0%
Milwaukee County	$18,602,000	100.0%	278	$21,895,848	100.0%	286	5.6%
Commercial Banks	14,183,000	76.2%	191	17,218,829	78.6%	196	6.7%
Savings Institutions	4,419,000	23.8%	87	4,677,019	21.4%	90	1.9%
Bank Mutual	585,500	3.1%	13	600,629	2.7%	12	0.9%
Outagamie County	$1,904,000	100.0%	70	$2,359,791	100.0%	68	7.4%
Commercial Banks	1,602,000	84.1%	49	1,761,998	74.7%	42	3.2%
Savings Institutions	302,000	15.9%	21	597,793	25.3%	26	25.6%
Bank Mutual	26,614	1.4%	2	30,000	1.3%	2	4.1%
Ozaukee County	$1,202,000	100.0%	36	$1,427,823	100.0%	38	5.9%
Commercial Banks	1,011,000	84.1%	26	1,223,351	85.7%	29	6.6%
Savings Institutions	191,000	15.9%	10	204,472	14.3%	9	2.3%
Bank Mutual	83,512	6.9%	4	87,592	6.1%	4	1.6%
Pierce County	$402,000	100.0%	15	$449,008	100.0%	17	3.8%
Commercial Banks	367,000	91.3%	13	404,060	90.0%	15	3.3%
Savings Institutions	35,000	8.7%	2	44,948	10.0%	2	8.7%
Bank Mutual	24,111	6.0%	1	29,921	6.7%	1	7.5%
Polk County	$459,000	100.0%	21	$523,459	100.0%	21	4.5%
Commercial Banks	408,000	88.9%	19	511,948	97.8%	20	7.9%
Savings Institutions	51,000	11.1%	2	11,511	2.2%	1	-39.1%
Bank Mutual	11,710	2.6%	1	11,511	2.2%	1	-0.6%

Table 2.4
Deposit Summary
Bank Mutual Corporation

	As of June 30,						
	1999			2002			Deposit
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	Growth Rate 1999-2002
	(Dollars In Thousands)						(%)
Rock County	$1,507,000	100.0%	48	$1,541,602	100.0%	46	0.8%
Commercial Banks	1,269,000	84.2%	40	1,284,383	83.3%	39	0.4%
Savings Institutions	238,000	15.8%	8	257,219	16.7%	7	2.6%
Bank Mutual	73,093	4.9%	3	68,296	4.4%	2	-2.2%
Sawyer County	$244,000	100.0%	10	$263,380	100.0%	10	2.6%
Commercial Banks	225,000	92.2%	9	242,109	91.9%	9	2.5%
Savings Institutions	19,000	7.8%	1	21,271	8.1%	1	3.8%
Bank Mutual	18,807	7.7%	1	21,271	8.1%	1	4.2%
Shawano County	$466,000	100.0%	18	$499,504	100.0%	17	2.3%
Commercial Banks	428,000	91.8%	17	455,221	91.1%	16	2.1%
Savings Institutions	38,000	8.2%	1	44,283	8.9%	1	5.2%
Bank Mutual	37,942	8.1%	1	44,283	8.9%	1	5.3%
Sheboygan County	$1,542,000	100.0%	36	$1,434,832	100.0%	41	-2.4%
Commercial Banks	1,499,000	97.2%	34	1,367,355	95.3%	36	-3.0%
Savings Institutions	43,000	2.8%	2	67,477	4.7%	5	16.2%
Bank Mutual	31,659	2.1%	1	34,454	2.4%	1	2.9%
St. Croix	$550,000	100.0%	28	$686,232	100.0%	28	7.7%
Commercial Banks	464,000	84.4%	24	595,330	86.8%	24	8.7%
Savings Institutions	86,000	15.6%	4	90,902	13.2%	4	1.9%
Bank Mutual	17,190	3.1%	1	19,178	2.8%	1	3.7%
Washburn County	$182,000	100.0%	9	$214,612	100.0%	10	5.6%
Commercial Banks	167,000	91.8%	8	197,590	92.1%	9	5.8%
Savings Institutions	15,000	8.2%	1	17,022	7.9%	1	4.3%
Bank Mutual	14,721	8.1%	1	17,022	7.9%	1	5.0%
Waukesha County	$5,066,000	100.0%	151	$6,271,665	100.0%	170	7.4%
Commercial Banks	4,119,000	81.3%	117	4,962,260	79.1%	130	6.4%
Savings Institutions	947,000	18.7%	34	1,309,405	20.9%	40	11.4%
Bank Mutual	73,193	1.4%	2	80,080	1.3%	2	3.0%
Waupaca County	$622,000	100.0%	24	$725,447	100.0%	27	5.3%
Commercial Banks	586,000	94.2%	23	680,684	93.8%	25	5.1%
Savings Institutions	36,000	5.8%	1	44,763	6.2%	2	7.5%
Bank Mutual	36,476	5.9%	1	37,795	5.2%	1	1.2%
Winnebago County	$1,511,000	100.0%	41	$1,542,682	100.0%	42	0.7%
Commercial Banks	1,128,000	74.7%	28	1,141,501	74.0%	27	0.4%
Savings Institutions	383,000	25.3%	13	401,181	26.0%	15	1.6%
Bank Mutual	12,493	0.8%	1	13,035	0.8%	1	1.4%

Source: FDIC

Wisconsin, commercial banks maintained a larger market share of deposits than savings institutions in all of the primary market area counties.

Bank Mutual's largest holding of deposits is maintained in Milwaukee County, where the Company is headquartered. The Company's $600.6 million of deposits at the Milwaukee County banking offices represented a 2.7 percent market share of thrift and bank deposits at June 30, 2002. Bank Mutual maintained larger deposit market shares in several other counties with lower deposit holdings, most notably Brown County (9.0 percent), Calumet County (10.6 percent), Chippewa County (10.2 percent market share), Dunn County (13.0 percent) market share), Eau Claire County (9.2 percent), Marinette County (17.8 percent), Sawyer County (8.1 percent), and Shawano County (8.9 percent). The Company's comparatively lower market share of deposits in Milwaukee County highlights the presence of significantly larger competitors, as well as the large number of bank and thrift competitors operating in the Milwaukee MSA. From June 30, 1999 through June 30, 2002, the Company experienced a decline in market share in the majority of the counties served by its banking offices.

Competition

The Company faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as Bank Mutual. With regard to lending competition, the Company encounters the most significant competition from the same institutions providing deposit services. In addition, the Company competes with mortgage companies, independent mortgage brokers, and credit unions in originating mortgage loans. Table 2.5 lists the Company's largest competitors in Wisconsin, Brown County, Milwaukee County and the Milwaukee MSA, based on deposit market share as noted parenthetically. The Company's deposit market share and market rank are also provided in Table 2.5.

Table 2.5
Bank Mutual Corporation
Market Area Deposit Competitors

Location	Name
Wisconsin	Marshall & Ilsley Corp.(16.96%) U.S. Bancorp(12.07%) Associated Banc-Corp(6.70%) Bank Mutual Corp(2.48%) - Rank of 7
Brown County	Associated Banc-Corp.(33.51%) Marshall & Ilsely Corp.(13.18%) Bank One Corp.(8.41%) Bank Mutual Corp.(8.99%) - Rank of 3
Milwaukee County	Marshall & Ilsley Corp. (28.47%) U.S. Bancorp (28.42%) Bank One Corp. (6.26%) Bank Mutual Corp. (2.74%) - Rank of 6
Milwaukee MSA	Marshall & Ilsley Corp. (25.81%) U.S. Bancorp (22.27%) Bank One Corp. (7.01%) Bank Mutual Corp. (2.46%) - Rank of 6

Source: SNL Financial

In the face of this competition, it has been necessary for the Company to establish a strategy in order to continue to expand and operate as a viable competitor. As a strong multi-market community banking franchise, the Company's strategy has placed an emphasis on positioning Bank Mutual as a community-oriented financial institution that provides a comprehensive product line and superior customer service that meets the retail and commercial banking needs of its local customer base.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Bank Mutual's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Bank Mutual is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Bank Mutual, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 230 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Bank Mutual will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of Bank Mutual. In the selection process, we applied three "screens" to the universe of all public companies:

- o Screen #1. Wisconsin institutions with assets between $1 billion and $5 billion. Three companies met the criteria for Screen #1 and all three were included in the Peer Group: Anchor Bancorp, First Federal Capital Corp. and St. Francis Capital Corp. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts based in Wisconsin.
- o Screen #2. Midwest institutions with assets between $1 billion and $5 billion and tangible equity-to-assets ratios of at least 8.0 percent. Six companies met the criteria for Screen #2 and five were included in the Peer Group: CFS Bancorp, Inc. of Indiana, Camco Financial Corp. of Ohio, First Place Financial Corp. of Ohio, NASB Financial, Inc. of Missouri and United Community Financial of Ohio. TierOne Corporation of Nebraska was excluded from the Peer Group due to the recency of its conversion, which was completed in October 2002. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Midwest thrifts.
- o Screen #3. Second-step conversion offerings completed since the beginning of 2000 and prior to 2003 with assets between $1 billion and $10 billion. Three companies met the criteria for Screen #3 and all three were included in the Peer Group: Brookline Bancorp, Inc. of Massachusetts, Fidelity Bankshares, Inc. of Florida and Waypoint Financial Corp. of Pennsylvania.

Table 3.1 shows the general characteristics of each of the eleven Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Bank Mutual, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Bank Mutual's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
May 23, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,603	58	12-31	10/00	18.20	595
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,522 D	54	03-31	07/92	23.19	555
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,093	84	12-31	11/89	18.85	371
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	2,699	38	12-31	05/01	22.37	333
STFR	St. Francis Cap. Corp. of WI	OTC	Milwaukee WI	Thrift	2,293	22	09-30	06/93	25.00	235
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,994	29	12-31	07/98	9.10	313
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,597	23	12-31	07/98	13.98	171
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,516	24	06-30	01/99	16.50	220
BRKL	Brookline Bancorp of MA (3)	OTC	Eastern MA	Thrift	1,424	6	12-31	07/02	13.37	773
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,107 D	8	09-30	09/85	23.25	196
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,079	22	12-31	/	16.81	127

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 05/23/03

- o Anchor Bancorp of Wisconsin. Selected due to Wisconsin market area, comparable asset size, similar interest-bearing funding composition, similar earnings contribution from sources of non-interest operating income, comparable level of operating expenses and favorable credit quality measures.

- o Brookline Bancorp of Massachusetts. Selected due to traditional thrift operating strategy, completion of second-step conversion in 2002, similar interest-earning asset composition, relatively low operating expenses and favorable credit quality measures.

- o CFS Bancorp, Inc. of Indiana. Selected due to traditional thrift operating strategy, comparable interest-earning asset composition, relatively low level of operating expenses and similar concentrations of mortgage-backed securities and 1-4 family loans comprising total assets.

- o Camco Financial Corp. of Ohio. Selected due to traditional thrift operating strategy, comparable return on average assets, similar earnings contribution from sources of non-interest operating income, relatively low level of operating expenses and comparable lending diversification emphasis on commercial real estate/multi-family loans.

- o Fidelity Bankshares, Inc. of Florida. Selected due to traditional thrift operating strategy, completion of second-step conversion in 2001, comparable asset size, similar interest-bearing funding composition, comparable lending diversification emphasis on commercial real estate/multi-family loans, comparable degree of lending diversification into higher risk types of loans and favorable credit quality measures.

- o First Federal Capital Corp. of Wisconsin. Selected due to Wisconsin market area, traditional thrift operating strategy, comparable asset size, similar interest-bearing funding composition, similar concentration of mortgage-backed securities and 1-4 family loans in aggregate comprising total assets, comparable degree of lending diversification into higher risk types of loans and favorable credit quality measures.

- o First Place Financial Corp. of Ohio. Selected due to traditional thrift operating strategy, similar interest-earning asset composition, similar interest-bearing funding composition, comparable return on average assets, similar net interest margin and similar earnings contribution from sources of non-interest operating income.

- o NASB Financial, Inc. of Missouri. Selected due to traditional thrift operating strategy and similar concentration of 1-4 family permanent mortgage loans comprising total assets.

- o St. Francis Capital Corp. of Wisconsin. Selected due to Wisconsin market area, traditional thrift operating strategy, similar interest-earning asset composition, comparable return on average assets, similar earnings contribution from sources of non-interest operating income, relatively low level of operating expenses, similar concentration of mortgage-backed securities and 1-4 family loans in aggregate comprising total assets and favorable credit quality measures.

- o United Financial Community of Ohio. Selected due to traditional thrift operating strategy, similar interest-bearing funding composition and comparable return on average assets.

- Waypoint Financial Corp. of Pennsylvania. Selected due to traditional thrift operating strategy, completion of second-step conversion in 2000, comparable return on average assets, relatively low level of operating expenses and favorable credit quality measures.

In aggregate, the Peer Group companies maintain a slightly higher level of capital than the industry average (12.25 percent of assets versus 10.42 percent for all public companies), generate higher earnings as a percent of average assets (1.06 percent ROAA versus 0.91 percent for all public companies), and generate a higher ROE (10.95 percent ROE versus 9.23 percent for all public companies). Overall, the Peer Group's average P/B ratio and average P/E multiple were slightly above and slightly below the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	*Peer Group*
Financial Characteristics (Averages)		
Assets ($Mil)	$2,286	$2,357
Market capitalization ($Mil)	$303	$354
Equity/assets (%)	10.42%	12.25%
Return on average assets (%)	0.91%	1.06%
Return on average equity (%)	9.23%	10.95%
Pricing Ratios (Averages)(1)		
Price/earnings (x)	15.13x	14.26x
Price/book (%)	141.54%	145.62%
Price/assets (%)	14.48%	16.88%

(1) Based on market prices as of May 16, 2003.

Ideally, the Peer Group companies would be comparable to Bank Mutual in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Bank Mutual, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Bank Mutual and the Peer Group, reflecting the expected similarities and some differences given the selection procedures

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2003

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Bank Mutual Corporation																				
March 31, 2003	7.3	26.0	61.4	75.3	11.6	0.0	11.1	2.0	9.0	0.0	-0.05	6.27	-3.29	3.08	-21.21	2.87	3.81	8.64	8.64	16.76
All Public Companies	6.2	24.1	65.4	67.5	20.0	0.1	10.3	0.6	9.8	0.0	8.19	16.63	5.26	8.93	4.41	4.51	4.37	9.13	9.03	16.14
State of WI	5.2	24.1	65.8	71.7	17.5	0.0	8.6	1.2	7.4	0.0	5.14	9.58	3.50	6.51	-9.16	9.47	7.55	8.24	8.24	14.10
Comparable Group Average	5.4	23.2	66.8	64.2	21.5	0.0	12.3	0.6	11.6	0.0	7.16	9.87	4.92	4.92	-3.45	2.83	1.37	8.25	8.11	12.82
Mid-West Companies	5.0	19.7	70.2	67.1	21.4	0.0	9.7	0.8	8.9	0.0	3.90	-0.32	4.52	4.10	-1.60	5.29	3.48	8.63	8.38	13.18
Other Comparative Companies	6.5	32.4	57.8	56.4	21.8	0.0	19.0	0.1	18.9	0.0	15.85	37.03	6.00	7.11	-8.39	-7.01	-7.04	4.87	4.87	7.83
Comparable Group																				
Florida Companies																				
FFFL Fidelity Bankshares, Inc of FL	6.0	16.6	72.4	78.8	11.4	0.0	6.4	0.1	6.3	0.0	14.92	7.28	17.27	22.40	-11.73	-4.07	-4.12	7.00	7.00	10.90
Mid-Atlantic Companies																				
WYPT Waypoint Financial Corp of PA	2.1	52.0	42.3	43.8	45.2	0.0	7.5	0.2	7.3	0.0	6.58	14.75	-1.90	-4.59	17.29	-9.95	-9.97	7.60	7.60	12.58
Mid-West Companies																				
ABCW Anchor BanCorp Wisconsin of WI(1)	5.1	12.5	78.0	73.1	16.2	0.0	8.4	0.6	7.8	0.0	-1.62	-8.18	-0.23	0.67	-13.70	13.88	14.02	NM	NM	NM
CITZ CFS Bancorp, Inc of Munster IN	13.5	23.4	59.3	60.6	28.1	0.0	9.7	0.0	9.7	0.0	0.86	-8.09	7.50	4.13	-2.86	-7.29	-7.29	8.36	8.36	13.46
CAFI Camco Fin Corp of Cambridge OH	7.3	17.7	70.4	64.3	25.5	0.0	9.0	0.3	8.7	0.0	3.29	50.32	-7.56	-0.46	14.63	0.86	0.89	NM	7.15	12.83
FTFC First Fed. Capital Corp. of WI	6.4	20.9	67.9	78.9	12.6	0.0	6.8	1.4	5.4	0.0	18.48	27.28	15.30	25.64	-12.11	8.98	-0.84	NM	NM	NM
FPFC First Place Fin. Corp. of OH	2.0	26.3	62.0	70.9	15.9	0.0	11.9	1.6	10.3	0.0	-8.06	-31.96	-0.11	-1.85	-31.00	-2.78	-4.82	9.40	9.40	16.40
NASB NASB Fin, Inc. of Grandview MO(1)	0.7	3.8	92.2	55.8	31.6	0.0	10.2	0.1	10.1	0.0	11.49	-32.98	14.78	4.52	21.18	13.95	14.28	9.30	9.30	12.30
STFR St. Francis Cap. Corp. of WI	2.0	36.8	55.8	59.5	29.7	0.0	8.1	0.6	7.6	0.0	3.75	4.52	2.23	-3.35	10.38	12.14	13.21	7.84	7.84	11.44
UCFC United Community Fin. of OH	2.7	16.6	76.0	73.7	11.5	0.0	13.6	1.9	11.6	0.0	2.99	-3.43	4.25	3.51	0.68	2.62	-1.64	8.23	8.23	12.62
New England Companies																				
BRKL Brookline Bancorp of MA	11.3	28.5	58.7	46.6	8.7	0.0	43.1	0.0	43.1	0.0	26.04	89.06	2.63	3.53	-30.75	NM	NM	NM	NM	NM

(1) Financial information is for the quarter ending December 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

outlined above. The Company's and the Peer Group's ratios reflect balances as of March 31, 2003, unless indicated otherwise for the Peer Group companies. Bank Mutual's equity-to-assets ratio of 11.1 percent was below the Peer Group's average net worth ratio of 12.3 percent. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 9.0 percent and 11.6 percent, respectively, as goodwill and intangibles represent a more significant factor on the Company's balance sheet. The Company's pro forma tangible capital position will increase with the addition of stock proceeds to a level that will likely exceed the Peer Group's tangible capital ratio. The increase in Bank Mutual's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will also result in a relatively low return on equity. Both the Company's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for Bank Mutual and the Peer Group. The Peer Group maintained a higher concentration of loans as a percent of assets than the Company (66.8 percent versus 61.4 percent for the Peer Group), while the Company's cash and investments-to-assets ratio was higher than the comparable ratio for the Peer Group (33.3 percent versus 28.6 percent for the Peer Group). Overall, Bank Mutual's interest-earning assets amounted to 94.7 percent of assets, which was slightly below the comparable Peer Group ratio of 95.4 percent. The Company's lower ratio of interest-earning assets was attributable to the more significant impact of goodwill and intangibles on its balance sheet, which constituted 2.0 percent and 0.6 percent of the Company's and the Peer Group's assets, respectively.

Bank Mutual's funding liabilities reflected some differences relative to that of the Peer Group's funding composition. The Company's deposits equaled 75.3 percent of assets, which was above the Peer Group average of 64.2 percent. Comparatively, borrowings accounted for a lower portion of the Company's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 11.6 percent and 21.5 percent for Bank Mutual and the Peer Group, respectively. Total interest-bearing liabilities maintained as a percent of assets equaled

86.9 percent and 85.7 percent for Bank Mutual and the Peer Group, respectively, with the Peer Group's lower ratio being supported by maintenance of a higher capital position.

A key measure of balance sheet strength for a thrift institution is its interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. Presently, the Peer Group's IEA/IBL ratio is stronger than the Company's ratio, based on respective ratios of 111.3 percent and 109.0 percent. The additional capital realized from stock proceeds should provide Bank Mutual with an IEA/IBL ratio that is comparable to or higher than the Peer Group's IEA/IBL ratio, as the capital realized from Bank Mutual's stock offering will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, based on the Company's and the Peer Group's annual growth for the twelve months ended March 31, 2003, unless indicated otherwise for the Peer Group companies. Bank Mutual recorded a 0.1 percent decline in assets, versus a 7.2 percent increase in assets posted by the Peer Group. A 3.3 percent decline in loans accounted for the Company's asset shrinkage, which was substantially offset by a 6.3 percent increase in cash and investments reflecting redeployment of loan proceeds and deposit growth into cash and investments. The Company experienced a decline in loans due to the accelerated pay down of the 1-4 family loan portfolio, which was not replaced with new originations in light of the Company's current philosophy of selling longer term fixed rate loans to the secondary market. In contrast to Bank Mutual, the Peer Group's asset growth was realized through loan growth of 4.9 percent, which was supplemented with an 9.9 percent increase in cash and investments. Overall, the Peer Group's asset growth measures were considered to be more favorable with respect to supporting earnings growth. At the same time, following the conversion, Bank Mutual's growth capacity will be greater than the Peer Group's, as the result of the increase in leverage capacity that will be provided by the infusion of the net stock proceeds.

Deposit growth combined with modest asset shrinkage funded a 21.2 percent reduction in the Company's borrowings. Deposit growth of 3.1 percent posted by the Company was slightly less than the Peer Group's deposit growth rate of 4.9 percent. Deposit growth for the Peer Group was adequate enough to fund asset growth as well as a 3.5 percent reduction in borrowings.

Capital growth rates posted by the Company and the Peer Group equaled 2.9 percent and 2.8 percent, respectively. The Company's and the Peer Group's relatively low capital growth rates reflect that earnings for the period were somewhat offset by dividend payments and stock repurchases. Tangible net worth growth rates posted by the Company and the Peer Group equaled 3.8 percent and 1.4 percent, respectively, as some of the Peer Group companies recorded an increase in goodwill and intangibles during the twelve month period. Comparatively, Bank Mutual's higher tangible net worth growth rate was supported by amortization of the core deposit intangible. The increase in capital realized from conversion proceeds, as well payment of dividends on all shares outstanding, will be limiting factors on the Company's capital growth rate initially following the stock offering.

Income and Expense Components

Bank Mutual and the Peer Group reported net income to average assets ratios of 0.91 percent and 1.07 percent, respectively (see Table 3.3), based on earnings for the twelve months ended March 31, 2003, unless indicated otherwise for the Peer Group companies. A higher net interest margin, a higher level of non-interest operating income and higher net gains accounted for the Peer Group's higher return, which was partially offset by the Company's lower loss provisions and operating expenses.

The Peer Group's stronger net interest margin resulted from both a higher interest income ratio and a lower interest expense ratio. The Peer Group's higher interest income ratio was realized through maintaining a slightly higher level of interest-earning assets as a percent of total assets (95.4 percent versus 94.7 percent for the Company) and a slightly higher yield on interest-earning assets (5.98 percent versus 5.92 percent for the Company). Similarly, the Peer Group's lower interest expense ratio was realized through maintenance of a lower level of interest-bearing liabilities as a percent of assets (85.7 percent versus 86.9 percent for the Company) and a lower cost of funds (3.20 percent versus 3.43 percent for the Company). Overall, Bank Mutual and the Peer Group reported net interest income to average assets ratios of 2.66 percent and 2.97 percent, respectively.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2003

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Bank Mutual Corporation																			
March 31, 2003	0.91	5.54	2.87	2.66	0.03	2.63	-0.04	0.00	0.41	0.37	1.85	0.02	0.24	0.00	5.92	3.43	2.49	3,681	33.03
All Public Companies	0.91	5.90	2.75	3.14	0.19	2.95	0.04	0.00	0.52	0.57	2.44	0.02	-0.29	0.00	5.98	3.06	2.92	4,608	33.91
State of WI	1.12	5.54	2.77	2.77	0.08	2.69	-0.24	0.01	0.62	0.38	2.20	0.02	0.86	0.00	5.83	3.10	2.74	3,655	33.70
Comparable Group Average	1.07	5.72	2.75	2.97	0.11	2.86	-0.11	-0.01	0.54	0.43	2.21	0.02	0.60	0.00	5.98	3.20	2.79	4,785	35.47
Mid-West Companies	1.12	5.89	2.92	2.97	0.12	2.86	-0.14	-0.01	0.65	0.49	2.36	0.03	0.71	0.00	6.18	3.29	2.89	3,607	33.85
Other Comparable Companies	0.92	5.27	2.31	2.96	0.10	2.85	-0.01	0.00	0.27	0.00	1.81	0.01	0.32	0.00	5.45	2.94	2.51	7,535	39.79
Comparable Group																			
Florida Companies																			
FFFL Fidelity Bankshares, Inc of FL	0.73	5.66	2.44	3.22	0.09	3.12	0.00	0.00	0.71	0.71	2.75	0.00	0.11	0.00	5.95	2.73	3.22	3,999	38.84
Mid-Atlantic Companies																			
WYPT Waypoint Financial Corp of PA	0.86	5.01	2.79	2.22	0.20	2.02	-0.03	0.01	0.49	0.46	1.55	0.02	0.27	0.00	5.20	3.17	2.03	6,005	27.65
Mid-West Companies																			
ABCW Anchor BanCorp Wisconsin of WI(1)	1.36	6.14	2.86	3.28	0.08	3.20	-0.09	0.01	0.36	0.28	1.85	0.01	0.53	0.00	6.42	3.19	3.23	NM	36.77
CITZ CFS Bancorp, Inc of Munster IN	0.40	5.24	3.20	2.03	0.14	1.89	0.08	0.00	0.56	0.64	2.04	0.00	-0.06	0.00	5.45	3.63	1.83	4,868	38.86
CAFI Camco Fin Corp of Cambridge OH	0.94	5.93	3.40	2.53	0.13	2.40	0.03	-0.01	0.47	0.50	2.06	0.00	0.55	0.00	6.21	3.79	2.42	3,671	32.43
FTFC First Fed. Capital Corp. of WI	1.20	5.43	2.66	2.77	0.11	2.66	-0.84	0.00	1.35	0.51	3.09	0.03	1.83	0.00	5.71	2.90	2.81	2,550	36.20
FPFC First Place Fin. Corp. of OH	0.96	5.81	3.03	2.78	0.17	2.62	-0.21	-0.01	0.60	0.38	2.21	0.06	0.70	0.00	6.28	3.48	2.79	3,406	32.44
NASB NASB Fin, Inc. of Grandview MO(1)	2.00	7.23	2.95	4.28	0.02	4.25	-0.53	-0.09	0.71	0.09	2.21	0.02	0.84	0.00	7.46	3.37	4.09	3,525	32.49
STFR St. Francis Cap. Corp. of WI	1.03	5.06	2.70	2.36	0.09	2.27	-0.01	0.00	0.37	0.36	2.02	0.00	0.84	0.00	5.34	2.99	2.35	4,652	28.78
UCFC United Community Fin. of OH	1.08	6.29	2.54	3.75	0.18	3.57	0.41	0.00	0.77	1.18	3.41	0.10	0.44	0.00	6.59	2.98	3.61	2,576	32.80
New England Companies																			
BRKL Brookline Bancorp of MA	1.17	5.14	1.71	3.44	0.02	3.42	0.00	0.00	-0.38	-0.38	1.13	0.00	0.58	0.00	5.21	2.94	2.26	12,602	52.90

(1) Financial information is for the quarter ending December 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

In another key area of core earnings, the Company maintained a lower level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group recorded operating expense to average assets ratios of 1.87 percent and 2.23 percent, respectively. Notwithstanding the Company's lower operating expense ratio, the Peer Group was more efficient than Bank Mutual in terms of number of employees maintained relative to asset size. Assets per full time equivalent employee equaled $3.7 million for the Company, versus a comparable measure of $4.8 million for the Peer Group. The Company's higher staffing requirements can in part be attributed to the comparatively larger number of banking offices maintained relative to its asset size. Only one of the Peer Group companies maintained more banking offices than Bank Mutual, while three of the Peer Group companies reported higher total assets than the Company.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company earnings strength was slightly more favorable than the Peer Group's. Expense coverage ratios posted by Bank Mutual and the Peer Group equaled 1.42x and 1.33x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a slightly larger contribution to the Peer Group's earnings, with such income amounting to 0.43 percent and 0.37 percent of the Peer Group's and Bank Mutual's average assets, respectively. The relatively minor portion of the Company's and the Peer Group's earnings realized from non-interest operating income is indicative of a traditional thrift operating strategy, in which diversification into areas that generate revenues from non-interest sources is typically limited. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, Bank Mutual's efficiency ratio of 61.1 percent was slightly more favorable than the Peer Group's efficiency ratio of 65.0 percent.

Loan loss provisions had a larger impact on the Peer Group's earnings, amounting to 0.11 percent and 0.03 percent of the Peer Group's and Bank Mutual's average assets, respectively. In comparison to the Company, the higher loss provisions established by the Peer Group was consistent with the Peer Group's higher ratio of assets maintained in loans as well as the Peer Group's high ratio of non-performing loans.

Net gains provided a larger contribution to the Peer Group earnings, equaling 0.60 percent and 0.24 percent of average assets for the Peer Group and the Company, respectively. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility and, thus, are substantially discounted in the evaluation of an institution's core earnings. In the case of Bank Mutual, the gains were derived through selling fixed rate loans into the secondary market, which is considered to be an ongoing activity for the Company during low interest rate environment periods such that prevailed in 2002 and the first quarter of 2003. Likewise, the gains recorded by the Peer Group primarily consisted of gains derived from the sale of fixed rate loans into the secondary market, which is also an ongoing activity for the majority of the Peer Group companies. Accordingly, such gains warrant some consideration as a core earnings factor for the Company and the Peer Group, but are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income.

Taxes were a comparable factor in the Company's and the Peer Group's earnings, as Bank Mutual and the Peer Group posted effective tax rates of 33.03 percent and 35.47 percent, respectively.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions, as well as data pertaining to investment in mortgage-backed securities, loans serviced for other and risk weighted assets. The information presented for the Company and the Peer Group reflect data as of March 31, 2003, unless otherwise indicated for the Peer Group companies. In comparison to the Peer Group, the Company's loan portfolio composition reflected a comparable concentration in the aggregate of 1-4 family residential mortgage loans

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2003

Institution	Portfolio Composition as a Percent Assets						RWA/	Serviced	Servicing
	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	Assets (%)	For Others ($000)	Assets ($000)
Bank Mutual Corporation	21.99	28.91	4.14	10.92	2.49	15.18	52.68	657,793	3,175
All Public Companies	12.92	38.13	4.45	14.75	4.28	3.93	59.57	639,334	5,637
State of WI	17.13	28.91	4.51	24.14	7.24	3.85	62.69	1,740,945	12,465
Comparable Group Average	14.24	34.65	5.46	20.12	3.96	3.28	66.77	819,328	6,095
Comparable Group									
ABCW Anchor BanCorp Wisconsin of WI(1)	8.91	28.07	6.07	34.28	6.38	3.94	71.31	2,378,334	12,096
BRKL Brookline Bancorp of MA	17.49	11.90	1.00	41.70	0.24	1.86	79.92	34,491	0
CITZ CFS Bancorp, Inc of Munster IN	19.92	26.97	7.68	21.38	0.16	2.51	62.87	16,816	0
CAFI Camco Fin Corp of Cambridge OH	10.87	60.42	0.51	10.41	1.63	0.97	58.77	607,554	6,508
FFFL Fidelity Bankshares, Inc of FL	4.07	42.72	10.68	11.34	2.15	5.25	67.80	34,415	112
FTFC First Fed. Capital Corp. of WI	12.81	35.77	4.16	16.26	11.41	2.32	53.28	3,100,000	27,789
FPFC First Place Fin. Corp. of OH	8.94	45.51	4.03	5.77	5.85	1.22	57.73	773,797	6,640
NASB NASB Fin, Inc. of Grandview MO(1)	0.82	37.76	14.94	35.81	2.65	1.51	79.78	356,400	1,689
STFR St. Francis Cap. Corp. of WI	29.68	22.89	3.31	21.88	3.92	5.28	73.43	847,000	6,800
UCFC United Community Fin. of OH	7.96	50.40	6.47	15.24	2.79	2.20	67.77	436,782	3,027
WYPT Waypoint Financial Corp of PA	35.19	18.74	1.19	7.22	6.36	8.99	61.83	427,023	2,389

(1) Financial information is for the quarter ending December 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

and mortgage-backed securities (50.9 percent of assets versus 48.9 percent for the Peer Group). The Peer Group maintained a higher concentration of 1-4 family loans, which was more than offset by the Company's higher concentration of mortgage-backed securities. Loans serviced for others represented a more significant off-balance sheet item for the Peer Group, both in terms of balance of loans serviced ($819.3 million versus $657.8 million for the Company) and as a percent of assets on-balance sheet assets (34.8 percent versus 23.1 percent for the Company). The Peer Group's larger portfolio of loans serviced for others portfolio also translated into a higher ratio of servicing intangibles, as servicing assets equaled 0.26 percent and 0.11 percent of the Peer Group's and the Company's assets, respectively.

Diversification into higher risk types of lending was more significant for the Peer Group companies on average, particularly after taking into consideration that the largest portion of the Company's consumer loan portfolio consisted of lower risk home equity loan. Commercial real estate/multi-family loans represented the most significant area of diversification for the Peer Group (20.1 percent of assets), followed by construction and land loans (5.5 percent of assets). The Company's lending diversification consisted primarily of consumer loans, of which more than two-thirds of the consumer loan portfolio consisted of home equity loans, and commercial real estate/multi-family loans, with those portfolios equaling 15.2 percent and 10.9 percent of assets, respectively. Consumer loans accounted for the only lending area where the Company maintained a greater degree of lending diversification than the Peer Group. Consistent with the Peer Group's greater diversification into higher risk types of lending, as well as higher proportion of interest-earning assets maintained in loans, the Peer Group maintained a higher risk-weighted assets-to-assets ratio than the Company (66.77 percent versus 52.68 percent for the Company).

<u>Interest Rate Risk</u>

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Bank Mutual's interest rate risk characteristics were considered to be less favorable than the Peer Group's, as implied by the Peer Group's higher equity-to-assets and IEA/IBL ratios. A lower level of non-

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2003 or Most Recent Date Available

Institution		Balance Sheet Measures			Quarterly Change in Net Interest Income					
		Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	03/31/03	12/31/02	09/30/02	06/30/02	03/31/02	12/31/01
					(change in net interest income is annualized in basis points)					
Bank Mutual Corporation		9.0	109.0	5.3	-6	-17	12	13	9	4
All Public Companies		9.7	108.7	4.2	-7	-6	-3	4	3	11
State of WI		7.4	106.6	4.9	-19	-10	-12	22	5	9
Comparable Group Average		11.6	113.7	4.6	-10	-2	-6	15	3	-3
Comparable Group										
ABCW	Anchor BanCorp Wisconsin of WI(1)	7.8	107.1	4.4	NA	-1	9	21	0	14
BRKL	Brookline Bancorp of MA	43.1	178.3	1.5	5	20	-7	-52	-10	-3
CITZ	CFS Bancorp, Inc of Munster IN	9.7	108.3	3.8	-19	-31	-13	34	10	-35
CAFI	Camco Fin Corp of Cambridge OH	8.7	106.3	4.6	-6	-14	-21	29	3	-6
FFFL	Fidelity Bankshares, Inc of FL	6.3	105.3	4.9	-11	13	7	12	NA	NA
FTFC	First Fed. Capital Corp. of WI	5.4	104.1	4.7	-25	-23	-28	36	20	17
FPFC	First Place Fin. Corp. of OH	10.3	104.0	9.7	-8	36	-5	3	-13	-2
NASB	NASB Fin, Inc. of Grandview MO(1)	10.1	110.6	3.4	NA	-6	28	28	28	-12
STFR	St. Francis Cap. Corp. of WI	7.6	106.1	5.4	-26	-14	-13	18	-15	-7
UCFC	United Community Fin. of OH	11.6	112.0	4.6	2	1	-14	45	2	-2
WYPT	Waypoint Financial Corp of PA	7.3	108.4	3.5	2	1	-9	-10	4	11

(1) Financial information is for the quarter ending December 31, 2002.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

interest earning assets also represented an advantage for the Peer Group with respect to limiting interest rate risk associated with the balance sheet. All three measures indicate that the Company needs to maintain a higher yield-cost spread than the Peer Group to sustain a comparable level of net interest income as the Peer Group. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with balance sheet measures for interest rate risk that are more comparable to the Peer Group's ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Bank Mutual and the Peer Group. In general, the relative fluctuations in both the Company's and the Peer Group's net interest income to average assets ratios were considered to be fairly limited and, thus, based on the interest rate environment that prevailed during the period covered in Table 3.5, neither Bank Mutual or the Peer Group were viewed as having significant interest rate risk exposure in their respective net interest margins. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Bank Mutual's assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, the Company's credit risk exposure appears to be slightly less than the Peer Group's, based on the Company's lower ratios of non-performing assets and non-performing loans as a percent of assets and loans, respectively. As shown in Table 3.6, the Company's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.33 percent of assets, which was below the comparable Peer Group ratio of 0.74 percent. Likewise, Bank Mutual maintained a lower non-performing loans/loans ratio than the Peer Group, based on comparable ratios of 0.45 percent and 1.07 percent, respectively. Bank Mutual and the Peer Group maintained comparable levels of loss reserves as a percent of non-performing loans (170.6 percent versus 161.5 percent for the Peer Group), while the Peer Group maintained a higher level of reserves as a percent of loans (0.99 percent versus 0.77 percent for the Company). The Peer Group's higher credit risk exposure was also implied by higher net loan charge-offs, as net loan

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Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2003 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Bank Mutual Corporation	0.03	0.33	0.45	0.77	170.59	139.78	289	0.02
All Public Companies	0.10	0.71	0.94	1.04	202.01	183.18	337	0.13
State of WI	0.05	0.31	0.40	0.89	211.42	156.22	351	0.06
Comparable Group Average	0.06	0.74	1.07	0.99	161.51	92.18	513	0.10
Comparable Group								
ABCW Anchor BanCorp Wisconsin of WI(1)	0.00	0.30	0.42	1.06	NA	NA	378	0.05
BRKL Brookline Bancorp of MA	0.00	0.01	0.02	1.81	NA	NA	3	0.00
CITZ CFS Bancorp, Inc of Munster IN	0.01	1.85	2.98	0.96	NA	30.07	992	0.00
CAFI Camco Fin Corp of Cambridge OH	0.12	1.47	1.96	0.77	39.12	36.00	208	0.11
FFFL Fidelity Bankshares, Inc of FL	0.03	0.27	NA	0.46	NA	NA	72	0.01
FTFC First Fed. Capital Corp. of WI	0.10	0.30	0.31	0.56	182.96	124.64	507	0.10
FPFC First Place Fin. Corp. of OH	0.00	1.06	1.79	1.05	NA	59.59	602	0.27
NASB NASB Fin, Inc. of Grandview MO(1)	0.30	1.38	1.32	0.79	60.07	46.99	323	0.00
STFR St. Francis Cap. Corp. of WI	0.07	0.30	0.41	1.16	280.70	204.25	320	0.10
UCFC United Community Fin. of OH	0.06	0.90	1.11	1.04	93.83	87.33	211	0.06
WYPT Waypoint Financial Corp of PA	0.02	0.34	0.38	1.18	312.37	148.58	2,029	0.35

(1) Financial information is for the quarter ending December 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

charge-offs posted by the Company and the Peer Group equaled 0.02 percent and 0.10 percent of their respective loan balances.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Bank Mutual. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Bank Mutual's estimated pro forma market value of the common stock to be issued in conjunction with the conversion transaction. The valuation incorporates the appraisal methodology promulgated by the OTS, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that such analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Company's operations and financial condition; (2) monitor the Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase) both regionally and nationally. If material changes should occur prior to closing the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Bank Mutual's value, or Bank Mutual's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Bank Mutual coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both Bank Mutual's and the Peer Group's balance sheets. The Peer Group's interest-earning asset composition exhibited a higher concentration of loans and a greater degree of diversification into higher risk and higher yielding types of loans. The Peer Group's higher concentration of total loans and more significant diversification into higher risk types of loans translated into a higher risk weighted assets-to-assets ratio than maintained by the Company. Bank Mutual's funding composition reflected a higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Company maintained a lower level of interest-earning assets and a higher level of interest-bearing liabilities, which resulted in a lower IEA/IBL ratio than maintained by the Peer Group. The infusion of stock proceeds should serve to increase the Company's IEA/IBL ratio to a ratio that is comparable to the Peer Group's ratio. For valuation purposes, RP Financial concluded that no adjustment was warranted for the Company's overall asset/liability composition.

- Credit Quality. Both the Company's and the Peer Group's credit quality measures were indicative of fairly limited credit risk exposure. However, in general, the Company's credit quality measures were considered to be slightly more favorable than the Peer Group's. The Company maintained a lower non-performing assets-to-assets ratio and a lower non-performing loans-to-loans ratio than the comparable Peer Group ratios. The Company's risk weighted assets-to-assets ratio was also lower than the Peer Group's ratio. Loss reserves relative to non-performing loans were comparable for the Company and the Peer Group, while the Peer Group maintained a higher level of reserves relative to loans. Overall, in comparison to the Peer Group, the Company's measures tended to imply a more limited degree of credit exposure and, thus, RP Financial concluded that a slight upward adjustment was warranted for the Company's credit quality.

- o Balance Sheet Liquidity. The Company maintained a higher level of cash and investment securities relative to the Peer Group (33.3 percent of assets versus 28.6 percent for the Peer Group). Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will likely be initially deployed into investments. Bank Mutual's future borrowing capacity was considered to be slightly greater than the Peer Group's, in light of the higher level of borrowings currently maintained by the Peer Group. However, both the Company and the Peer Group were considered to have ample borrowing capacities. Overall, balance sheet liquidity for the Company was considered to be more favorable for the Company and, thus, RP Financial concluded that a slight upward adjustment was warranted for this factor.

- o Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Company and the Peer Group, with borrowings being utilized to a greater degree by the Peer Group. However, the Peer Group's overall interest-bearing funding composition provided for a lower cost of funds than maintained by the Company. In total, the Company maintained a higher level of interest-bearing liabilities than the Peer Group. Following the stock offering, the infusion of stock proceeds can be expected to support an increase in the Company's capital ratio and a resulting decline in the level of interest-bearing liabilities maintained as a percent of assets to a ratio that is comparable to or lower than the Peer Group's ratio. Overall, RP Financial concluded that no adjustment was warranted for Bank Mutual's funding composition.

- o Capital. The Company operates with a lower pre-conversion capital ratio than the Peer Group, with the gap becoming more significant on a tangible capital basis. After factoring in stock proceeds, the Company's tangible capital position is expected to exceed the Peer Group's ratio. The Company's pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and greater capacity to absorb unanticipated losses. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Company's stronger pro forma capital position.

On balance, taking into consideration Bank Mutual's slightly more favorable credit quality, balance sheet liquidity and capital strength, a slight upward valuation adjustment was determined to be appropriate for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

- o Reported Earnings. The Company recorded lower earnings on a ROAA basis (0.91 percent of average assets versus 1.07 percent for the Peer Group). A stronger net interest margin, a higher level of non-interest operating income and a larger contribution from net gains supported the Peer Group's higher return. Lower loss provisions and lower operating expenses represented earnings advantages for the Company. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company's earnings on an ROAA basis. Overall, after factoring in the pro forma impact of the conversion, the Company's lower reported earnings warranted a slight downward valuation adjustment.

- o Core Earnings. Both the Company's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Company operated with a lower net interest margin, a lower operating expense ratio and a lower level of non-interest operating income. The Company's lower net interest margin and lower level of operating expenses translated into a higher expense coverage ratio (1.42 versus 1.33x for the Peer Group). Likewise, the Company's more favorable efficiency ratio (61.1 percent versus 65.0 for the Peer Group) was realized through maintaining a lower operating expense ratio, which more than offset the Peer Group's stronger net interest margin and higher ratio of non-interest operating income. Loss provisions had a larger impact on the Peer Group's earnings, which was indicative of the Peer Group's greater degree of diversification into higher risk types of lending and higher percentage of assets maintained in loans. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets, indicated that Bank Mutual's core earnings were more favorable than the Peer Group's and a slight upward valuation adjustment was warranted for the Company's core earnings.

- o Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated a comparable degree of volatility was associated with their respective net interest margins. Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets were more favorable for the Peer Group, thereby indicating that the Company needs to maintain a higher yield-cost spread than the Peer Group to sustain a level of net interest income that is comparable to the Peer Group's. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus, eliminate the potentially greater degree of interest rate risk that is currently associated with the Company's earnings. Accordingly, RP Financial concluded that the Company's interest rate risk exposure on a pro forma basis was similar to the Peer Group's and no adjustment was warranted for valuation purposes.

- Credit Risk. Loan loss provisions were a slightly larger factor in the Peer Group's earnings (0.11 percent of average assets versus 0.03 percent for the Company). In terms of future exposure to credit quality related losses, the Peer Group's more diversified loan portfolio composition, higher concentration of assets consisting of loans and higher ratio of risk weighted assets-to-total assets imply that a greater degree of credit risk exposure is associated with the Peer Group's future earnings. The Peer Group's higher ratio of non-performing loans also implies potentially greater earnings credit risk exposure, although the Company and the Peer Group maintained comparable reserve coverage ratios as a percent of non-performing loans and the Peer Group maintained a higher level of reserves as a percent of loans. Overall, RP Financial concluded that a slight upward valuation adjustment was warranted for this factor.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, potential earnings growth to be realized from balance sheet growth was considered to be more favorable for the Peer Group during the most recent twelve month period, based on the Peer Group's stronger asset growth for the period. Second, following the infusion of stock proceeds, the Company's earnings growth potential with respect to leverage capacity will be greater than the Peer Group's. Lastly, the larger earnings contribution provided to the Peer Group's earnings from sources of non-interest income implies that the Peer Group maintains greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure due to compression of yield-cost spreads. Overall, the Company's earnings growth potential appears to be comparable to the Peer Group's, and, thus, we concluded that no valuation adjustment was warranted for this factor.

- Return on Equity. As the result of the Company's higher pro forma capital position, the Company's return on equity ("ROE") will be below the comparable averages for the Peer Group and the industry. In view of the lower capital growth rate that will be imposed by Bank Mutual's lower ROE, we concluded that a moderate downward valuation adjustment was warranted for the Company's pro forma ROE.

Overall, the Company's slightly more favorable measures for core earnings and credit risk exposure were more than offset by the Peer Group's more favorable measure for reported earnings and, most significantly, the Peer Group's stronger return on equity. Accordingly, RP Financial concluded that a slight downward valuation adjustment was warranted for the Company's profitability, growth and viability of earnings.

3. Asset Growth

Bank Mutual posted a 0.1 percent decline in assets during the most recent twelve month period, versus a 7.2 percent increase in assets posted by the Peer Group. On a pro forma basis, it is expected that the Company's tangible equity-to-assets ratio will exceed the Peer Group's ratio, which will provide Bank Mutual with greater leverage capacity than currently maintained by the Peer Group. Accordingly, on balance, we believe no valuation adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The statewide markets served by Bank Mutual include a mixture of rural, suburban, and urban markets, which have exhibited varied growth characteristics as measured by population and household growth. Given the statewide presence of the network of banking offices, the primary market area has a fairly diversified economy, which has experienced a slow down in conjunction with the national economic down turn. Competition faced by the Company for deposits and loans is significant, which includes other locally based thrifts, as well as regional and super regional banks that are based in Milwaukee or Chicago.

Overall, the markets served by the Peer Group companies were viewed as having more favorable growth characteristics. The primary markets served by the Peer Group companies have on average experienced an increase in population since 1990 and population in those markets is projected to continue to increase, on average, over the next five years. Most of the Peer Group companies serve fairly populous markets, although smaller than Milwaukee County, with above average income levels. The median deposit market share maintained by the Peer Group companies was higher than the Company's market share of deposits in Milwaukee County and Brown County. In general, the degree of competition faced by the Peer Group companies was viewed as less than experienced in the Company's primary market area, particularly with respect to the Milwaukee MSA, while the growth potential of the markets served by the Peer Group companies was for the most part similar or more favorable to the growth potential provided by the Wisconsin markets served by Bank Mutual. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, February 2003 unemployment rates for the markets served by the Peer Group companies generally were comparable to the unemployment rates reflected for Milwaukee and Brown Counties. On balance, we concluded that a slight downward valuation adjustment was appropriate for the Company's market area and, in particular, with regard to the Company's less favorable competitive position in the major markets served by its banking offices.

Table 4.1
Market Area Unemployment Rates
Bank Mutual and the Peer Group Companies (1)

	County	February 2003 Unemployment
Bank Mutual Corporation - WI	Brown	5.8%
	Milwaukee	7.0
The Peer Group		
Anchor Bancorp - WI	Dane	3.1%
Brookline Bancorp - MA	Norfolk	4.3
CFS Bancorp, Inc. - IN	Lake	6.3
Camco Financial Corp. - OH	Guernsey	8.8
Fidelity Bankshares, Inc. - FL	Palm	5.1
First Federal Capital Corp. - WI	La Crosse	5.1
First Place Financial Corp. – OH	Trumbull	7.5
NASB Financial, Inc. - MO	Jackson	5.6
St. Francis Capital Corp. – WI	Waukesha	4.9
United Community Financial – OH	Mahoning	8.2
Waypoint Financial Corp. – PA	Dauphin	5.3

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

Bank Mutual has indicated its intention to pay dividends in an amount such that current minority shareholders of Bank Mutual continue to receive the same total cash dividend payment, with the per share dividend amount adjusted for the exchange ratio in the conversion. At the current midpoint valuation, the annual dividend payment would equal $0.19 per share and provide a yield of 1.90 percent based on the $10.00 per share initial offering price. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All eleven of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.72 percent to 3.33 percent. The average dividend yield on the stocks of the Peer Group institutions was 2.76 percent as of May 16, 2003, representing an average payout ratio of 49.5 percent of core earnings. As of May 16, 2003, approximately 91 percent of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.28 percent and an average payout ratio of 34.2 percent. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company's indicated dividend provides for a yield that is lower than Peer Group average, while the Company's payout ratio is also less than the Peer Group's average payout ratio. Accordingly, the Company has the capacity to pay a dividend that earns a yield that is comparable to the Peer Group average, particularly after giving consideration to the Company's stronger pro forma capital position. On balance, we concluded that no valuation adjustment was warranted for purposes of the Company's dividend policy and capacity to pay dividends.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets, and all of the Peer Group members trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $127.2 million to $772.7 million as of May 16, 2003, with average and median market values of $353.6 million and $313.2 million, respectively. The shares issued and outstanding for the Peer Group companies ranged from approximately 7.7 million to 58.5 million, with average and median shares outstanding of approximately 21.8 million and 15.9 million, respectively. The Company's pro forma market value is expected to be in the upper end of the range of market values exhibited by the Peer Group companies, while Bank Mutual's shares outstanding are expected to be at the high end of the Peer Group range or possibly higher than the shares outstanding maintained by all of the Peer Group companies. It is anticipated that the Company's stock will continue to be quoted on the NASDAQ National Market System. Overall, we anticipate that the Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets need to be considered for thrift stocks such as Bank Mutual coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (3) the thrift acquisition market for thrift franchises in Wisconsin; and (4) the market for the public stock of Bank Mutual. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Favorable economic data in the form of stronger than expected retail sales in April 2002 and rising hopes of more upbeat earnings forecast by technology firms supported an advance in stocks during mid-May 2002. The rebound was not sustained in late-May, as profit taking and more terrorism warnings dampened investor enthusiasm for stocks. Investor pessimism extended the sell-off in stocks in early-June 2002, reflecting political turmoil abroad, concerns over corporate scandals and more disappointing earnings news from market leaders. Stocks jumped higher on oversold conditions in mid-June, but the rally was brief. Both the Dow Jones Industrial Average ("DJIA") and NASDAQ Composite Index ("NASDAQ") established new lows for 2002 during the week ended June 21, 2002, as a fresh batch of corporate earning warnings and the ongoing conflict in the Middle East further eroded investor confidence. Discovery of a $3.8 billion accounting error by WorldCom and nervousness about second quarter earnings heightened the sell-off at the close of the second quarter.

In early-July 2002, bargain hunters provided a boost to stocks following the prolonged sell-off, despite news that the nation's unemployment rate edged up to 5.9 percent in June. The rally was not sustained, as worries about second quarter earnings and corporate accounting practices pushed market indices to new lows for the year in mid-July. A lack of investor confidence and indications that the nation's economic recovery was weaker than previously believed extended the general downward trend through the balance of July, with July marking the fourth consecutive down month for the DJIA. Weak economic data provided for further declines in stocks in early-August, but the downward trend was reversed on growing speculation of a rate cut by the Federal Reserve and news of a proposed $30 billion bailout for Brazil's financial crisis. In mid-August, the Federal Reserve's decision to leave interest rates unchanged prompted a sharp one-day sell-off in the broader market, which was followed by a sharp one-day increase in the major indexes on technical factors as investors took profits in bonds and shifted some money into stocks. The DJIA closed above 9000 in late-August, as stocks continued to rebound from oversold conditions in July. However, after five consecutive weekly gains in the DJIA, blue chip stocks declined in the last week of August on profit taking and cautious comments from bellwether technology stocks.

The broader stock market experienced heavy selling pressure in September 2002, which was attributable to third quarter earning warnings from a broad spectrum of companies, economic data signaling a slowing economic recovery and a growing threat of a war in Iraq. The sell-off in the broader stock market continued into the fourth quarter, with looming fears of a war with Iraq and worsening corporate profits pushing the DJIA to its lowest close in five years in early-October 2002. Stocks rebounded on technical factors in mid-October, as the DJIA posted a weekly gain after six consecutive weeks of decline. The rally in the broader stock market continued through the balance of October, reflecting more attractive valuations following the third quarter sell-off and some upbeat third quarter earnings news by some blue chip stocks. After six consecutive months of decline, the DJIA was up 10.6 percent for the month of October.

The rebound in the broader stock market that began in October 2002 continued into early-November, as the Federal Reserve cut short-term interest rates by a larger-than-expected half a percentage point. Following eight consecutive weeks of gains, the DJIA declined during the first two weeks of December, as mounting concerns over geopolitical tensions overshadowed better-than-expected economic data. The broader market recovered slightly in mid-December, despite growing concerns of how strongly business would rebound in 2003 and escalating war talk with Iraq. Downbeat economic data and war concerns pulled stocks lower at the close of 2002, with the DJIA positing its worst year since 1977 closing down 16.8 percent for the year.

Stocks surged higher at the start of the new year, with data showing December manufacturing activity stronger than expected. Favorable expectations for the government's economic stimulus package supported further gains in the market, although early indications of mixed earnings for the fourth quarter and ongoing geopolitical concerns served to temper the rally in mid-January. The strong gains posted at the beginning of 2003 were wiped out in late-January, as disappointing fourth quarter earnings and the looming war with Iraq pulled the broader market lower. War fears and the uncertain outlook for the economy continued to weigh down stocks through most of February and into early-March, as blue chip stocks dropped to a five month low during the first week of March. Comparatively, the commencement of war with Iraq produced a rally in the stock market, amid initial expectations that a conflict in Iraq would end quickly. However, the rally was not sustained, as stocks declined at the close of the first quarter on renewed worries about the economy and fears that the war in Iraq could be longer and more difficult than investors had anticipated.

Stocks rebounded at the start of the second quarter on news of U.S. war successes in Iraq. As investors shifted their focus from the war to first quarter earnings, the broader stock market settled into a narrow trading in mid-April 2003 and then rallied higher through the end of April and into early-May. Generally better than expected first quarter earnings and increasing investor optimism that the end of the war with Iraq would lead to a recovery in the economy and corporate profits supported the rally. Technology stocks posted the strongest gains during the rally, as the NASDAQ moved to five month high in early-May. Growing investor optimism of an improving economy with low inflation sustained the positive trend in the broader stock market through mid-May. As an indication of the general trends in the nation's stock markets over the past year, as of May 16, 2003, the DJIA closed at 8678.97, a decline of 16.2 percent from one year earlier, while the NASDAQ Composite Index stood at 1538.53, a decline of 11.7 percent over the same time period. The Standard & Poors 500 Index closed at 944.30 on May 16, 2003, a decline of 14.7 percent from a year ago.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market. In the second quarter of 2002, news of the increase in the April unemployment rate served to boost thrift prices in early-May, as the weak employment data lessened expectations of a strong economic recovery that could lead to higher interest rates. Thrift stocks stabilized in mid- and late-May, as Citigroup's proposed $5.8 billion acquisition of Golden State Bancorp had little impact on the broader thrift market. While the broader market experienced extensive selling pressure in early-June, the decline in thrift issues was relatively mild as investors continued to be attracted to the generally more stable performance characteristics of thrift stocks.

Thrifts experienced more extensive selling pressure at the beginning of the third quarter of 2002, as the downturn in broader market weighed on thrift issues as well. Lower interest rates, second quarter earnings that generally met expectations and acquisition speculation in certain regional markets supported a recovery in thrift prices in late-July. After stabilizing during early-August, thrift issues eased higher in conjunction with the broader indexes in mid-August. Thrift issues traded in a narrower range during the balance of August and into early-September, thereby sustaining solid gains for 2002 and significantly outperforming the broader market indexes. A third quarter earnings warning by Astoria Financial Corp. had a negative ripple effect throughout the thrift sector in mid-September 2002, particularly the large-cap issues. Astoria Financial Corp. warned that third quarter earnings would come in below expectations, which was attributable to the sustained low interest rate environment that resulted in higher than expected prepayments in both its mortgage lending and MBS portfolios. Thrift issues settled into a narrow trading range at the end of third quarter, as a number of the larger publicly-traded thrifts reaffirmed third quarter earnings targets. Third quarter earnings warnings by some of the large banks contributed to a decline in thrift stocks at the beginning of the fourth quarter. However, thrift stocks bounced back in mid-October, reflecting generally favorable third quarter earnings reports from the thrift sector.

The gains recorded in thrift issues in October were sustained into-early November 2002, which was supported by the rally in the broader stock market and growing speculation that the Federal Reserve would cut rates in November. Despite the larger than expected rate cut by the Federal Reserve, thrift stocks eased lower in mid-November. The downward pressure in thrift issues was attributable to concerns about potential margin compression and mortgage servicing rights impairment resulting from the decline in short-term interest rates. However, thrift issues recovered in late-November, as financial issues participated in the broader market rally. Thrift issues settled into a narrow trading range in December, reflecting the lack of meaningful news in the financial sector and an uncertain outlook for 2003.

Financial stocks participated in the broader market rally at the beginning of the new year, particularly those with relatively high dividend yields in light of the elimination of dividend taxation set forth in the government's economic stimulus package. Despite generally favorable fourth quarter earnings, thrift issues eased lower in late-January 2003. Thrift issues traded in a narrow range throughout February and into mid-March, thereby outperforming the broader market. The stronger performance exhibited by thrift stock continued to supported by the relatively low risk characteristics associated with residential lenders, as well as the general earnings benefit of operating in a low interest rate environment with a relatively steep yield curve. Thrift stocks remained fairly stable at close of the first quarter, exhibiting far less volatility compared to the boarder stock market that produced dramatic day-to-day swings as investors reacted to the most recent news on the war's direction.

Financial stocks eased higher at the beginning of the second quarter, as positive news on the war with Iraq lifted stocks in general. First quarter earnings that were generally in-line with expectations sustained the positive trend in thrift issues through early-May, as thrift stocks participated in the broader stock market rally. With the exception of acquisition-related price movements, thrift stocks settled into a narrow trading range in mid-May. On May 16, 2003, the SNL Index for all publicly-traded thrifts closed at 1214.7, an increase of 5.5 percent from one year ago.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2003 have generally been well received, although investors have taken a more cautious approach to converting thrift issues as most of the recent offerings have not been oversubscribed. As shown in Table 4.2, only one standard conversion offering has been completed during the past three months. The pro forma price/tangible book ratio of the recent standard conversion equaled 61.9 percent. No second-step conversion offerings have been completed during the past three months, which are considered to be more relevant for purposes of determining Bank Mutual's pro forma pricing. However, there were four second-step conversion offerings that closed in January 2003. The average pro forma price/tangible book and core price/earnings ratios of the four second-step offerings at closing equaled 103.2 percent and 17.9 times, respectively. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks.

Exhibit IV-4 presents historical offering data for second-step conversions, illustrating the historical trends and characteristics of second-step offerings.

As stated previously, only one standard conversion has been completed in the last three months, and it is not traded on a public exchange. Therefore, no meaningful analysis is possible regarding the current market pricing ratios of this non-listed company.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Bank Mutual's stock price of recently completed and pending acquisitions of other savings institutions operating in Milwaukee. As shown in Exhibit IV-5, there have been seven Wisconsin thrift acquisitions completed between since the beginning of 1999, including Bank Mutual's acquisition of First Northern, and there are currently no acquisitions pending of Wisconsin savings institutions. The recent acquisition activity involving Wisconsin thrifts may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies which

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases				Pro Forma Data							Post-IPO Pricing Trends					
				Financial Info.		Asset Quality								Benefit Plans				Pricing Ratios(3)			Financial Charac.				Closing Price:					
Institution	Conversion State	Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Rantoul First Bank, s.b.	IL	4/2/03	RFBK-OTC	$ 31	5.84%	1.45%	104%	$ 1.9	100%	95%	20.0%	NA	NA	8.0%	4.0%	8.4%	0.00%	61.9%	NM	6.0%	-1.8%	9.7%	-18.2%	$10.00	$11.51	15.1%	$12.00	20.0%	$12.35	23.5%
Averages - Standard Conversions:				$ 31	5.84%	1.45%	104%	$ 1.9	100%	95%	20.0%	N.A.	N.A.	8.0%	4.0%	8.4%	0.00%	61.9%	NM	6.0%	-1.8%	9.7%	-18.2%	$10.00	$11.51	15.1%	$12.00	20.0%	$12.35	23.5%
Medians - Standard Conversions:				$ 31	5.84%	1.45%	104%	$ 1.9	100%	95%	20.0%	N.A.	N.A.	8.0%	4.0%	8.4%	0.00%	61.9%	NM	6.0%	-1.8%	9.7%	-18.2%	$10.00	$11.51	15.1%	$12.00	20.0%	$12.35	23.5%
Second Step Conversions																														
Averages - Second Step Conversions:																														
Medians - Second Step Conversions:																														
Mutual Holding Companies(6)																														
None to Date																														
Averages - All Conversions:				$ 31	5.84%	1.45%	104%	$1.9	100%	95%	20.0%	NA	NA	8.0%	4.0%	8.4%	0.00%	61.9%	NM	6.0%	-1.8%	9.7%	-18.2%	$10.00	$11.51	15.1%	$12.00	20.0%	$12.35	23.5%
Medians - All Conversions:				$ 31	5.84%	1.45%	104%	$1.9	100%	95%	20.0%	NA	NA	8.0%	4.0%	8.4%	0.00%	61.9%	NM	6.0%	-1.8%	9.7%	-18.2%	$10.00	$11.51	15.1%	$12.00	20.0%	$12.35	23.5%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

May 16, 2003

operate in regional markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Bank Mutual's trading price.

D. Trading in Bank Mutual's Stock

Since Bank Mutual's minority stock currently trades under the symbol "BKMU" on the NASDAQ National Market System, RP Financial also considered the recent trading activity in the valuation analysis. Bank Mutual had a total of 21,408,971 shares issued and outstanding at March 31, 2003, of which 10,215,797 shares were held by public shareholders and were traded as public securities. As of May 16, 2003, the Company's closing stock price was $30.01 per share. There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to larger number of public shares available to trade), a different return on equity for the conversion stock and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Bank Mutual's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-6 provides summary resumes of Bank Mutual's Board of Directors and senior management. The financial characteristics of the Company suggest that it is effectively managed and there appears to be a well-defined organizational structure.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS regulated institution, the Bank and the Company will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Ten out of the eleven Peer Group companies maintain bank subsidiaries that are under OTS regulation. Exhibit IV-7 reflects the Company's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Downward

Key Valuation Parameters:	Valuation Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Bank Mutual's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Bank Mutual's prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-8 and IV-9). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, and the recent conversions including second-step conversion offerings.

RP Financial's valuation placed an emphasis on the following:

o P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

o P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of conversion offerings, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of BKMU stock. Converting institutions generally do not have stock outstanding. Bank Mutual, however, has public shares outstanding due to the mutual holding company form of ownership. Since BKMU is currently traded on the NASDAQ, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the May 16, 2003 stock price of $30.01 per share and the 21,408,971 shares of Bank Mutual stock issued and outstanding, the implied value of $642.5 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Bank Mutual's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of May 16, 2003, the aggregate pro forma market value of Bank Mutual's conversion stock was $516,423,910 at the midpoint, equal to 51,642,391 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 52.28 percent ownership interest to the public, which provides for a $270.0 million public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). //The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings, incorporating the reinvestment of $94,000 of MHC assets at an after-tax reinvestment rate of 2.69 percent, equaled $26.1 million for the twelve months ended March 31, 2003. In deriving Bank Mutual's core earnings, the only adjustments made to reported earnings were to eliminate gains on the sale of loans and investment securities, which equaled $6.8 million and $9,000, respectively, for the twelve months ended March 31, 2003. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 35.0 percent for the gains eliminated, the Company's core earnings were determined to equal $21.655 million for the twelve months ended March 31, 2003. (Note: see Exhibit IV-10 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$26,086
Net gain on sale of investments(1)	(6)
Net gains on sale of loans(1)	(4,425)
Core earnings estimate	$21,655

(1) Tax effected at 35.0 percent.

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $516.4 million midpoint value equaled 16.38 times and 19.05 times, respectively, which provided for a premium of 14.9 percent and a discount of 5.4 percent relative to the Peer Group's average reported and core earnings multiples of 14.26 times and 20.14 times, respectively (see Table 4.3).

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio to Bank Mutual's pro forma book value. The Company's pre-conversion book value was adjusted to

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Public Market Pricing
Bank Mutual Corporation and the Comparables
As of May 16, 2003

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)								
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE	Memo: Exchange Ratio	Memo: Offering Size ($Mil)
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)		
Bank Mutual Corporation																					
Superrange	10.00	682.97	0.42	9.56	20.51	104.62	21.43	114.84	23.65	0.14	1.40	33.11	3186	20.49	0.26	1.05	5.10	0.91	4.42	3.1901	357.07
Range Maximum	10.00	593.89	0.47	10.25	18.35	97.58	18.90	107.89	21.27	0.16	1.60	34.03	3142	19.37	0.27	1.03	5.32	0.89	4.59	2.7740	310.50
Range Midpoint	10.00	516.42	0.52	11.04	16.38	90.58	16.64	100.87	19.05	0.19	1.90	36.20	3104	18.37	0.27	1.02	5.53	0.87	4.75	2.4122	270.00
Range Minimum	10.00	438.96	0.60	12.11	14.29	82.57	14.32	92.71	16.70	0.22	2.20	36.75	3065	17.34	0.27	1.00	5.78	0.86	4.94	2.0504	229.50
All Public Companies(7)																					
Averages	21.13	303.39	1.26	15.51	15.13	141.54	14.48	151.11	17.09	0.46	2.28	34.23	2,286	10.42	0.71	0.91	9.23	0.77	7.12		
Medians	---	---	---	---	14.37	131.41	13.01	139.32	16.16	---	---	---	---	---	---	---	---	---	---		
All Non-MHC State of WI(7)																					
Averages	22.35	387.20	0.87	14.32	10.75	163.12	12.67	186.70	18.80	0.59	2.63	48.60	2,969	7.79	0.30	1.20	15.85	0.49	6.17		
Medians	---	---	---	---	10.53	175.84	12.01	203.24	18.80	---	---	---	---	---	---	---	---	---	---		
Comparable Group Averages																					
Averages	18.24	353.62	0.83	12.58	14.26	145.62	16.88	156.56	20.14	0.49	2.76	49.51	2,357	12.25	0.85	1.06	10.95	0.67	6.57		
Medians	---	---	---	---	12.64	130.92	12.35	140.43	20.50	---	---	---	---	---	---	---	---	---	---		
State of WI																					
ABCW Anchor BanCorp Wisconsin of WI	23.19	555.24	1.48	12.35	11.65	187.77	15.77	203.24	15.67	0.40	1.72	27.03	3,522	8.40	NA	1.35	16.94	1.01	12.60		
FTFC First Fed. Capital Corp. of WI	18.85	371.40	-0.01	10.72	10.53	175.84	12.01	221.50	NM	0.56	2.97	NM	3,093	6.83	0.30	1.20	17.51	-0.01	-0.10		
STFR St. Francis Cap. Corp. of WI	25.00	234.98	1.14	19.88	10.08	125.75	10.25	135.35	21.93	0.80	3.20	70.18	2,293	8.15	0.30	1.03	13.09	0.47	6.02		
Comparable Group																					
ABCW Anchor BanCorp Wisconsin of WI	23.19	555.24	1.48	12.35	11.65	187.77	15.77	203.24	15.67	0.40	1.72	27.03	3,522	8.40	NA	1.35	16.94	1.01	12.60		
BRKL Brookline Bancorp of MA	13.37	772.65	0.19	10.62	NM	125.89	54.26	125.89	NM	0.34	2.54	NM	1,424	43.10	0.01	1.17	3.27	0.79	2.22		
CITZ CFS Bancorp, Inc of Munster IN	13.98	171.49	0.57	12.64	27.41	110.60	10.74	110.60	24.53	0.44	3.15	NM	1,597	9.71	1.85	0.39	3.83	0.44	4.28		
CAFI Camco Fin Corp of Cambridge OH	16.81	127.20	0.82	12.84	12.64	130.92	11.79	135.02	20.50	0.56	3.33	68.29	1,079	9.00	1.47	0.93	10.30	0.58	6.35		
FFFL Fidelity Bankshares, Inc of FL	22.37	333.31	1.08	11.59	18.64	193.01	12.35	195.54	20.71	0.40	1.79	37.04	2,699	6.40	NA	0.73	10.20	0.65	9.18		
FTFC First Fed. Capital Corp. of WI	18.85	371.40	-0.01	10.72	10.53	175.84	12.01	221.50	NM	0.56	2.97	NM	3,093	6.83	0.30	1.20	17.51	-0.01	-0.10		
FPFC First Place Fin. Corp. of OH	16.50	219.66	0.58	13.52	14.60	122.04	14.49	140.43	28.45	0.50	3.03	NM	1,516	11.88	1.06	0.96	8.24	0.49	4.23		
NASB NASB Fin, Inc. of Grandview MO	23.25	196.23	1.69	13.42	9.94	173.25	17.73	174.81	13.76	0.68	2.92	40.24	1,107	10.23	1.38	2.00	18.75	1.44	13.54		
STFR St. Francis Cap. Corp. of WI	25.00	234.98	1.14	19.88	10.08	125.75	10.25	135.35	21.93	0.80	3.20	70.18	2,293	8.15	0.30	1.03	13.09	0.47	6.02		
UCFC United Community Fin. of OH	9.10	313.18	0.46	7.85	14.44	115.92	15.71	135.01	19.78	0.30	3.30	65.22	1,994	13.55	0.90	1.09	8.06	0.80	5.88		
WYPT Waypoint Financial Corp of PA	18.20	594.50	1.14	12.93	12.64	140.76	10.61	144.79	15.96	0.44	2.42	38.60	5,603	7.54	0.34	0.86	10.24	0.68	8.11		

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

include $94,000 of equity held at the MHC level which will be consolidated with the Company's capital as a result of the conversion. Based on the $516.4 million midpoint valuation, Bank Mutual's pro forma P/B and P/TB ratios equaled 90.58 percent and 100.87 percent, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 145.62 percent and 156.56 percent, the Company's ratios reflected a discount of 37.8 percent on a P/B basis and a discount of 35.6 percent on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the Company's resulting P/E multiples and lower return on equity.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Bank Mutual's value equaled 16.64 percent of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 16.88 percent, which implies a discount of 1.4 percent has been applied to the Company's pro forma P/A ratio.

Comparison to Recent Conversions and Second-Step Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent standard conversion and second-step offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent standard conversions and second-step offerings are not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The only recent standard conversion completed within the past three months closed at a price/tangible book ratio of 61.9 percent (see Table 4.2). The price of the recent standard conversion appreciated by 20.0 percent during the first week of trading.

The average pro forma price/tangible book ratio for the four second-step conversion offerings completed in 2003 equaled 103.2 percent. On average, the prices of the four second-step conversion offerings increased by 11.4 percent during the first week of trading. In comparison, the Company's P/TB ratio at the appraised midpoint value reflects a discount of 2.3 percent relative to the average closing P/TB ratio of the four second-step conversion offerings that have been completed in 2003.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 16, 2003, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $516,423,910 at the midpoint. Based on this valuation and the approximate 52.28 percent ownership interest being sold in the public offering, the midpoint value of the Company's stock offering was $270,000,000, equal to 27,000,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum offering value of $229,500,000 and a maximum offering value of $310,500,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 22,950,000 shares at the minimum and 31,050,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $357,075,000 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in an offering of 35,707,500 shares. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-8 and Exhibit IV-9.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Company's common stock for newly issued shares of Bank Mutual as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate public ownership percentage in Bank Mutual equal to 47.72 percent as of March 31, 2003. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Bank Mutual will be determined at the end of the offering based on the total number of shares sold in the subscription and community offerings. As shown in Table 4.3, the exchange ratio for the minority shareholders would be 2.0504 shares, 2.4122 shares, 2.7740 shares and 3.1901 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Bank Mutual Corporation
Map of Office Locations


Hayward
Spooner
Rice Lake
St. Croix Falls
Barron
Cornell
Bloomer
Woodbury
Minnesota
Hudson
Menomonie (2)
Ellsworth
Sturgeon Bay
Sheboygan (2)
Cedarburg, Thiensville
Grafton, Mequon
Glendale
Milwaukee (7)
Wauwatosa
Brookfield (2)
West Allis
Greendale
Oak Creek

EXHIBIT I-2
Bank Mutual Corporation
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Bank Mutual Corporation
Key Operating Ratios

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,				
	2003	2002	2002	2001	2000	1999	1998
Selected Financial Ratios:							
Net interest margin[4]	2.74%	2.98%	2.88%	2.67%	2.76%	2.44%	2.58%
Net interest rate spread	2.38	2.51	2.52	2.22	2.26	2.03	2.16
Return on average assets	0.83	0.89	0.92	0.71	0.76	(0.24)[3]	0.60
Return on assets, excluding goodwill[5]	0.83	0.89	0.92	0.82	0.82	0.46	0.70
Return on average shareholders' equity	7.37	8.24	8.44	6.85	7.86	(2.55)[3]	6.57
Return on average shareholders' equity, excluding goodwill[4]	7.37	8.24	8.44	7.89	8.43	4.79	7.60
Noninterest income to average assets	0.16	0.13	0.58	0.58	0.48	0.43	0.46
Efficiency ratio, excluding amortization of goodwill[5][6]	58.97	58.59	57.36	58.92	58.48	75.31	62.66
Noninterest expense (excluding amortization of goodwill) as a percent of average assets[5]	1.89	1.90	1.88	1.82	1.82	2.09	1.83
Shareholders' equity to total assets	11.07	10.75	11.36	10.47	10.20	9.26	9.38
Tangible shareholders' equity to adjusted total assets[7]	9.39	8.82	9.48	8.57	8.11	8.66	8.02
Dividend payout ratio	17.43	14.07	12.77	14.09	n/a	n/a	n/a
Selected Asset Quality Ratios:							
Non-performing loans to loans receivable, net	0.51%	0.21%	0.50%	0.19%	0.16%	0.44%	0.65%
Non-performing assets to total assets	0.33	0.16	0.32	0.14	0.19	0.44	0.55
Allowance for loan losses to non-performing loans	151.87	324.22	151.87	345.90	392.12	144.54	101.86
Allowance for loan losses to non-performing assets	139.78	268.76	139.40	312.13	226.55	88.79	66.98
Allowance for loan losses to total loans receivable, net	0.77	0.69	0.76	0.67	0.62	0.64	0.66
Charge-offs to average loans	0.00	0.01	0.01	0.04	0.01	0.02	0.08
Period-end Operating Statistics:							
Number of branch offices	70	70	70	70	70	51	52
Number of full-time equivalent employees	762	767	756	760	752	543	546

(1) Tangible shareholders' equity is shareholders' equity reported under generally accepted accounting principles minus goodwill, other intangible assets net of deferred tax, and mortgage servicing rights.

(2) From date of restructuring (November 1, 2000) to December 31, 2000 based upon 21,570,803 weighted-average shares outstanding. No shares were outstanding prior to November 1, 2000.

(3) In 1999, our non-interest expense included a special write-off of intangible assets of $15.6 million, resulting from the acquisition of First Federal Eau Claire, which we deemed to be impaired. Mutual Savings Bank acquired First Federal Eau Claire on March 31, 1997.

(4) Net interest margin is calculated by dividing net interest income by average earnings assets.

(5) In 2002, accounting rules concerning the amortization of goodwill changed. These ratios are also being presented "excluding goodwill" so as to make them comparable among the years presented, on the same basis as they will be presented going forward, and to eliminate the unusual effect of the goodwill impairment in 1999 which distorts year-to-year comparisons. We believe this makes year-to-year comparisons more meaningful because it eliminates differences in accounting treatment; however, you should also consider the unadjusted ratios.

(6) Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income.

(7) The ratio is calculated by dividing total shareholders' equity minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights by the sum of total assets minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights.

Source: Bank Mutual's prospectus.

EXHIBIT I-4
Bank Mutual Corporation
Investment Portfolio Composition

	At March 31, 2003 Carrying/ Fair Value	At December 31, 2002 Carrying/ Fair Value	At December 31, 2001 Carrying/ Fair Value	At December 31, 2000 Carrying/ Fair Value
		(Dollars in thousands)		
Money market investments				
Interest-earning deposits	$ 38,445	$ 36,462	$ 35,338	$ 15,097
Federal funds sold	135,000	165,000	175,000	20,000
Total money market investments	$ 173,445	$ 201,462	$ 210,338	$ 35,097
Investment securities available-for-sale				
Mutual funds	$ 44,256	$ 34,034	$ 32,982	$ 31,080
United States government and federal agency obligations.	26,065	28,212	41,319	60,397
Corporate issue securities	8,543	9,563	17,189	999
Taxable Municipal obligations	700	--	--	--
Freddie Mac stock	1,274	1,417	1,569	1,653
Total investment securities available-for-sale	$ 80,838	$ 73,226	$ 93,059	$ 94,129
Mortgage-related securities available-for- sale by issuer:				
Freddie Mac	$ 279,864	$ 288,113	$ 161,895	$ 70,106
Fannie Mae	317,415	296,604	328,630	377,027
Private placement CMO's	4,338	8,406	28,783	15,489
GNMA	24,830	25,000	1,776	2,251
Total mortgage-related securities	$ 626,447	$ 618,123	$ 521,084	$ 464,873
Total investment portfolio	$ 880,730	$ 892,811	$ 824,481	$ 594,099

Source: Bank Mutual's prospectus.

EXHIBIT I-5
Bank Mutual Corporation
Yields and Costs

	Years ended December 31,								
	2002			2001			2000		
	Average Balance	Interest Earned/ Paid	Average Yield/ Cost	Average Balance	Interest Earned/ Paid	Average Yield/ Cost	Average Balance	Interest Earned/ Paid	Average Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-Earning Assets:									
Loans receivable, net(1)	$1,808,861	$124,490	6.88%	$1,932,281	$147,558	7.64%	$1,263,100	$96,511	7.64%
Mortgage-related securities	576,259	32,256	5.60	480,856	31,042	6.46	466,924	31,725	6.79
Investment securities(2)	120,015	5,580	4.65	145,889	8,212	5.63	74,396	5,412	7.27
Interest-earning deposits	27,991	431	1.54	29,485	994	3.37	12,735	791	6.21
Federal funds	162,137	2,675	1.65	96,142	3,180	3.31	20,708	1,272	6.14
Total interest-earning assets	2,695,263	165,432	6.14	2,684,653	190,986	7.11	1,837,863	135,711	7.38
Noninterest-earning assets	179,081			174,909			91,401		
Total average assets	$2,874,344			$2,859,562			$1,929,264		
Liabilities and Equity:									
Interest-Bearing Liabilities:									
Savings deposits	$ 229,303	$ 2,402	1.05	$ 209,020	$ 3,902	1.87	$ 157,516	$ 3,837	2.44
Money market accounts	349,868	6,673	1.91	318,211	12,200	3.83	233,549	12,208	5.23
Interest-bearing demand accounts	141,328	833	0.59	128,435	1,208	0.94	96,432	992	1.03
Time deposits	1,281,258	54,983	4.29	1,262,584	71,974	5.70	849,328	48,750	5.74
Total deposits	2,001,757	64,891	3.24	1,918,250	89,284	4.65	1,336,825	65,787	4.92
Advance payment by borrowers for taxes and insurance	21,401	243	1.14	22,307	399	1.79	14,047	332	2.36
Borrowings	398,684	22,544	5.65	502,881	29,689	5.90	309,746	18,861	6.09
Total interest-bearing liabilities	2,421,842	87,678	3.62	2,443,438	119,372	4.89	1,660,618	84,980	5.12
Noninterest-Bearing Liabilities									
Noninterest-bearing deposits	92,988			82,368			50,959		
Other noninterest-bearing liabilities	44,836			37,362			30,706		
Total noninterest-bearing liabilities	137,824			119,730			81,655		
Total liabilities	2,559,666			2,563,168			1,742,283		
Equity	314,678			296,394			186,981		
Total average liabilities and equity	$2,874,344			$2,859,562			$1,929,264		
Net interest income and net interest rate spread (3)		$ 77,754	2.52		$ 71,614	2.22		$50,731	2.26
Net interest margin (4)			2.88%			2.67%			2.76%
Average interest-earnings assets to average interest-bearing liabilities	1.11x			1.10x			1.11x		

(1) For the purposes of these computations, non-accruing loans and loans held for sale are included in the average loans outstanding.
(2) FHLB stock is included in investment securities dollars outstanding and yields.
(3) Interest rate spread is the difference between the average yield on interest-earning assets and the average cost on interest-bearing liabilities.
(4) Net interest margin is determined by dividing net interest income by total interest-earning assets.

Source: Bank Mutual's prospectus.

EXHIBIT I-5 (continued)
Bank Mutual Corporation
Yields and Costs

	Three Months ended March 31,					
	2003			2002		
	Average Balance	Interest Earned/ Paid	Average Yield/ Cost	Average Balance	Interest Earned/ Paid	Average Yield/ Cost
	(Dollars in thousands)					
Assets:						
Interest-Earning Assets:						
Loans receivable, net (1)	$1,753,760	$27,685	6.31%	$1,842,185	$32,842	7.13%
Mortgage-related securities	628,236	7,353	4.68	539,078	7,940	5.89
Investment securities (2)	111,024	1,182	4.26	124,929	1,462	4.68
Interest-earning deposits	32,170	75	0.93	29,662	118	1.59
Federal funds	131,556	401	1.22	140,944	605	1.72
Total interest-earning assets	2,656,746	36,696	5.52	2,676,798	42,967	6.42
Noninterest-earning assets	178,340			182,554		
Total average assets	$2,835,086			$2,859,352		
Liabilities and Equity:						
Interest-Bearing Liabilities:						
Savings deposits	$ 232,267	367	0.63	$ 218,131	627	1.15
Money market accounts	354,279	1,346	1.52	339,841	1,686	1.98
Interest-bearing demand accounts	140,401	132	0.38	131,654	213	0.65
Time deposits	1,293,510	12,048	3.73	1,281,075	14,971	4.67
Total deposits	2,020,457	13,893	2.75	1,970,701	17,497	3.55
Advance payment by borrowers for taxes and insurance	7,356	10	0.54	7,907	24	1.21
Borrowings	332,389	4,607	5.54	434,179	6,057	5.58
Total interest-bearing liabilities	2,360,202	18,510	3.14	2,412,787	23,578	3.91
Noninterest-Bearing Liabilities						
Noninterest-bearing deposits	102,079			88,810		
Other noninterest-bearing liabilities	54,455			50,513		
Total noninterest-bearing liabilities	156,534			139,323		
Total liabilities	2,516,736			2,552,110		
Equity	318,350			307,242		
Total average liabilities and equity	$2,835,086			$2,859,352		
Net interest income and net interest rate spread (3)		$ 18,186	2.38%		$ 19,389	2.51%
Net interest margin (4)			2.74%			2.90%
Average interest-earnings assets to average interest- bearing liabilities	1.13x			1.11x		

(1) For the purposes of these computations, non-accruing loans and loans held for sale are included in the average loans outstanding.
(2) FHLB stock is included in investment securities dollars outstanding and yields.
(3) Interest rate spread is the difference between the average yield on interest-earning assets and the average cost on interest-bearing liabilities.
(4) Net interest margin is determined by dividing net interest income by total interest-earning assets.

Source: Bank Mutual's prospectus.

EXHIBIT I-6
Bank Mutual Corporation
Loan Loss Allowance Activity

	At or for the Three Months Ended March 31,	At or for the Years Ended December 31,				
	2003	2002	2001	2000	1999	1998
	(Dollars in thousands)					
Balance at beginning of period	$12,743	$12,245	$ 12,238	$ 6,948	$ 6,855	$ 7,195
Provision for loan losses	258	760	723	423	350	637
Purchase of First Northern	--	--	--	5,028	--	--
Charge-offs:						
Mortgage loans	--	(14)	(65)	(38)	(152)	(997)
Consumer loans	(86)	(428)	(337)	(156)	(189)	(223)
Commercial business loans	(19)	(39)	(415)	--	--	--
Total charge-offs	(105)	(481)	(817)	(194)	(341)	(1,220)
Recoveries:						
Mortgage loans	113	66	26	1	40	206
Consumer loans	9	40	57	32	44	37
Commercial business loans	--	113	18	--	--	--
Total recoveries	122	219	101	33	84	243
Net (charge-offs) recoveries	17	(262)	(716)	(161)	(257)	(977)
Balance at end of period	$13,018	$12,743	$ 12,245	$ 12,238	$ 6,948	$ 6,855
Net charge-offs to average loans	0.00%	0.01%	0.04%	0.01%	0.02%	0.08%
Allowance for loan losses to total loans	0.77%	0.76%	0.67%	0.62%	0.64%	0.66%
Allowance for loan losses to non-performing loans	130.73%	151.87%	345.90%	392.12%	144.54%	101.86%

Source: Bank Mutual's prospectus.

EXHIBIT I-7
Bank Mutual Corporation
Gap Analysis

	At March 31, 2003					
	Within Three Months	Three to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable:						
Mortgage loans:						
Fixed	$ 117,315	$ 148,851	$ 216,810	$ 72,416	$ 39,079	$ 594,471
Adjustable	139,858	270,015	200,969	55,127	1,318	667,287
Consumer loans	135,894	117,800	124,467	36,379	18,015	432,555
Commercial business loans	20,144	21,519	23,357	4,404	1,457	70,881
Interest-earning deposits	173,445	--	--	--	--	173,445
Investment securities	47,783	17,028	11,518	3,996	--	80,325
Mortgage-related securities:						
Fixed	59,215	131,160	300,843	65,775	12,280	569,273
Adjustable	48,425	--	--	--	--	48,425
Other interest-earning assets	33,797	--	--	--	--	33,797
Total interest-earning assets	775,876	706,373	877,964	238,097	72,149	2,670,459
Interest-bearing liabilities:						
Deposits:						
Interest-bearing demand accounts	3,191	9,139	21,472	17,828	87,215	138,845
Savings accounts	6,421	14,927	35,295	29,588	153,966	240,197
Money market accounts	351,851	--	--	--	--	351,851
Time deposits	312,699	386,882	375,965	220,467	--	1,296,013
Advance payments by borrowers for taxes and insurance	--	11,792	--	--	--	11,792
Borrowings	17,312	51,169	241,104	8,345	11,992	329,922
Total interest-bearing liabilities	691,474	473,909	673,836	276,228	253,173	2,368,620
Interest rate sensitivity gap	$ 84,402	$ 232,464	$ 204,128	$ (38,131)	$ (181,024)	$ 301,839
Cumulative interest rate sensitivity gap	$ 84,402	$ 316,866	$ 520,994	$ 482,863	$ 301,839	
Cumulative interest rate sensitivity gap as a percentage total assets	2.96%	11.11%	18.27%	16.93%	10.58%	
Cumulative interest-earning assets as a percentage of interest bearing liabilities	112.21%	127.19%	128.33%	122.83%	112.74%	

Source: Bank Mutual's Prospectus.

EXHIBIT I-8
Bank Mutual Corporation
Fixed Rate and Adjustable Rate Loans

	Due after March 31, 2004		
	Fixed	Adjustable	Total
		(In thousands)	
Mortgage loans	$ 508,919	$ 693,069	$ 1,201,988
Consumer loans	252,234	144,238	396,472
Commercial business loans	34,182	3,173	37,355
Total loans due after one year	$ 795,335	$ 840,480	$ 1,635,815

Source: Bank Mutual's prospectus

EXHIBIT I-9
Bank Mutual Corporation
Loan Portfolio Composition

	At March 31, 2003		At December 31, 2002		2001		2000(1)		1999		1998	
	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total
	(Dollars in thousands)											
Mortgage loans:												
One- to four-family	$ 823,617	46.89%	$ 827,648	47.37%	$ 992,126	52.46%	$ 1,207,912	59.56%	$ 743,993	67.37%	$ 742,231	70.56%
Multi-family	113,767	6.48	112,189	6.42	131,925	6.97	105,925	5.22	53,777	4.87	53,521	5.09
Commercial real estate	197,317	11.24	186,960	10.70	165,556	8.75	118,636	5.85	52,375	4.74	40,922	3.89
Construction and development	117,905	6.71	127,174	7.28	125,611	6.64	94,235	4.65	26,530	2.40	21,939	2.09
Total mortgage loans	1,252,606	71.32	1,253,971	71.77	1,415,218	74.82	1,526,708	75.28	876,675	79.38	858,613	81.63
Consumer loans:												
Fixed-term equity	239,827	13.66	234,049	13.40	200,500	10.61	193,394	9.54	89,315	8.09	67,629	6.42
Home equity lines of credit	77,454	4.41	77,697	4.45	76,472	4.04	80,447	3.97	50,618	4.58	45,827	4.36
Student	22,393	1.28	22,636	1.30	25,410	1.34	27,076	1.34	28,371	2.57	29,634	2.82
Home improvement	7,044	0.40	6,993	0.40	9,439	0.50	12,778	0.63	9,920	0.90	8,373	0.80
Automobile	64,932	3.70	68,140	3.90	77,621	4.10	99,844	4.92	5,902	0.54	8,762	0.83
Other	20,882	1.19	22,434	1.28	25,886	1.37	27,827	1.37	4,126	0.37	4,208	0.40
Total consumer loans	432,532	24.64	431,949	24.73	415,328	21.96	441,366	21.77	188,252	17.05	164,433	15.63
Commercial business loans	70,881	4.04	61,060	3.50	60,932	3.22	59,844	2.95	39,488	3.57	28,839	2.74
Total loans receivable	1,756,019	100.00%	1,746,980	100.00%	1,891,748	100.00%	2,027,918	100.00%	1,104,415	100.00%	1,051,885	100.00%
Less:												
Undisbursed loan proceeds	46,707		46,048		44,467		37,490		14,658		7,001	
Allowance for loan losses	13,018		12,743		12,245		12,238		6,948		6,855	
Deferred fees and discounts	2,396		2,527		3,611		5,554		14		440	
Total loans receivable, net	$1,693,898		$ 1,685,662		$ 1,831,155		$ 1,972,636		$ 1,082,795		$ 1,037,589	

(1) On November 1, 2000, Bank Mutual Corporation acquired First Northern. Under the purchase method of accounting, First Northern's results are included from the date of acquisition.

Source; Bank Mutual's prospectus

EXHIBIT I-10

Bank Mutual Corporation

Contractual Maturity By Loan Type

	At March 31, 2003			
	Mortgage Loans	Consumer Loans	Commercial Business Loans	Total
			(In thousands)	
Amounts Due:				
Within one year	$ 50,618	$ 36,060	$ 33,526	$ 120,204
After one year				
One to two years	34,222	27,067	14,705	75,994
Two to three years	40,703	29,240	9,661	79,604
Three to five years	51,782	74,558	8,477	134,817
Five to ten years	160,397	212,141	553	373,091
Ten to twenty years	442,986	53,466	3,959	500,411
Over twenty years	471,898	--	--	471,898
Total due after one year	1,201,988	396,472	37,355	1,635,815
Total loans receivable	$ 1,252,606	$ 432,532	$ 70,881	$ 1,756,019
Less				
Undisbursed loan proceeds				46,707
Allowance for loan losses				13,018
Deferred loan fees				2,396
Net loans receivable				$ 1,693,898

Source: Bank Mutual's prospectus.

EXHIBIT I-11
Bank Mutual Corporation
Loan Originations, Purchases and Sales

	For the Three Months Ended March 31,		For the Years Ended December 31,		
	2003	2002	2002	2001	2000
			(In thousands)		
Balance outstanding at beginning of period	$ 1,793,951	$ 1,923,799	$ 1,923,799	$ 2,035,387	$ 1,104,956
Originations:					
Mortgage loans	236,429	125,978	752,771	691,466	189,706
Consumer loans	65,724	51,106	293,320	242,580	141,943
Commercial business loans	15,494	9,160	27,141	30,202	23,189
Total loan originations	317,647	186,244	1,073,232	964,248	354,838
Purchases:					
One- to four-family mortgage loans	--	3,024	4,042	8,885	19,213
First Northern loans (1)	--	--	--	--	847,888
Total loan purchases	--	3,024	4,042	8,885	867,101
Less:					
Principal payments and repayments:					
Mortgage loans	112,564	107,252	533,542	478,737	134,317
Consumer loans	65,141	61,136	276,694	266,831	89,637
Commercial business loans	5,673	6,522	27,013	29,114	32,412
Total principal payments	183,378	174,910	837,254	774,682	256,366
Transfers to foreclosed real estate	350	395	1,271	409	2,697
Loan sales:					
Mortgage loans	115,992	64,005	368,597	307,843	32,397
Education loans	--	--	--	1,787	48
Total loan sales	115,992	64,005	368,597	309,630	32,445
Total loans receivable and loans held for sale	$ 1,811,878	$ 1,873,757	$ 1,793,951	$ 1,923,799	$ 2,035,387

Source: Bank Mutual's prospectus.

EXHIBIT I-12
Bank Mutual Corporation
Non-Performing Assets

	At March 31,	At December 31,				
	2003	2002	2001	2000	1999	1998
Non-accrual mortgage loans....................	$ 1,869	$ 1,399	$ 1,814	$ 730	$ 3,372	$2,793
Non-accrual consumer loans....................	578	527	444	383	283	320
Non-accrual commercial business loans.........	5,168	5,357	346	750	--	--
Accruing loans delinquent 90 days or more....	941	1,108	936	1,258	1,152	3,617
Total non-performing loans.............	8,572	8,391	3,540	3,121	4,807	6,730
Foreclosed properties and repossessed assets, net......................................	741	750	383	2,281	3,018	3,505
Total non-performing assets............	$ 9,313	$ 9,141	$ 3,923	$ 5,402	$ 7,825	$10,235
Non-performing loans to total loans............	0.51%	0.50%	0.19%	0.16%	0.44%	0.65%
Non-performing assets to total asset............	0.33%	0.32%	0.14%	0.19%	0.44%	0.55%
Interest income that would have been recognized if non-accrual loans had been current..........................	$ 190	$ 375	$ 139	$ 77	$ 245	$ 185

Source: Bank Mutual's prospectus

EXHIBIT I-13
Bank Mutual Corporation
Deposit Composition

	At March 31, 2003			At December 31, 2002			2001			2000		
	Amount	Percent of total deposits	Weighted average rate	Amount	Percent of total deposits	Weighted average rate	Amount	Percent of total deposits	Weighted average rate	Amount	Percent of total deposits	Weighted average rate
	(Dollars in thousands)											
Savings	$240,199	11.20%	0.67%	$ 230,170	10.82%	0.63%	$ 214,859	10.28%	1.19%	$ 200,915	10.60%	2.40%
Interest-bearing demand	138,864	6.48	0.36	149,008	7.01	0.37	137,317	6.57	0.64	133,975	7.07	1.12
Money market	352,056	16.42	1.54	351,433	16.53	1.62	335,946	16.07	2.08	290,947	15.35	5.41
Non-interest bearing demand	114,288	5.33	0.00	98,941	4.65	0.00	96,362	4.61	0.00	87,079	4.60	0.00
Total	845,407	39.43	0.89	829,552	39.01	0.93	784,484	37.53	1.33	712,916	37.62	3.09
Certificates:												
Time deposits with original maturities of:												
Three months or less	167,525	7.81	2.47	125,771	5.91	2.06	95,946	4.59	2.68	74,469	3.93	5.99
Over three months to twelve months	237,584	11.08	2.29	248,269	11.67	2.53	187,960	8.99	3.94	182,108	9.61	5.82
Over twelve months to twenty-four months	306,061	14.28	3.55	336,919	15.84	3.83	713,413	34.12	5.43	656,012	34.62	6.22
Over twenty-four months to thirty-six months	136,557	6.37	4.61	167,574	7.88	5.12	208,859	9.99	5.79	174,511	9.21	6.07
Over thirty-six months to forty-eight months	200,268	9.34	4.32	188,180	8.85	4.34	29,998	1.44	5.50	28,947	1.53	5.99
Over forty-eight months to sixty months	247,708	11.55	5.17	227,265	10.69	5.31	67,717	3.24	5.80	63,708	3.36	5.97
Over sixty months	2,902	0.14	5.84	3,125	0.15	5.90	2,063	0.10	6.41	2,149	0.11	6.48
Total time deposits	1,298,605	60.57	3.72	1,297,103	60.99	3.91	1,305,956	62.47	5.09	1,181,904	62.38	6.11
Total deposits	$2,144,012	100.00%	2.61	$2,126,655	100.00%	2.75%	$2,090,440	100.00%	3.68%	$1,894,820	100.00%	4.98%

Source: Bank Mutual's prospectus

EXHIBIT I-14
Bank Mutual Corporation
Jumbo Deposit Maturity

Maturity Period	Amount (In thousands)
Three months or less	$ 41,391
Over three months through six months	16,414
Over six months through 12 months	29,253
Over 12 months through 24 months	22,077
Over 24 months through 36 months	25,438
Over 36 months	34,515
Total	$ 169,088

Source: Bank Mutual's prospectus.

I-15
Bank Mutual Corporation
Borrowing Activity

	At or for the Three Months Ended March 31, 2003	At or for the Year Ended December 31, 2002	2001	2000
		(Dollars in thousands)		
Balance outstanding at end of period:				
Notes payable to FHLB	$ 329,844	$ 332,299	$ 442,025	$ 546,489
Overnight borrowings from FHLB	--	--	--	20,225
Other borrowings	--	22,679	23,335	910
Weighted average interest rate at end of period				
Notes payable to FHLB	5.55%	5.57%	5.75%	6.31%
Overnight borrowings from FHLB	--	--	--	6.85%
Other borrowings	--	0.99%	1.39%	5.74%
Maximum amount outstanding during the period:				
Notes payable to FHLB	332,299	445,414	547,653	546,760
Overnight borrowings from FHLB	9,740	5,480	29,275	120,900
Other borrowings	11,885	19,835	60,720	2,820
Average amount outstanding during the period:				
Notes payable to FHLB	330,925	395,351	491,248	289,032
Overnight borrowings from FHLB	108	25	6,348	20,145
Other borrowings	1,320	3,309	5,285	84
Weighted average interest rate during the period				
Fixed interest rate notes payable to FHLB	5.63%	5.68%	5.91	6.56%
Overnight borrowings from FHLB	1.51%	1.53%	5.74	6.56%
Other borrowings	1.02%	1.45%	3.38	6.29%

Source: Bank Mutual's prospectus.

EXHIBIT II-1
Description of Office Facilities

Location	Original Date Leased/ Acquired	Leased or Owned*	Location	Original Date Leased/ Acquired	Leased or Owned*
Executive Office:					
4949 West Brown Deer Road Brown Deer, WI 53223	1991	Owned			
Southeast Region:					
Milwaukee Metro Area:					
Bayshore Mall 5900 N. Port Washington Rd Glendale, WI 53217	1971	Leased (2009)	Brookfield 17100 W. Capital Drive Brookfield, WI 53005	1973**	Owned
Brookfield Square 400 N. Moorland Road Brookfield, WI 53005	1975	Leased (2006)	Brown Deer 4801 W. Brown Deer Road Brown Deer, WI 53223	1979	Owned
Capitol Drive 8050 W. Capitol Drive Milwaukee, WI 53222	1976	Owned	Cedarburg W62 N248 Washington Ave Cedarburg, WI 53012	1978**	Leased (2006)
Downtown 510 E. Wisconsin Avenue Milwaukee, WI 53202	1955	Owned	Grafton 2030 Wisconsin Avenue Grafton, WI 53024	1978	Owned
Howell Avenue 3847 S. Howell Avenue Milwaukee, WI 53207	1977	Owned	Mayfair Mall 2600 N. Mayfair Road Wauwatosa, WI 53226	2001	Leased (2011)
Mequon 11249 N. Port Washington Rd Mequon, WI 53092	1970**	Owned	Oak Creek 8780 S. Howell Avenue Oak Creek, WI 53154	1972	Owned
Oklahoma Avenue 6801 W. Oklahoma Avenue Milwaukee, WI 53219	1982	Owned	Sherman Park 4812 W. Burleigh Street Milwaukee, WI 53210	1950**	Owned
Southgate 3340 S. 27th Street Milwaukee, WI 53215	1967	Owned	Southridge Mall 5300 S. 76th Street Greendale, WI 53129	1978	Leased (2004)
Thiensville 208 N. Main Street Thiensville, WI 53092	1960**	Owned	West Allis 10296 W. National Avenue West Allis, WI 53227	1976	Owned

EXHIBIT II-1(continued)
Description of Office Facilities

Location	Original Date Leased/ Acquired	Leased or Owned*	Location	Original Date Leased/ Acquired	Leased or Owned*
Madison Area:					
Downtown 23 S. Pinckney Street Madison, WI 53703	1980	Leased (2008)	West 5521 Odana Road Madison, WI 53719	1982	Leased (2011)
Middleton 6209 Century Avenue Middleton, WI 53562	1978	Owned	Monona 5320 Monona Drive Monona, WI 53716	1981	Owned
Sheboygan Area:					
Sheboygan 801 N. 8th Street Sheboygan, WI 53081	1973	Owned	Sheboygan Motor Bank 730 N. 9th Street Sheboygan, WI 53081	1984	Owned
Additional Southeast Locations:					
Beaver Dam 130 W. Maple Avenue Beaver Dam, WI 53916	1975	Owned	**Beloit** 3 Beloit Mall Shopping Cnter Beloit, WI 53511	1971	Leased (2012)
Berlin 103 E. Huron Street Berlin, WI 54923	1973	Owned	**Fond du Lac** W6606A Highway 23 Fond du Lac, WI 54937	2000	Owned
Janesville 2111 Holiday Drive Janesville, WI 53545	1973	Owned	**Portage:** 145 E. Cook Street Portage, WI 53901	1976	Owned
Northwest Region:					
Eau Claire Area:					
Downtown 319 E. Grand Avenue Eau Claire, WI 54701	1968**	Owned	Mall 2812 Mall Drive Eau Claire, WI 54701	1972**	Owned
Cub Foods 2717 Birch Street Eau Claire, WI 54703	1996**	Leased (2005	Pinehurst 2722 Eddy Lane Eau Claire, WI 54703	1986**	Owned
Chippewa Falls Area:					
Downtown 35 W. Columbia Chippewa Falls, WI 54729	1975**	Owned	Falls Pick 'N Save 303 Prairie View Road Chippewa Falls, WI 54729	1995**	Leased (2005)
Menomonie Area:					
Downtown 717 Main Street Menomonie, WI 54751	1967**	Owned	North 2409 Hils Ct. N.E Menomonie, WI 54751	1978**	Owned

EXHIBIT II-1(continued)
Description of Office Facilities

Location	Original Date Leased/ Acquired	Leased or Owned*	Location	Original Date Leased/ Acquired	Leased or Owned*
Additional Northwest Locations:					
Barron 1512 E. Division Ave-Hwy. 8 Barron, WI 54812	1995**	Owned	**Bloomer** 1203 17th Avenue Bloomer, WI 54724	1995**	Owned
Cornell 422 Main Street Cornell, WI 54732	1980**	Leased (month to month)	**Ellsworth** 385 W. Main Street Ellsworth, WI 54011	1975**	Owned
Hayward 10562 Kansas Avenue Hayward, WI 54843	1984**	Owned	**Hudson** 2000 Crestview Drive Hudson, WI 54016	1979**	Owned
Rice Lake 2850 Pioneer Avenue Rice Lake, WI 54868	1979**	Owned	**Spooner** 500 Front Street Spooner, WI 54801	1995**	Owned
St. Croix Falls 144 Washington Street N St. Croix Falls, WI 54024	1980**	Owned	**Stanley** 118 N. Broadway Stanley, WI 54768	1978**	Owned
Woodbury, Minnesota: 8420 City Centre Drive Woodbury, MN 55125	1995**	Owned			
Northeast Region:					
Greater Green Bay Area:					
201 N. Monroe Avenue Green Bay, WI 54301-4995	1975**	Owned	2255 University Avenue Green Bay, WI 54308-4995	1970**	Owned
2357 S. Oneida Street Green Bay, WI 54304-5286	1971**	Owned	2603 Glendale Avenue Green Bay, WI 54313-6823	1986**	Owned
2370 East Mason Street Green Bay, WI 54302-3347	1985**	Owned	2424 West Mason Street Green Bay, WI 54303-4711	1992**	Owned
749 Main Avenue De Pere, WI 54115-5190	1972**	Owned	330 North Broadway De Pere, WI 54115-5250	1979**	Owned
(Operations Center) 201 West Walnut St. Green Bay, WI 54303	1999**	Leased (2004)			
Fox Valley Area:					
Appleton 4323 W. Wisconsin Avenue Fox River Mall Appleton, WI 54915	1985	Leased (2004)	Neenah 101 W. Wisconsin Avenue Neenah, WI 54956	1974	Owned

EXHIBIT II-1(continued)
Description of Office Facilities

Location	Original Date Leased/ Acquired	Leased or Owned*	Location	Original Date Leased/ Acquired	Leased or Owned*
Marinette Area:					
830 Pierce Avenue Marinette, WI 54143-0318	1972**	Owned	Pine Tree Mall 2314 Roosevelt Road Marinette, WI 54143-0345	1978**	Leased (2003)
Additional Northeast Locations:					
Brillion 314 N. Main Street Brillion, WI 54110-1198	1973**	Owned	**Crivitz** 315 Highway 141 Crivitz, WI 54114-0340	1985**	Owned
Hortonville 209 South Nash Street Hortonville, WI 54944	1979**	Owned	**Kiel** 622 Fremont Street Kiel, WI 53042-1321	1970**	Owned
New Holstein 2205 Wisconsin Avenue New Holstein, WI 53061-1291	1976**	Owned	**New London** 101 Park Street New London, WI 54961	1969**	Owned
Peshtigo 616 French Street Peshtigo, WI 54157-0193	1975**	Owned	**Shawano** 835 E. Green Bay Avenue Shawano, WI 54166-0396	1981**	Owned
Sturgeon Bay 1227 Egg Harbor Road Sturgeon Bay, WI 54235-0068	1978**	Owned			

* If a leased property, the chart also shows year of lease expiration.

** Date originally opened by an institution which was acquired by the Bank.

Source: Bank Mutual's prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.10%	1.16%	3.87%
	May 16, 2003	4.25%	1.04%	1.14%	3.48%

(1) End of period data.

Sources: Federal Reserve. And SNL Financial

EXHIBIT III-1
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 23, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	70,003	267	12-31	05/59	77.05	11,771
WES	Westcorp of Irvine CA	NYSE	California	Thrift	13,169	24	12-31	05/86	22.68	889
DSL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	11,438	144	12-31	01/71	42.09	1,176
NDE	IndyMac Bancorp of CA	NYSE		Thrift	9,477	0		/	23.90	1,319
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,416	29	12-31	12/83	32.25	547
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,154	24	03-31	03/96	34.95	411
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	2,561	9	12-31	/	29.15	224
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,568	20	06-30	12/93	37.30	237
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,195	4	12-31	04/98	8.89	141
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,182	11	06-30	06/96	30.70	153
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	1,173	3	12-30	/	13.04	187
HWFG	Harrington West Fncl of CA	OTC	Southern CA	Thrift	835	10	12-30	/	12.53	54
MBBC	Monterey Bay Bancorp of CA	OTC	West Central CA	Thrift	626	8	12-31	02/95	26.04	90
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	460 D	0	12-30	08/02	18.53	98
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	232	5	12-31	06/97	6.20	8
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	217	4	12-31	01/96	11.20	20
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	6,610	38	09-30	12/85	18.68	478
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,807	80	12-31	11/83	11.10	648
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	2,699	38	12-31	05/01	22.37	333
HARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	2,182	32	09-30	03/98	26.92	644
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	951	12	12-31	01/94	27.90	150
FFBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	824	18	09-30	12/00	23.86	128
FDTR	Federal Trust Corp of FL	OTC	Northcentral FL	Thrift	429	3	12-31	12/97	5.85	39
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,NJ,PA,RI,CT	M.B.	40,864	515	12-31	08/86	15.15	4,000
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,490	86	12-31	11/93	25.30	2,096
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	22,399	74	12-31	01/94	48.45	4,539
HCBK	Hudson Cty Bcp MHC of NJ(38.8) (3)	OTC	New Jersey	Thrift	14,914	81	12-31	07/99	24.25	4,652
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	12,020	114	12-31	11/93	35.18	3,689
RSLN	Roslyn Bancorp, Inc. of NY (3)	OTC	Long Island NY	M.B.	10,881	32	12-31	01/97	19.00	1,488
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	8,023 D	71	12-31	03/98	26.97	1,489
SIB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	6,901	32	12-31	12/97	18.18	1,086
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,603	58	12-31	10/00	18.20	595
NWSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,NY,OH	Thrift	4,950 D	124	06-30	11/94	15.60	743
PFS	Provident Financal Serv of NJ (3)	NYSE	Northern NJ	Thrift	3,678 P	0	12-31	01/03	18.48	1,137
FNFG	First Niagara Financial of NY (3)	OTC	North/Central NY	Thrift	3,409 P	38	12-31	01/03	13.38	884
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	3,094	19	06-30	06/96	24.09	612
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,495	52	03-31	07/98	23.91	363
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,291	23	12-31	04/98	15.27	421
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	1,938	22	12-31	11/86	36.30	284
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,829	21	06-30	07/94	28.11	196
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,745	16	12-31	07/96	22.79	314
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,737	10	12-31	11/95	20.07	253
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,625	38	06-30	07/87	23.49	131
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,335	17	12-31	06/90	16.50	174
PRTR	Partners Trust MHC of NY(46.4)	OTC	Western NY	Thrift	1,328	9	12-31	04/02	19.90	283
TRYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,230	21	09-30	03/99	26.90	251
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,167	34	12-31	12/88	20.20	131
PFNC	Progress Financial Corp. of PA	OTC	Southeastern PA	Thrift	1,107	20	12-31	07/83	14.38	102
PBCP	Provident Bcp MHC of NY (45.1)	OTC	Southern NY	Thrift	1,058 D	17	09-30	01/99	31.66	252
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	923 D	19	09-30	04/98	15.99	67
FBBC	First Bell Bancorp, Inc. of PA	OTC	Pittsburgh PA	Thrift	906	7	12-31	06/95	26.25	119
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	868	14	12-31	03/96	25.95	129
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 23, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
WGBC	Willow Grove Bancorp of PA	OTC	Philadelphia PA	Thrift	829	13	06-30	04/02	16.00	181
THTL	Thistle Group Holdings of PA	OTC	Philadelphia PA	Thrift	818	13	12-31	07/98	14.95	79
SFFS	Sound Fed Bancorp Inc of NY	OTC	NY,CT	Thrift	741 P	8	03-31	01/03	13.70	181
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	720	13	12-31	07/94	30.27	83
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	659	5	09-30	08/87	25.25	57
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	630	11	09-30	06/88	20.15	54
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	628	11	09-30	07/98	15.65	92
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	604	11	12-31	11/89	17.30	89
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	543	7	09-30	01/95	23.25	46
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	511 D	9	09-30	06/99	7.00	21
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	507	5	03-31	10/94	14.68	34
SVBI	Severn Bancorp Inc of MD	OTC	Central Maryland	Thrift	492	2	12-30	/	22.40	93
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	420	6	12-31	12/98	26.99	132
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	408 D	6	06-30	11/93	17.70	46
WEBK	West Essex Bp MHC of NJ (40.1)	OTC	NorthCentral NJ	Thrift	384	8	12-31	10/98	35.12	172
PHFC	Pittsburgh Fin Corp of PA	OTC	Pittsburgh PA	Thrift	380	9	09-30	04/96	14.23	20
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	369	8	12-31	03/95	33.34	115
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	344	10	12-31	12/01	18.00	53
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	324	5	06-30	01/97	22.54	21
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	293 J	5	07-31	08/88	8.30	57
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	283	6	12-31	03/85	29.84	28
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	283	5	12-31	11/95	15.05	37
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	271 D	6	06-30	02/87	19.24	36
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	256	4	12-31	10/99	31.00	89
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	251 D	6	12-31	06/85	16.00	23
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	244	6	06-30	12/98	23.00	47
SKBO	Skibo Fin Corp MHC of PA(39.8)	OTC	Western PA	Thrift	157 D	3	03-31	04/97	14.00	44
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	141 D	4	12-30	10/02	17.25	27
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	87	1	09-30	03/99	9.74	22
Mid-West Companies										
CFB	Commercial Federal Corp. of NE	NYSE	CO,IA,NE,KS,OK	M.B.	13,328	195	12-31	12/84	20.85	934
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	9,507	75	12-31	04/97	17.25	1,023
CFFN	Capitol Fd Fn MHC of KS (30.0)	OTC	Kansas	Thrift	8,720	34	09-30	04/99	30.07	2,199
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	5,985	33	12-31	01/90	33.51	781
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,522 D	54	03-31	07/92	23.19	555
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,093	84	12-31	11/89	18.85	371
BKMU	Bank Mutual Cp MHC of WI(49.8)	OTC	WI,MN	Thrift	2,849	70	12-31	11/00	30.01	642
STFR	St. Francis Cap. Corp. of WI	OTC	Milwaukee WI	Thrift	2,293	22	09-30	06/93	25.00	235
TONE	TierOne Corporation of NE	OTC	Lincoln NE	Thrift	2,145	0	12-31	10/02	20.55	464
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,994	29	12-31	07/98	9.10	313
SUFI	Superior Financial Corp of AR	OTC	Eastcentral AR	Thrift	1,747	60	12-31	02/99	23.50	195
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,597	23	12-31	07/98	13.98	171
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,516	24	06-30	01/99	16.50	220
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,107 D	8	09-30	09/85	23.25	196
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,079	22	12-31	/	16.81	127
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,000 D	15	03-31	03/01	20.45	174
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	897	14	12-31	10/95	19.70	125
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	811	8	12-31	04/98	19.75	91
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	776	17	12-31	12/99	23.54	124
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	772	32	06-30	04/92	19.50	64
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	761	13	12-31	06/94	18.30	79
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	739	16	09-30	09/93	19.00	47
FBCI	Fidelity Bancorp of Chicago IL	OTC	Chicago IL	Thrift	723	5	09-30	12/93	29.88	94
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	696	13	06-30	12/92	13.62	79
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	683	19	09-30	04/98	11.85	51
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	635	16	06-30	04/99	17.94	71
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	631	9	09-30	03/00	24.65	62
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	551	12	09-30	10/94	26.15	61
KNK	Kankakee Bancorp, Inc. of IL	AMEX	Northeast IL	Thrift	546 D	14	12-31	01/93	38.70	36

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 23, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	511	6	09-30	08/88	12.05	54
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	508	15	09-30	07/87	20.00	69
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	470	5	12-31	10/97	30.08	119
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	467	6	12-31	02/98	15.39	56
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	457 D	11	12-31	03/87	13.79	43
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	435	7	09-30	03/94	25.01	32
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	433	5	09-30	12/98	24.49	66
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	426	9	12-31	03/96	33.90	54
GFED	Guaranty Fed Bancshares of MO	OTC	Southwest MO	Thrift	376	9	06-30	12/97	15.70	47
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	363	3	06-30	05/01	20.87	81
WAYN	Wayne Savings Bancorp of OH	OTC	Central OH	Thrift	354 P	10	03-31	01/03	13.35	52
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	352	5	12-31	05/96	23.80	35
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	347 D	6	12-31	07/94	24.48	44
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	319	6	12-31	04/97	28.22	27
FFBI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	316 D	6	12-31	09/00	22.09	46
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	315	5	12-31	02/95	22.26	30
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	309 D	9	12-31	01/99	21.00	59
STBI	Sturgis Bancorp of MI	OTC	Southcentral MI	Thrift	297 D	11	12-31	11/88	11.26	32
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	281	7	12-31	12/97	17.25	39
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	281	8	06-30	04/94	24.65	28
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	280	7	12-31	01/88	15.57	25
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	267	10	06-30	12/93	16.60	27
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	264	3	12-31	08/96	26.50	32
JXSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	259	7	12-31	04/95	16.20	31
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	253	6	06-30	05/97	17.75	26
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	234 D	4	06-30	04/93	18.20	25
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	229	6	09-30	07/92	7.35	24
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	226	8	12-31	04/95	22.91	26
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	225	3	12-31	06/95	17.20	26
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	224 D	5	12-31	12/96	33.05	27
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	214	6	12-31	08/02	13.90	32
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	213	2	12-31	04/01	19.93	26
SFBI	Security Financial Bcrp of IN	OTC	Northeast IN	Thrift	199 D	6	06-30	01/00	23.81	44
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	189	7	06-30	04/99	17.39	28
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	172	3	12-31	06/95	31.00	24
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	167	3	09-30	10/95	15.25	20
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	155	3	12-31	04/96	17.60	13
FKAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	153	6	12-31	06/98	16.10	15
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	152	2	12-31	12/96	13.60	11
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	151	1	06-30	05/95	15.75	26
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	147	3	06-30	03/98	15.00	25
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	146	1	12-31	06/95	17.75	15
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	142	5	12-31	08/87	1.53	10
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	142	3	12-31	01/95	24.25	17
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	139 D	4	06-30	04/97	15.00	22
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	139 D	3	06-30	07/95	18.40	23
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	136	2	12-31	12/93	16.50	19
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	133	2	06-30	04/96	12.95	16
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	131 D	3	06-30	03/95	13.49	9
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122	3	06-30	02/95	12.33	13
PBNC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	121	3	12-31	10/01	17.27	25
GCFC	Grand Central Fin. Corp. of OH	OTC	Northeast OH	Thrift	111 D	2	12-31	12/98	12.45	20
WCFB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	106	1	12-31	08/94	20.17	38
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	103	3	06-30	02/95	12.62	16
SFFC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	101	3	06-30	01/94	11.75	15
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	100	1	12-31	10/98	16.30	23
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	95 D	4	12-31	06/98	4.88	9
KYF	Kentucky First Bancorp of KY	AMEX	Central KY	Thrift	76	2	06-30	08/95	17.95	16
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	63	2	06-30	07/96	5.10	7

New England Companies

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 23, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
WBS	Webster Financial Corp. of CT	NYSE	CT	Thrift	14,356	109	12-31	12/86	37.44	1,708
PBCT	Peoples Bank, MHC of CT (40.8) (3)	OTC	CT	Div.	11,853	150	12-31	07/88	27.15	1,678
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	3,776	42	12-31	11/98	19.72	455
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,555	28	12-31	03/00	42.00	466
FAB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	2,414	28	03-31	01/97	29.60	250
FESX	First Essex Bancorp, Inc of MA (3)	OTC	MA,NH	Div.	1,755	20	12-31	08/87	37.20	287
PORT	Port Fin. Corp of Brighton MA	OTC	Eastern MA	Thrift	1,546	10	12-31	04/00	53.62	284
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,491	11	12-31	10/95	26.45	117
BRKL	Brookline Bancorp of MA (3)	OTC	Eastern MA	Thrift	1,424	6	12-31	07/02	13.37	773
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,061	11	12-31	06/00	26.20	157
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,016	15	12-31	05/86	30.00	136
ABBKE	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	1,000	13	12-31	06/86	22.00	83
WFD	Westfield Finl MHC of MA(47.0) (3)	AMEX	Southwestern MA	Thrift	815	10	12-31	12/01	18.00	181
WRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	727	12	12-31	03/99	25.01	91
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	685	18	06-30	02/86	23.00	97
BYS	Bay State Bancorp, Inc. of MA	AMEX	Eastern MA	Thrift	584	6	03-31	03/98	26.45	132
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	488 D	8	03-31	10/86	31.95	53
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	487	14	12-31	05/86	22.00	43
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	470	11	06-30	08/87	15.03	40
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	436	5	12-31	05/86	13.50	57
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	433	6	12-31	12/88	34.58	72
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	421	9	12-31	12/86	20.20	54
MYST	Mystic Financial of MA (3)	OTC	Eastern MA	Thrift	418	5	06-30	01/98	19.36	28
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	185 J	5	04-30	12/87	17.08	23
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	157	3	09-30	03/96	26.00	23
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,311	115	09-30	11/82	22.47	1,563
STSA	Sterling Financial Corp of WA	OTC	WA,ID,OR,MT	M.B.	3,821	77	12-31	06/83	22.07	319
KFBI	Klamath First Bancorp of OR	OTC	Southern OR,WA	Thrift	1,478	56	09-30	10/95	16.66	114
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	820	15	03-31	08/86	17.20	181
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	790	10	12-31	12/85	19.35	83
EVRT	Evertrust Fin. Grp. Inc. of WA (3)	OTC	Northeast WA	Thrift	706	12	03-31	10/99	25.07	121
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	590	18	12-31	01/98	21.97	147
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	436	13	09-30	01/98	21.21	90
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	420	12	03-31	10/97	16.82	73
OTFC	Oregon Trail Fin. Corp. of OR	OTC	Northeast OR,WA	Thrift	380 D	9	03-31	10/97	23.51	71
FBNW	FirstBank NW Corp. of ID	OTC	West WA/East ID	Thrift	332	8	03-31	07/97	25.71	36
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,214	44	09-30	11/83	27.48	350
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,070	16	09-30	09/90	12.07	128
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA,AL	Thrift	943 D	5	09-30	10/01	31.09	610
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	680 D	16	12-31	05/96	28.71	77
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	526	15	09-30	04/95	29.75	69
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	501	9	12-31	10/02	13.45	122
UFBS	Union Fin Bancshares Inc of SC	OTC	Northwest SC	Thrift	345	6	09-30	08/87	15.25	30
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	286 D	6	03-31	03/88	15.25	31
BFSB	Bedford Bancshares, Inc. of VA	OTC	Southwest VA	Thrift	258 D	4	09-30	08/94	23.15	48
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	224	3	09-30	07/00	30.25	35
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	222	2	12-31	10/96	8.90	27
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	210	3	12-31	04/97	19.19	27
PKDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	145	2	06-30	12/97	14.57	26
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	140	5	09-30	02/95	13.99	10
SRN	Southern Banc Company of AL	AMEX	Northeast AL	Thrift	112	4	06-30	10/95	14.50	14
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	112	3	12-31	01/98	13.85	18

South-West Companies

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 23, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-West Companies (continued)										
CBSA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,530	50	12-31	03/92	29.85	154
JXVL	Jacksonville Bancorp Inc of TX	OTC	East Central TX	Thrift	446	9	09-30	04/96	28.60	51
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	211 D	2	06-30	06/95	17.60	20
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	197	6	12-31	08/86	9.40	13
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,697	3	12-31	10/96	9.50	62
HCBC	High Country Bancorp of CO	OTC	Southcentral CO	Thrift	183	4	06-30	12/97	26.72	24
CRZY	Crazy Woman Creek Bncorp of WY	OTC	Northeast WY	Thrift	76	3	09-30	03/96	15.15	12
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 05/23/03

EXHIBIT III-2

Public Market Pricing of Wisconsin Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 16, 2003

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	21.13	303.39	1.26	15.51	15.13	141.54	14.48	151.11	17.09	0.46	2.28	34.23	2,286	10.42	0.71	0.91	9.23	0.77	7.12
State of WI	24.26	373.74	0.91	14.42	14.22	173.28	15.14	202.49	22.44	0.54	2.31	39.25	2,939	8.61	0.31	1.12	13.95	0.56	6.34
Comparable Group																			
State of WI																			
ABCW Anchor BanCorp Wisconsin of WI	23.19	555.24	1.48	12.35	11.65	187.77	15.77	203.24	15.67	0.40	1.72	27.03	3,522	8.40	NA	1.35	16.94	1.01	12.60
BKMU Bank Mutual Cp MHC of WI(49.8)	30.01	333.35	1.01	14.73	24.60	203.73	22.55	249.88	29.71	0.40	1.33	20.55	2,849	11.07	0.33	0.91	8.27	0.75	6.84
FTFC First Fed. Capital Corp. of WI	18.85	371.40	-0.01	10.72	10.53	175.84	12.01	221.50	NM	0.56	2.97	NM	3,093	6.83	0.30	1.20	17.51	-0.01	-0.10
STFR St. Francis Cap. Corp. of WI	25.00	234.98	1.14	19.88	10.08	125.75	10.25	135.35	21.93	0.80	3.20	70.18	2,293	8.15	0.30	1.03	13.09	0.47	6.02

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of Midwest Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of May 16, 2003

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	21.13	303.39	1.26	15.51	15.13	141.54	14.48	151.11	17.09	0.46	2.28	34.23	2,286	10.42	0.71	0.91	9.23	0.77	7.12
Special Selection Grouping(8)	19.18	110.48	0.91	16.02	15.66	122.64	13.33	130.88	18.28	0.49	2.60	40.40	980	11.01	1.09	0.81	7.76	0.61	5.50
State of WI	24.26	373.74	0.91	14.42	14.22	173.28	15.14	202.49	22.44	0.54	2.31	39.25	2,939	8.61	0.31	1.12	13.95	0.56	6.34
Comparable Group																			
Special Comparative Group(8)																			
AMFC AMB Fin. Corp. of Munster IN	17.60	13.46	1.39	15.37	12.39	114.51	8.69	114.51	12.66	0.24	1.36	17.27	155	7.59	0.87	0.70	9.24	0.69	9.04
ASBP ASB Financial Corp. of OH	15.75	25.66	1.12	9.66	12.21	163.04	16.97	163.04	14.06	0.52	3.30	46.43	151	10.41	NA	1.42	13.41	1.23	11.64
ASBI Ameriana Bancorp of IN	13.79	43.40	-0.63	12.41	NM	111.12	9.50	115.49	NM	0.64	4.64	NM	457	8.55	4.26	-0.61	-7.48	-0.39	-4.81
ABCW Anchor BanCorp Wisconsin of WI	23.19	555.24	1.48	12.35	11.65	187.77	15.77	203.24	15.67	0.40	1.72	27.03	3,522	8.40	NA	1.35	16.94	1.01	12.60
BKMU Bank Mutual Cp MHC of WI(49.8)	30.01	333.35	1.01	14.73	24.60	203.73	22.55	249.88	29.71	0.40	1.33	20.55	2,849	11.07	0.33	0.91	8.27	0.75	6.84
BRBI Blue River Bancshares of IN	4.88	9.08	-0.97	5.31	NM	91.90	9.54	91.90	NM	0.00	0.00	NM	95	10.38	5.93	-3.94	-40.27	-1.58	-16.14
CITZ CFS Bancorp, Inc of Munster IN	13.98	171.49	0.57	12.64	27.41	110.60	10.74	110.60	24.53	0.44	3.15	NM	1,597	9.71	1.85	0.39	3.83	0.44	4.28
CKFB CKF Bancorp of Danville KY	24.25	17.07	1.91	19.76	12.70	122.72	12.02	133.24	12.70	0.80	3.30	41.88	142	9.79	1.79	0.95	9.92	0.95	9.92
CAFI Camco Fin Corp of Cambridge OH	16.81	127.20	0.82	12.84	12.64	130.92	11.79	135.02	20.50	0.56	3.33	68.29	1,079	9.00	1.47	0.93	10.30	0.58	6.35
CFFN Capitol Fd Fn MHC of KS (30.0)	30.07	669.87	0.96	13.47	24.85	223.24	25.21	223.24	NM	0.92	3.06	NM	8,720	11.29	0.13	1.01	9.06	0.80	7.19
CFSL Chesterfield Financial of IL	20.87	81.31	0.75	18.76	27.83	111.25	22.38	111.96	27.83	0.24	1.15	32.00	363	20.12	0.07	0.81	3.93	0.81	3.93
CTZN Citizens First Bancorp of MI	20.45	173.91	1.21	17.42	14.71	117.39	17.39	117.39	16.90	0.32	1.56	26.45	1,000	14.81	0.28	1.23	7.96	1.07	6.93
CFSB Citizens First Fin Corp. of IL	23.80	34.68	0.91	21.88	17.63	108.78	9.86	108.78	26.15	0.40	1.68	43.96	352	9.06	2.39	0.56	6.20	0.38	4.18
CFB Commercial Federal Corp. of NE	20.85	934.25	0.81	16.92	9.03	123.23	7.01	162.51	25.74	0.40	1.92	49.38	13,328	5.69	0.90	0.79	13.75	0.28	4.82
CIBI Community Inv. Bncp, Inc of OH	12.33	13.30	1.06	11.82	11.74	104.31	10.86	104.31	11.63	0.32	2.60	30.19	122	10.41	NA	0.94	9.05	0.95	9.14
EFC EFC Bancorp, Inc of Elgin IL	19.75	90.83	1.31	16.26	14.74	121.46	11.20	121.46	15.08	0.56	2.84	42.75	811	9.22	0.21	0.82	8.42	0.80	8.23
FFDF FFD Financial Corp of Dover OH	12.95	15.82	0.40	13.80	17.50	93.84	11.90	93.84	NM	0.40	3.09	NM	133	12.68	NA	0.68	5.44	0.37	2.94
FFWC FFW Corporation of Wabash IN	18.20	25.01	1.13	17.08	10.96	106.56	10.71	111.31	16.11	0.60	3.30	53.10	234	10.05	1.26	0.97	10.07	0.66	6.85
FFHH FSF Financial Corp. of MN	26.15	60.69	1.50	21.13	9.41	123.76	11.02	137.70	17.43	1.20	4.59	NM	551	8.91	1.08	1.21	13.99	0.65	7.55
FBCI Fidelity Bancorp of Chicago IL(7)	29.88	94.42	3.74	19.50	8.84	153.23	13.06	153.23	7.99	0.40	1.34	10.70	723	8.52	0.37	1.51	19.25	1.67	21.30
FFED Fidelity Fed. Bancorp of IN(7)	1.53	10.47	-0.32	1.40	NM	109.29	7.37	109.29	NM	0.00	0.00	NM	142	6.74	2.43	-1.64	-24.29	-1.54	-22.86
FBTC First BancTrust Corp of IL	19.93	25.55	0.84	20.24	16.47	98.47	11.98	98.47	23.73	0.20	1.00	23.81	213	12.17	NA	0.75	5.70	0.52	3.96
FBEI First Bancorp of Indiana of IN	17.39	28.15	0.54	18.39	19.99	94.56	14.92	101.81	NM	0.46	2.65	NM	189	15.78	0.23	0.77	4.59	0.48	2.85
FBSI First Bancshares, Inc. of MO	16.60	27.09	1.36	15.96	12.21	104.01	10.15	106.34	12.21	0.16	0.96	11.76	267	9.76	NA	0.85	8.80	0.85	8.80
FCAP First Capital, Inc. of IN	21.00	59.30	1.15	12.86	18.26	163.30	19.22	163.81	18.26	0.52	2.48	45.22	309	11.77	NA	1.10	9.32	1.10	9.32
FDEF First Defiance Fin. Corp of OH	19.70	125.04	0.62	18.93	8.28	104.07	13.95	107.36	NM	0.60	3.05	NM	897	13.40	0.31	1.62	12.59	0.42	3.28
FTFC First Fed. Capital Corp. of WI	18.85	371.40	-0.01	10.72	10.53	175.84	12.01	221.50	NM	0.56	2.97	NM	3,093	6.83	0.30	1.20	17.51	-0.01	-0.10
FFBI First Federal Bancshares of IL	22.09	45.55	0.92	22.81	23.50	96.84	14.40	100.78	24.01	0.32	1.45	34.78	316	14.87	0.69	0.75	4.43	0.74	4.34
FFSX First Federal Bankshares of IA	17.94	70.74	1.09	18.03	13.91	99.50	11.14	135.29	16.46	0.32	1.78	29.36	635	11.20	NA	0.79	7.13	0.67	6.03
FFBZ First Federal Bncrp, Inc of OH	7.35	23.86	0.59	6.62	14.41	111.03	10.40	111.03	12.46	0.22	2.99	37.29	229	9.37	0.20	0.73	7.76	0.84	8.98
FFHS First Franklin Corp. of OH	15.57	25.46	0.50	14.46	19.71	107.68	9.08	107.68	NM	0.30	1.93	60.00	280	8.43	0.78	0.46	5.66	0.29	3.58
FKAN First Kansas Fin. Corp. of KS	16.10	14.62	0.64	18.55	22.36	86.79	9.53	86.79	25.16	0.20	1.24	31.25	153	10.98	0.34	0.43	3.96	0.38	3.52
CASH First Midwest Fin., Inc. of IA	19.00	47.39	1.15	18.16	15.70	104.63	6.41	113.10	16.52	0.52	2.74	45.22	739	6.13	NA	0.48	6.83	0.45	6.49
FNFI First Niles Fin., Inc. of OH	16.30	23.34	0.65	12.25	21.73	133.06	23.27	133.06	25.08	0.56	3.44	NM	100	17.49	1.28	1.09	6.04	0.95	5.24
FPFC First Place Fin. Corp. of OH	16.50	219.66	0.58	13.52	14.60	122.04	14.49	140.43	28.45	0.50	3.03	NM	1,516	11.88	1.06	0.96	8.24	0.49	4.23
FSFF First SecurityFed Fin of IL	30.08	118.91	2.03	19.67	14.75	152.92	25.28	153.08	14.82	0.52	1.73	25.62	470	16.53	0.51	1.77	10.70	1.76	10.65
FBC Flagstar Bancorp, Inc of MI	17.25	1023.48	-0.63	7.72	7.04	223.45	10.77	223.45	NM	0.20	1.16	NM	9,507	4.82	1.34	1.88	37.69	-0.48	-9.69
FKKY Frankfort First Bancorp of KY	18.40	22.93	1.06	14.51	17.36	126.81	16.53	126.81	17.36	1.12	6.09	NM	139	13.04	NA	0.93	7.30	0.93	7.30
GCFC Grand Central Fin. Corp. of OH	12.45	20.49	0.25	10.68	NM	116.57	18.54	116.57	NM	0.36	2.89	NM	111	15.91	0.71	0.59	3.77	0.36	2.30
GTPS Great American Bancorp of IL	31.00	23.75	1.75	23.14	12.76	133.97	13.80	137.72	17.71	0.44	1.42	25.14	172	10.30	NA	1.10	9.98	0.80	7.19
GFED Guaranty Fed Bancshares of MO	15.70	47.35	0.87	11.99	13.42	130.94	12.61	131.05	18.05	0.60	3.82	68.97	376	9.63	0.40	0.93	9.32	0.69	6.93
HCBB HCB Bancshares, Inc. of AR	17.75	25.65	0.89	19.26	24.65	92.16	10.15	92.16	19.94	0.36	2.03	40.45	253	11.02	4.38	0.39	3.67	0.48	4.53
HFFC HF Financial Corp. of SD	19.50	63.65	1.40	15.38	14.55	126.79	8.25	141.51	13.93	0.46	2.36	32.86	772	6.50	1.13	0.58	8.84	0.61	9.23
HMNF HMN Financial, Inc. of MN	18.30	79.48	0.40	17.24	16.94	106.15	10.44	112.62	NM	0.72	3.93	NM	761	9.83	0.81	0.65	6.28	0.24	2.33
HFFB Harrodsburg 1st Fin Bcrp of KY	15.25	20.34	0.85	16.68	19.55	91.43	12.19	94.08	17.94	0.60	3.93	70.59	167	13.34	NA	0.69	4.67	0.75	5.09
HMLK Hemlock Fed. Fin. Corp. of IL	28.22	27.35	1.64	22.22	13.83	127.00	8.56	135.67	17.21	0.64	2.27	39.02	319	6.74	NA	0.64	9.43	0.51	7.58
HCFC Home City Fin. Corp. of OH	13.60	10.66	0.44	14.87	19.15	91.46	7.03	94.18	NM	0.44	3.24	NM	152	7.69	NA	0.37	4.79	0.23	2.97
HWEN Home Financial Bancorp of IN	5.10	6.92	0.41	4.91	17.59	103.87	10.98	103.87	12.44	0.12	2.35	29.27	63	10.57	2.05	0.59	6.08	0.84	8.60
HLFC Home Loan Financial Corp of OH	15.00	24.65	1.02	12.84	14.71	116.82	16.72	116.82	14.71	0.66	4.40	64.71	147	14.31	NA	1.22	8.19	1.22	8.19
HFBC HopFed Bancorp of KY	15.39	55.87	1.07	12.98	12.51	118.57	11.97	136.19	14.38	0.44	2.86	41.12	467	10.09	0.08	1.17	9.75	1.02	8.48
JXSB Jcksnville Bcp MHC of IL(45.6)	16.20	14.11	0.30	10.70	NM	151.40	12.02	178.81	NM	0.30	1.85	NM	259	7.94	1.64	0.36	4.55	0.23	2.90
KNK Kankakee Bancorp, Inc. of IL	38.70	36.11	1.60	44.06	16.19	87.83	6.61	97.95	24.19	0.60	1.55	37.50	546	7.52	2.42	0.42	5.45	0.28	3.65
KYF Kentucky First Bancorp of KY	17.95	15.85	1.10	14.79	16.32	121.37	20.91	121.37	16.32	0.64	3.57	58.18	76	17.23	NA	1.25	7.52	1.25	7.52
LSBI LSB Fin. Corp. of Lafayette IN	22.26	30.36	1.43	18.94	10.81	117.53	9.62	117.53	15.57	0.50	2.25	34.97	315	8.19	1.41	0.91	11.22	0.63	7.79
LNCB Lincoln Bancorp of IN	18.49	82.32	0.68	17.62	19.26	104.94	15.24	108.07	27.19	0.48	2.60	70.59	540	14.52	0.45	0.83	5.17	0.59	3.66
LOGN Logansport Fin. Corp. of IN	17.75	15.12	1.68	18.32	9.70	96.89	10.36	96.89	10.57	0.56	3.15	33.33	146	10.69	1.08	1.06	9.77	0.97	8.97

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of May 16, 2003

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	Special Comparative Group(8) (continued)																			
MAFB	MAF Bancorp, Inc. of IL	33.51	781.12	2.69	22.18	10.22	151.08	13.05	188.36	12.46	0.72	2.15	26.77	5,985	8.64	0.62	1.31	15.81	1.07	12.96
MFBC	MFB Corp. of Mishawaka IN	25.01	31.69	-0.39	26.16	NM	95.60	7.28	95.60	NM	0.44	1.76	NM	435	7.62	0.85	0.14	1.80	-0.12	-1.47
MSBF	MSB Financial, Inc of MI	12.62	16.42	0.63	11.47	10.26	110.03	15.91	125.07	20.03	0.46	3.65	73.02	103	14.46	1.52	1.53	10.56	0.78	5.41
MCBF	Monarch Community Bncrp of MI	13.90	32.16	0.19	16.06	26.23	86.55	15.02	86.55	NM	0.20	1.44	NM	214	17.35	1.64	0.62	3.89	0.22	1.39
MFSF	MutualFirst Fin. Inc. of IN	23.54	124.20	1.43	17.66	14.35	133.30	16.00	134.67	16.46	0.40	1.70	27.97	776	12.00	0.81	1.12	8.77	0.97	7.65
NASB	NASB Fin, Inc. of Grandview MO	23.25	196.23	1.69	13.42	9.94	173.25	17.73	174.81	13.76	0.68	2.92	40.24	1,107	10.23	1.38	2.00	18.75	1.44	13.54
NBSI	North Bancshares of Chicago IL	16.50	18.86	0.43	12.08	30.00	136.59	13.82	136.59	NM	0.44	2.67	NM	136	10.12	NA	0.45	4.59	0.35	3.59
FFFD	North Central Bancshares of IA	33.90	54.48	3.82	23.93	8.87	141.66	12.80	162.67	8.87	0.84	2.48	21.99	426	9.04	0.37	1.51	16.21	1.51	16.21
NEIB	Northeast Indiana Bncrp of IN	17.20	25.52	0.89	17.93	14.83	95.93	11.37	95.93	19.33	0.52	3.02	58.43	225	11.85	2.56	0.76	6.51	0.59	5.00
PBNC	PFS Bancorp Inc of IN	17.27	25.46	0.57	17.88	NM	96.59	21.09	96.59	NM	0.30	1.74	52.63	121	21.83	0.48	0.67	2.95	0.70	3.06
PVFC	PVF Capital Corp. of OH	13.62	78.81	0.78	9.85	9.94	138.27	11.32	138.27	17.46	0.30	2.20	38.46	696	8.19	NA	1.14	14.65	0.65	8.34
PFED	Park Bancorp of Chicago IL	26.50	31.64	1.75	24.76	14.64	107.03	12.00	107.03	15.14	0.60	2.26	34.29	264	11.21	0.11	0.87	7.46	0.84	7.21
PFDC	Peoples Bancorp of Auburn IN	20.00	68.82	1.49	18.17	12.66	110.07	13.54	115.61	13.42	0.64	3.20	42.95	508	12.30	0.66	1.09	8.92	1.03	8.41
PCBI	Peoples Community Bcrp. of OH	24.65	61.95	1.58	17.88	17.12	137.86	9.82	154.64	15.60	0.00	0.00	0.00	631	7.12	1.58	0.63	8.44	0.69	9.26
PSFC	Peoples Sidney Fin. Corp of OH	15.00	21.65	0.57	11.92	26.32	125.84	15.57	125.84	26.32	0.48	3.20	NM	139	12.37	1.39	0.60	4.79	0.60	4.79
PFSL	Pocahontas Bancorp, Inc. of AR	11.85	50.71	0.69	11.25	10.97	105.33	7.42	164.81	17.17	0.32	2.70	46.38	683	7.04	NA	0.75	9.75	0.48	6.23
PULB	Pulaski Fin Cp of St. Louis MO	24.49	66.44	0.38	12.51	11.89	195.76	15.36	195.76	NM	0.36	1.47	NM	433	7.85	0.76	1.29	16.44	0.24	3.03
RIVR	River Valley Bancorp of IN	33.05	26.80	1.84	25.44	10.49	129.91	11.96	130.12	17.96	1.00	3.03	54.35	224	9.21	0.86	1.23	13.29	0.72	7.76
SFBI	Security Financial Bcrp of IN(7)	23.81	44.38	0.39	19.87	NM	119.83	22.33	119.83	NM	0.00	0.00	0.00	199	18.63	1.11	0.20	1.06	0.36	1.97
SOBI	Sobieski Bancorp of S. Bend IN	13.49	9.05	-3.45	15.65	NM	86.20	6.92	86.20	NM	0.34	2.52	NM	131	8.02	NA	-2.12	-25.79	-1.69	-20.50
SMBC	Southern Missouri Bncrp of MO	24.65	28.47	2.32	21.70	10.63	113.59	10.13	130.08	10.63	0.56	2.27	24.14	281	8.91	0.14	0.99	10.88	0.99	10.88
STFR	St. Francis Cap. Corp. of WI	25.00	234.98	1.14	19.88	10.08	125.75	10.25	135.35	21.93	0.80	3.20	70.18	2,293	8.15	0.30	1.03	13.09	0.47	6.02
SFFC	StateFed Financial Corp. of IA	11.75	15.03	0.12	11.12	NM	105.67	14.92	105.67	NM	0.40	3.40	NM	101	14.12	NA	0.19	1.35	0.16	1.08
STBI	Sturgis Bancorp of MI	11.26	31.53	0.40	9.80	11.26	114.90	10.63	141.10	28.15	0.36	3.20	NM	297	9.25	1.97	0.95	12.61	0.38	5.04
SUPI	Superior Financial Corp of AR	23.50	194.56	1.84	16.06	12.11	146.33	11.14	253.51	12.77	0.50	2.13	27.17	1,747	7.61	0.46	0.93	12.35	0.88	11.71
TONE	TierOne Corporation of NE	20.55	463.92	0.53	15.33	28.54	134.05	21.63	134.05	NM	0.00	0.00	0.00	2,145	16.14	0.34	0.79	4.74	0.58	3.49
UCBC	Union Community Bancorp of IN	17.25	39.30	1.23	16.50	14.02	104.55	13.97	113.11	14.02	0.60	3.48	48.78	281	13.36	1.08	1.02	7.37	1.02	7.37
UCFC	United Community Fin. of OH	9.10	313.18	0.46	7.85	14.44	115.92	15.71	135.01	19.78	0.30	3.30	65.22	1,994	13.55	0.90	1.09	8.06	0.80	5.88
WAYN	Wayne Savings Bancorp of OH	13.35	51.92	0.51	11.18	23.84	119.41	14.68	119.41	26.18	0.45	3.37	NM	354	12.30	NA	0.62	5.01	0.56	4.56
WCFB	Wbstr Cty Fed MHC of IA (38.5)	20.17	14.58	0.74	11.88	27.26	169.78	36.05	170.79	27.26	1.00	4.96	NM	106	21.23	0.23	1.37	6.33	1.37	6.33
WEFC	Wells Fin. Corp. of Wells MN	22.91	25.91	1.49	22.89	7.69	100.09	11.44	100.09	15.38	0.80	3.49	53.69	226	11.43	0.57	1.49	13.30	0.75	6.65
WOFC	Western Ohio Fin. Corp. of OH	24.48	43.89	1.04	24.10	18.69	101.58	12.66	101.58	23.54	1.00	4.08	NM	347	12.46	0.51	0.68	5.52	0.54	4.38
WFI	Winton Financial Corp. of OH	12.05	54.24	0.89	9.45	9.34	127.51	10.61	127.92	13.54	0.41	3.40	46.07	511	8.32	1.21	1.16	14.43	0.80	9.96

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4
Peer Group Market Area Comparative Analysis

Exhibit III-4
Peer Group Market Area Comparative Analysis

Institution	County	Population 1990 (000)	Population 2002 (000)	Proj. Pop. 2007	1990-2002 % Change	2002-2007 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Anchor Bancorp of WI	Dane	367	434	456	18.3%	4.9%	28,624	119.4%	16.3%
Brookline Bancorp of MA	Norfolk	616	653	661	6.0%	1.3%	36,972	121.4%	4.7%
CFS Bancorp, Inc. of IN	Lake	476	482	477	1.3%	-1.0%	20,952	91.3%	9.7%
Camco Financial Corp. of OH	Guernsey	39	41	41	4.3%	0.1%	15,858	68.5%	41.3%
Fidelity Bankshares, Inc. of FL	Palm	864	1,180	1,304	36.6%	10.5%	32,873	139.1%	6.5%
First Federal Capital Corp. of WI	La Crosse	98	108	111	10.3%	2.4%	21,630	90.2%	35.0%
First Place Financial Corp. of OH	Trumbull	228	223	219	-2.1%	-2.0%	19,860	85.8%	20.5%
NASB Financial, Inc. of MO	Jackson	633	654	654	3.2%	0.0%	24,173	106.8%	3.1%
St. Francis Capital Corp. of WI	Waukesha	305	369	391	21.1%	5.9%	34,134	142.3%	3.7%
United Community Financial of OH	Mahoning	265	254	245	-4.2%	-3.5%	19,866	85.8%	22.7%
Waypoint Financial Corp. of PA	Dauphin	238	252	253	5.9%	0.6%	25,345	107.1%	18.2%
	Averages:	**375**	**423**	**437**	**9.2%**	**1.8%**	**25,481**	**105.2%**	**16.5%**
	Medians:	**305**	**369**	**391**	**5.9%**	**0.6%**	**24,173**	**106.8%**	**16.3%**
Bank Mutual Corporation	**Milwaukee**	**959**	**932**	**914**	**-2.8%**	**-1.9%**	**23,421**	**97.7%**	~~**2.8%**~~ 2.7

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: Claritas and SNL Financial

EXHIBIT IV-1
Stock Prices:
As of May 16, 2003

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of May 16, 2003

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1)	Shares Outst- anding	Market Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2000(2)	Trailing 12 Mo. EPS(3)	12 Mo. Core EPS(3)	Book Value/ Share	Tangible Book Value/ Share(4)	Assets/ Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(179)	20.29	10,735	272.8	21.75	15.24	20.23	0.51	17.64	13.45	1.43	1.21	16.04	15.05	176.00
NYSE Traded Companies(12)	30.00	71,570	2,210.3	34.39	21.96	30.59	-2.23	-0.99	12.57	2.93	3.45	19.00	17.21	266.80
AMEX Traded Companies(14)	21.28	3,508	74.5	23.05	16.27	21.20	0.68	18.60	12.12	1.39	0.79	19.27	18.14	212.04
NASDAQ Listed OTC Companies(153)	19.38	6,224	126.1	20.55	14.57	19.26	0.72	19.13	13.65	1.31	1.06	15.49	14.59	164.95
California Companies(16)	31.07	28,693	1,419.4	34.17	22.22	31.44	-0.81	16.96	15.45	2.79	3.51	19.79	19.33	250.80
Florida Companies(7)	18.80	22,466	382.1	19.45	12.79	18.58	1.99	24.07	26.77	1.20	1.10	10.34	9.84	145.30
Mid-Atlantic Companies(35)	19.33	18,240	342.9	21.02	14.11	19.31	0.08	22.15	17.69	1.31	1.17	14.04	12.88	175.79
Mid-West Companies(85)	18.94	5,424	103.3	19.96	14.48	18.77	1.08	16.58	11.82	1.25	0.91	16.18	15.36	161.98
New England Companies(7)	28.10	12,812	441.7	31.41	21.49	28.35	-0.84	8.02	11.91	1.92	0.73	21.06	16.55	277.38
North-West Companies(8)	20.99	15,363	334.6	22.15	15.28	21.28	-1.48	17.95	15.63	1.60	1.36	15.83	14.32	159.02
South-East Companies(14)	19.10	3,749	72.1	20.98	15.07	19.08	-0.14	19.13	9.07	1.44	1.13	17.06	16.52	149.78
South-West Companies(4)	21.36	2,362	59.5	22.85	17.70	21.37	-0.10	10.92	-0.26	2.23	2.19	18.47	16.64	267.16
Western Companies (Excl CA)(3)	17.12	2,733	32.6	18.61	12.54	16.42	2.48	3.04	10.15	0.57	0.39	15.54	15.44	186.50
Thrift Strategy(169)	20.28	8,664	245.3	21.66	15.20	20.19	0.66	18.34	13.80	1.41	1.22	16.10	15.20	172.77
Mortgage Banker Strategy(8)	22.42	52,514	859.8	25.67	17.38	22.86	-2.15	2.87	7.83	1.83	1.06	16.31	13.61	253.81
Real Estate Strategy(2)	12.84	5,144	66.5	13.35	9.18	13.02	-1.08	21.67	8.74	1.33	0.84	9.65	9.64	116.94
Companies Issuing Dividends(159)	20.38	10,958	281.9	21.86	15.32	20.29	0.59	17.06	12.99	1.46	1.24	16.12	15.12	174.42
Companies Without Dividends(20)	19.46	8,491	180.5	20.63	14.34	19.61	-0.33	23.39	18.08	1.17	0.90	15.23	14.38	191.98
Equity/Assets <6%(13)	17.92	18,137	348.7	20.85	12.80	18.11	-1.20	16.32	17.84	1.42	2.35	13.86	12.30	265.94
Equity/Assets 6-12%(121)	21.48	11,739	325.3	23.04	16.05	21.44	0.45	15.88	13.28	1.59	1.24	16.31	15.16	193.16
Equity/Assets >12%(45)	17.72	6,097	111.6	18.50	13.69	17.53	1.10	22.71	12.76	1.01	0.84	15.87	15.48	106.28
Actively Traded Companies(13)	26.95	53,116	1,736.5	29.93	21.49	27.32	-1.37	-4.26	5.99	2.25	1.92	16.43	13.99	220.14
Market Value Below $20 Million(21)	13.88	1,050	13.6	14.79	10.55	13.84	0.71	13.89	9.70	0.48	0.42	13.89	13.56	128.94
Holding Company Structure(177)	20.39	10,815	275.6	21.85	15.33	20.32	0.53	17.40	13.02	1.45	1.22	16.10	15.11	176.81
Assets Over $1 Billion(53)	23.84	28,970	780.5	26.62	18.06	23.92	-0.28	8.99	11.37	1.93	1.75	15.63	13.95	206.13
Assets $500 Million-$1 Billion(39)	20.44	4,466	84.0	21.55	14.88	20.37	0.28	23.94	16.48	1.46	1.13	16.84	15.78	191.50
Assets $250-$500 Million(41)	19.79	2,605	47.2	20.59	14.84	19.69	0.86	22.66	16.14	1.34	1.13	16.58	15.77	171.97
Assets less than $250 Million(46)	16.44	1,292	20.0	17.17	12.51	16.23	1.29	18.50	11.17	0.91	0.70	15.40	15.16	132.04
Goodwill Companies(107)	21.14	13,440	284.0	22.93	15.91	21.09	0.38	15.23	12.91	1.62	1.42	16.33	14.75	189.17
Non-Goodwill Companies(71)	19.07	6,303	257.5	20.01	14.28	18.99	0.65	21.27	13.84	1.14	0.88	15.73	15.73	156.28
Acquirors of FSLIC Cases(6)	32.04	49,942	2,585.1	36.68	24.17	32.80	-2.14	-3.61	12.65	2.24	1.92	20.73	19.87	265.55

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 16, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(31)	24.71	20,252	549.2	26.50	18.57	24.67	0.26	15.52	13.59	2.17	1.89	15.48	14.46	171.46
NYSE Traded Companies(4)	30.07	79,961	2,613.0	32.06	21.91	29.95	0.80	20.54	26.03	2.55	1.02	14.32	11.34	132.24
AMEX Traded Companies(4)	21.86	3,057	68.6	23.27	16.84	22.09	-0.73	15.20	5.28	0.90	0.84	15.59	15.05	171.37
NASDAQ Listed OTC Companies(23)	24.25	12,522	261.3	26.08	18.28	24.18	0.35	14.66	12.83	2.33	2.23	15.67	14.92	178.61
Mid-Atlantic Companies(11)	27.96	44,958	1,325.7	30.15	20.32	27.86	0.44	15.35	19.03	3.74	3.06	15.02	13.45	165.43
New England Companies(16)	24.45	8,452	175.3	26.37	19.11	24.51	-0.21	10.56	8.41	1.43	1.35	16.64	15.72	188.07
North-West Companies(3)	20.54	6,555	128.5	20.88	13.80	20.18	1.92	38.07	21.27	1.47	1.26	13.26	13.24	136.11
South-East Companies(1)	8.90	3,080	27.4	8.90	6.80	8.80	1.14	28.80	18.83	0.54	0.53	8.12	8.12	72.05
Thrift Strategy(28)	24.03	19,026	533.9	25.75	18.32	24.07	0.09	15.56	14.10	1.59	1.29	15.31	14.25	167.77
Mortgage Banker Strategy(1)	19.00	78,300	1,487.7	24.00	15.30	19.23	-1.20	-19.63	5.38	1.92	1.87	7.01	6.99	138.97
Diversified Strategy(2)	36.75	7,772	285.6	37.90	23.57	35.57	3.34	32.50	10.74	10.09	9.99	21.97	21.00	237.54
Companies Issuing Dividends(31)	24.71	20,252	549.2	26.50	18.57	24.67	0.26	15.52	13.59	2.17	1.89	15.48	14.46	171.46
Equity/Assets <6%(3)	20.12	28,789	551.3	22.43	15.97	19.76	1.84	9.46	5.95	1.69	1.49	11.15	10.24	195.88
Equity/Assets 6-12%(22)	26.97	17,376	570.5	29.00	20.28	26.97	0.11	11.85	10.26	2.55	2.21	16.58	15.34	188.38
Equity/Assets >12%(6)	17.52	27,783	453.9	17.93	12.62	17.50	0.01	35.29	32.80	0.80	0.71	13.19	13.11	82.37
Actively Traded Companies(6)	27.41	5,124	131.0	29.62	21.76	27.41	0.00	13.64	14.97	1.81	1.78	18.26	17.67	189.26
Holding Company Structure(28)	24.44	22,340	605.6	26.38	18.24	24.42	0.20	15.17	13.25	2.19	1.90	15.27	14.17	166.58
Assets Over $1 Billion(15)	27.73	39,587	1,097.4	30.33	20.22	27.84	-0.53	11.79	15.48	3.02	2.52	15.83	14.22	158.70
Assets $500 Million-$1 Billion(6)	22.77	5,388	117.6	23.84	16.62	22.38	1.89	26.67	15.03	1.56	1.40	14.19	13.29	168.88
Assets $250-$500 Million(7)	23.49	2,239	47.4	24.48	18.92	23.50	0.27	13.47	8.07	1.63	1.46	17.10	16.75	218.00
Assets less than $250 Million(3)	17.33	1,779	24.7	18.67	14.01	17.21	0.68	15.35	14.72	0.71	0.91	12.59	12.56	127.58
Goodwill Companies(21)	26.39	25,987	749.2	28.76	19.84	26.41	0.03	14.07	14.33	1.89	1.48	15.64	14.12	178.03
Non-Goodwill Companies(9)	21.83	9,606	163.2	22.52	16.38	21.64	0.81	18.43	11.43	2.91	2.89	15.60	15.60	160.72

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 16, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(15)	22.67	14,963	125.1	23.73	15.94	22.68	0.43	18.43	18.09	0.67	0.61	10.98	10.01	94.90
BIF-Insured Thrifts(5)	23.09	53,797	345.0	23.43	14.86	22.90	0.42	19.52	15.97	0.81	0.76	11.15	10.37	111.13
AMEX Traded Companies(2)	13.87	6,159	48.2	14.73	10.80	14.28	-2.31	3.21	9.87	0.37	0.38	9.90	9.90	59.60
NASDAQ Listed OTC Companies(18)	23.83	27,421	198.9	24.70	16.23	23.74	0.75	20.54	18.43	0.75	0.68	11.15	10.13	103.82
Mid-Atlantic Companies(13)	21.68	24,056	129.3	22.45	14.57	21.57	0.25	20.09	18.25	0.69	0.65	9.82	8.89	93.35
Mid-West Companies(4)	24.11	24,585	258.0	25.21	16.20	24.06	2.22	24.65	22.54	0.91	0.75	12.70	11.59	110.75
New England Companies(2)	22.58	35,920	384.9	23.20	17.05	22.88	-1.72	6.20	11.93	0.71	0.72	13.81	12.87	136.49
South-East Companies(1)	31.09	19,624	123.2	32.75	23.71	31.20	-0.35	3.46	0.03	0.14	0.11	13.12	13.12	48.05
Thrift Strategy(19)	22.54	23,148	155.2	23.43	15.35	22.51	0.42	19.80	18.07	0.69	0.64	10.78	9.91	94.02
Diversified Strategy(1)	27.15	61,800	682.8	27.64	21.11	27.00	0.56	-0.80	7.74	0.97	0.93	15.43	13.55	191.79
Companies Issuing Dividends(20)	22.78	25,183	183.0	23.65	15.66	22.74	0.42	18.71	17.53	0.71	0.65	11.02	10.10	99.17
Equity/Assets 6-12%(12)	24.08	35,368	254.8	24.91	16.19	23.99	1.02	21.50	21.55	0.85	0.75	11.06	9.84	119.05
Equity/Assets >12%(8)	20.56	7,721	59.9	21.49	14.74	20.61	-0.60	13.93	10.63	0.47	0.49	10.95	10.55	65.09
Holding Company Structure(17)	22.17	23,928	158.7	23.03	14.98	22.11	0.58	20.43	18.77	0.73	0.66	10.56	9.76	96.93
Assets Over $1 Billion(7)	25.52	59,715	432.1	26.56	17.31	26.00	-1.75	19.23	14.93	1.03	0.97	11.95	10.40	121.71
Assets $500 Million-$1 Billion(3)	21.58	11,846	81.1	22.48	15.77	21.85	-1.32	12.38	9.99	0.33	0.32	11.04	10.88	78.74
Assets $250-$500 Million(6)	24.52	3,115	29.5	24.82	14.99	23.34	5.76	30.69	33.55	0.61	0.50	10.37	9.15	106.47
Assets less than $250 Million(4)	16.73	2,338	15.3	17.98	13.52	16.95	-1.13	7.59	7.71	0.55	0.54	10.20	10.18	65.92
Goodwill Companies(11)	21.84	17,008	158.7	22.55	15.22	21.69	1.27	20.54	19.20	0.80	0.72	11.20	9.46	115.39
Non-Goodwill Companies(9)	23.83	34,266	209.9	24.88	16.14	23.91	-0.51	16.68	15.67	0.61	0.57	10.82	10.82	81.15
MHC Institutions(20)	22.78	25,183	183.0	23.65	15.66	22.74	0.42	18.71	17.53	0.71	0.65	11.02	10.10	99.17

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 16, 2003

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NYSE Traded Companies														
AF	Astoria Financial Corp. of NY	25.30	82,856	2,096.3	35.17	21.60	25.73	-1.67	-23.36	-6.81	2.87	2.72	18.04	15.80	271.44
BBX	BankAtlantic Bancorp of FL	11.10	58,393	648.2	12.40	7.00	11.64	-4.64	1.37	17.46	1.18	1.01	8.21	6.65	99.44
CFB	Commercial Federal Corp. of NE	20.85	44,808	934.2	29.79	19.01	22.13	-5.78	-30.15	-10.71	2.31	0.81	16.92	12.83	297.45
DSL	Downey Financial Corp. of CA	42.09	27,929	1,175.5	54.74	30.44	44.84	-6.13	-21.82	7.92	3.76	2.65	30.49	30.38	409.54
FED	FirstFed Financial Corp. of CA	32.25	16,972	547.3	33.26	22.93	33.18	-2.80	10.07	11.40	3.43	3.12	22.81	22.29	260.21
FBC	Flagstar Bancorp, Inc of MI	17.25	59,332	1,023.5	18.71	8.36	18.27	-5.58	64.76	59.72	2.45	-0.63	7.72	7.72	160.23
GDW	Golden West Fin. Corp. of CA	77.05	152,775	11,771.3	77.70	56.20	77.10	-0.06	10.17	7.30	6.42	6.38	34.00	34.00	458.21
GPT	GreenPoint Fin. Corp. of NY*	48.45	93,694	4,539.5	51.86	36.69	48.52	-0.14	-3.52	7.24	5.43	2.41	20.31	16.09	239.07
NDE	IndyMac Bancorp of CA	23.90	55,191	1,319.1	24.85	16.14	24.06	-0.67	-2.85	29.26	2.61	-1.09	16.00	15.37	171.71
NYB	New York Community Bcrp of NY*	35.18	104,859	3,688.9	35.69	23.19	35.26	-0.23	18.53	21.81	2.39	2.21	12.86	6.43	114.63
PFB	PFF Bancorp, Inc. of Pomona CA	34.95	11,770	411.4	38.50	23.50	34.42	1.54	6.75	11.84	3.01	2.92	23.21	23.10	267.97
PFS	Provident Financal Serv of NJ*	18.48	61,538	1,137.2	18.54	14.80	18.20	1.54	84.80	84.80	0.47	0.54	13.65	13.28	59.77
SOV	Sovereign Bancorp, Inc. of PA	15.15	263,996	3,999.5	15.90	11.20	15.35	-1.30	2.64	7.83	1.34	1.23	10.82	5.71	154.79
SIB	Staten Island Bancorp of NY*	18.18	59,752	1,086.3	22.13	12.96	17.82	2.02	-17.66	-9.73	1.92	-1.08	10.46	9.54	115.50
WBS	Webster Financial Corp. of CT	37.44	45,617	1,707.9	39.71	30.28	38.13	-1.81	-5.19	7.59	3.52	3.19	23.47	16.43	314.70
WES	Westcorp of Irvine CA	22.68	39,205	889.2	32.00	16.90	22.20	2.16	-24.27	8.00	2.20	19.13	16.27	16.26	335.91
	AMEX Traded Companies														
ANE	Alliance Bncp of New Eng of CT*	20.20	2,679	54.1	20.20	12.94	20.00	1.00	45.32	0.25	1.32	1.32	10.18	10.16	157.08
BYS	Bay State Bancorp, Inc. of MA(8)	26.45	4,974	131.6	27.49	15.00	26.43	0.08	59.05	1.73	1.52	1.45	12.26	12.26	117.51
BHL	Berkshire Hills Bancorp of MA*	26.20	6,001	157.2	27.61	19.50	27.61	-5.11	12.79	11.25	0.32	-0.21	19.80	18.07	176.81
BFD	BostonFed Bancorp, Inc. of MA	26.45	4,416	116.8	35.20	22.75	26.01	1.69	-7.68	-0.94	-0.28	-2.13	20.29	17.85	337.58
CNY	Carver Bancorp, Inc. of NY	14.68	2,297	33.7	15.01	9.15	14.30	2.66	17.91	30.84	1.58	1.58	16.68	16.61	220.61
EFC	EFC Bancorp, Inc of Elgin IL	19.75	4,599	90.8	20.60	15.90	19.80	-0.25	20.43	8.22	1.34	1.31	16.26	16.26	176.29
FCB	Falmouth Bancorp, Inc. of MA*	26.00	903	23.5	30.01	22.25	25.75	0.97	-0.95	7.22	0.51	1.25	18.47	18.47	174.08
FAB	FirstFed America Bancorp of MA	29.60	8,443	249.9	31.29	21.50	29.75	-0.50	12.98	19.11	2.73	0.25	22.87	16.51	285.97
GAF	GA Financial Corp., Inc. of PA	25.95	4,984	129.3	26.99	17.00	26.43	-1.82	41.88	9.49	1.41	1.25	19.36	19.34	174.13
GOV	Gouverneur Bcp MHC of NY(42.4)	9.74	2,278	9.4	10.70	8.60	9.80	-0.61	-6.79	3.62	0.28	0.25	7.61	7.61	38.02
KNK	Kankakee Bancorp, Inc. of IL	38.70	933	36.1	40.80	35.00	39.25	-1.40	1.18	5.88	2.39	1.60	44.06	39.51	585.64
KYF	Kentucky First Bancorp of KY	17.95	883	15.8	17.99	13.75	17.95	0.00	26.41	9.79	1.10	1.10	14.79	14.79	85.84
NBN	Northeast Bancorp of Auburn ME*	15.03	2,646	39.8	15.24	12.65	15.00	0.20	3.66	2.38	1.44	1.01	13.89	13.49	177.52
SZB	SouthFirst Bancshares of AL	13.99	734	10.3	15.15	11.25	14.50	-3.52	16.10	-0.07	0.73	-0.38	16.95	16.20	190.47
SRN	Southern Banc Company of AL	14.50	961	13.9	15.50	11.71	14.52	-0.14	11.54	-3.33	0.96	0.71	19.42	19.41	116.79
TSH	Teche Hlding Cp of Franklin LA	29.75	2,324	69.1	33.50	21.55	29.20	1.88	18.76	8.70	2.66	2.62	24.80	24.80	226.47
WSB	Washington SB, FSB of Bowie MD	8.30	6,905	57.3	8.44	4.87	7.95	4.40	39.97	45.36	0.73	0.37	4.71	4.71	42.42
WFD	Westfield Finl MHC of MA(47.0)*	18.00	10,039	87.0	18.75	12.99	18.75	-4.00	13.21	16.13	0.45	0.50	12.18	12.18	81.18
WFI	Winton Financial Corp. of OH	12.05	4,501	54.2	12.30	9.20	11.80	2.12	18.72	8.95	1.29	0.89	9.45	9.42	113.60
WRO	Woronoco Bancorp, Inc of MA	25.01	3,620	90.5	26.85	17.90	24.10	3.78	23.57	15.52	1.42	1.07	20.91	20.40	200.70
	NASDAQ Listed OTC Companies														
AMFC	AMB Fin. Corp. of Munster IN	17.60	765	13.5	18.75	10.80	16.50	6.67	47.90	18.44	1.42	1.39	15.37	15.37	202.50
ASBP	ASB Financial Corp. of OH	15.75	1,629	25.7	18.00	10.40	16.00	-1.56	35.78	11.62	1.29	1.12	9.66	9.66	92.82
ABBKE	Abington Bancorp of MA*	22.00	3,785	83.3	23.90	17.75	21.51	2.28	18.92	5.21	1.31	1.05	15.70	12.99	264.09
AABC	Access Anytime Bancorp of NM	9.40	1,357	12.8	9.96	8.01	9.45	-0.53	3.41	-2.19	0.75	0.17	10.44	9.20	144.94
AFBC	Advance Fin. Bancorp of WV	22.54	932	21.0	24.00	16.00	22.80	-1.14	36.85	20.21	1.90	1.69	20.79	13.86	347.75
ALLB	Alliance Bank MHC of PA (20.0)	33.34	3,441	22.9	33.99	21.30	32.47	2.68	23.48	42.11	0.28	0.29	10.12	10.12	107.16
ASBI	Ameriana Bancorp of IN	13.79	3,147	43.4	14.79	10.71	12.93	6.65	-4.90	20.12	-0.98	-0.63	12.41	11.94	145.16
ABCW	Anchor BanCorp Wisconsin of WI	23.19	23,943	555.2	24.25	17.19	23.82	-2.64	1.89	11.76	1.99	1.48	12.35	11.41	147.08
ALFC	Atlantic Liberty Fincl of NY	17.25	1,588	27.4	17.89	12.75	16.71	3.23	72.50	22.43	0.70	0.70	15.56	15.56	89.03
BCSB	BCSB Bankcorp MHC of MD (36.0)	15.65	5,874	33.1	15.95	10.62	15.59	0.38	20.48	13.82	0.41	0.34	7.81	7.34	106.98
BKMU	Bank Mutual Cp MHC of WI(49.8)	30.01	21,409	333.4	31.00	17.55	30.12	-0.37	56.30	29.74	1.22	1.01	14.73	12.01	133.07
BKUNA	BankUnited Fin. Corp. of FL	18.68	25,597	478.2	19.68	13.70	19.05	-1.94	15.95	15.45	1.33	1.19	14.23	13.12	258.24
BFSB	Bedford Bancshares, Inc. of VA(8)	23.15	2,091	48.4	23.99	13.50	23.25	-0.43	32.36	46.61	1.44	1.43	12.08	12.08	123.27
BRBI	Blue River Bancshares of IN	4.88	1,860	9.1	5.08	4.13	4.53	7.73	-2.98	13.49	-2.42	-0.97	5.31	5.31	51.14
BYFC	Broadway Financial Corp. of CA	11.20	1,819	20.4	13.01	6.45	11.25	-0.44	42.13	21.21	0.78	0.78	8.64	8.64	119.47
BRKL	Brookline Bancorp of MA*	13.37	57,790	772.7	13.86	10.76	13.76	-2.83	8.35	12.35	0.28	0.19	10.62	10.62	24.64
CITZ	CFS Bancorp, Inc of Munster IN	13.98	12,267	171.5	15.46	13.05	14.00	-0.14	-3.05	-2.24	0.51	0.57	12.64	12.64	130.17
CKFB	CKF Bancorp of Danville KY	24.25	704	17.1	25.45	17.26	24.25	0.00	31.79	30.03	1.91	1.91	19.76	18.20	201.76
CAFI	Camco Fin Corp of Cambridge OH	16.81	7,567	127.2	17.10	12.75	16.10	4.41	17.14	18.30	1.33	0.82	12.84	12.45	142.63
CFFN	Capitol Fd Fn MHC of KS (30.0)	30.07	73,121	669.9	32.22	20.20	31.68	-5.08	8.13	4.41	1.21	0.96	13.47	13.47	119.26
CEBK	Central Bncrp of Somerville MA*	31.95	1,662	53.1	36.55	28.05	33.35	-4.20	5.58	6.11	2.06	2.32	24.72	23.38	293.65

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 16, 2003

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
CHFN	Charter Fincl MHC of GA (20.0)	31.09	19,624	123.2	32.75	23.71	31.20	-0.35	3.46	0.03	0.14	0.11	13.12	13.12	48.05
CFSL	Chesterfield Financial of IL	20.87	3,896	81.3	21.08	17.70	20.65	1.07	17.05	2.00	0.75	0.75	18.76	18.64	93.25
CTZN	Citizens First Bancorp of MI	20.45	8,504	173.9	23.61	17.15	20.07	1.89	2.51	-2.90	1.39	1.21	17.42	17.42	117.61
CFSB	Citizens First Fin Corp. of IL	23.80	1,457	34.7	25.86	17.80	24.40	-2.46	19.90	-5.93	1.35	0.91	21.88	21.88	241.37
CSBC	Citizens South Banking of NC	13.45	9,077	122.1	13.80	8.18	12.99	3.54	64.02	31.86	0.52	0.51	10.66	9.78	55.22
CBSA	Coastal Bancorp of Houston TX	29.85	5,147	153.6	33.50	27.01	30.05	-0.67	-6.84	-7.73	3.20	3.62	24.81	20.65	491.52
CFCP	Coastal Fin. Corp. of SC	12.07	10,636	128.4	15.50	10.80	12.80	-5.70	9.73	-11.51	1.01	0.85	6.65	6.65	100.59
CCBI	Commercial Capital Bcrp of CA	13.04	14,355	187.2	13.55	7.76	12.65	3.08	63.00	47.01	1.04	0.37	5.91	5.00	81.71
CFFC	Community Fin. Corp. of VA	15.25	2,059	31.4	16.99	11.54	15.25	0.00	29.79	21.42	1.40	1.31	12.56	12.54	138.93
CIBI	Community Inv. Bncp, Inc of OH	12.33	1,079	13.3	13.53	9.80	12.00	2.75	20.29	9.70	1.05	1.06	11.82	11.82	113.51
SBMC	Connecticut Bancshares of CT*	42.00	11,089	465.7	45.50	25.65	42.50	-1.18	31.05	9.23	2.50	2.41	23.05	20.46	230.37
CRZY	Crazy Woman Creek Bncorp of WY	15.15	812	12.3	15.98	11.70	14.50	4.48	-1.62	19.95	0.24	0.38	16.62	16.33	93.36
DCOM	Dime Community Bancshars of NY*	24.09	25,423	612.4	27.53	18.60	25.35	-4.97	-8.26	25.80	1.89	1.81	10.63	8.38	121.72
DFBS	Dutchfork Bancshares Inc of SC	30.25	1,153	34.9	30.25	23.00	30.00	0.83	16.35	11.09	2.41	0.68	27.48	27.48	194.58
ESBF	ESB Financial Corp. of PA	16.50	10,545	174.0	17.85	8.37	17.61	-6.30	89.87	52.92	0.87	0.92	9.48	8.70	126.57
ESBK	Elmira Svgs Bank, FSB of NY*	29.84	942	28.1	31.00	23.25	28.98	2.97	26.17	16.47	2.51	1.85	22.64	21.96	300.31
EVRT	Evertrust Fin. Grp, Inc. of WA*	25.07	4,835	121.2	25.25	16.55	25.00	0.28	37.37	15.80	1.41	1.27	18.96	18.96	146.05
FFDF	FFD Financial Corp of Dover OH	12.95	1,222	15.8	14.95	10.00	13.26	-2.34	-0.38	7.74	0.74	0.40	13.80	13.80	108.81
FFLC	FFLC Bancorp of Leesburg FL	27.90	5,377	150.0	28.90	17.60	28.05	-0.53	55.87	41.55	1.67	1.64	13.53	13.53	176.80
FFWC	FFW Corporation of Wabash IN	18.20	1,374	25.0	18.72	14.40	18.00	1.11	13.75	9.51	1.66	1.13	17.08	16.35	170.01
FMCO	FMS Fin Corp. of Burlington NJ	20.20	6,464	130.6	20.40	9.15	19.00	6.32	75.35	50.52	1.20	1.19	9.15	8.94	180.58
FFHH	FSF Financial Corp. of MN	26.15	2,321	60.7	27.50	18.62	26.00	0.58	13.70	11.94	2.78	1.50	21.13	18.99	237.24
FDTR	Federal Trust Corp of FL	5.85	6,591	38.6	5.95	3.65	5.25	11.43	42.68	41.65	0.34	0.27	3.92	3.92	65.02
FBCI	Fidelity Bancorp of Chicago IL(8)	29.88	3,160	94.4	31.10	20.80	30.09	-0.70	37.06	-0.40	3.38	3.74	19.50	19.50	228.86
FSBI	Fidelity Bancorp, Inc. of PA	20.15	2,672	53.8	20.31	16.18	21.60	-6.71	16.68	16.68	1.58	1.43	16.71	15.44	235.60
FFFL	Fidelity Bankshares, Inc of FL	22.37	14,900	333.3	22.50	16.60	21.47	4.19	10.14	24.97	1.20	1.08	11.59	11.44	181.16
FFED	Fidelity Fed. Bancorp of IN(8)	1.53	6,841	10.5	3.15	1.20	1.60	-4.38	-41.15	2.00	-0.34	-0.32	1.40	1.40	20.77
FBTC	First BancTrust Corp of IL	19.93	1,282	25.6	19.93	15.40	19.25	3.53	20.79	19.48	1.21	0.84	20.24	20.24	166.35
FBEI	First Bancorp of Indiana of IN	17.39	1,619	28.2	17.94	13.95	16.96	2.54	21.61	20.35	0.87	0.54	18.39	17.08	116.53
FBSI	First Bancshares, Inc. of MO	16.60	1,632	27.1	16.60	10.61	16.00	3.75	36.51	25.28	1.36	1.36	15.96	15.61	163.47
FBBC	First Bell Bancorp, Inc. of PA(8)	26.25	4,536	119.1	26.45	15.05	26.18	0.27	56.25	23.47	1.85	1.76	16.36	16.36	199.68
FCAP	First Capital, Inc. of IN	21.00	2,824	59.3	22.23	15.10	21.09	-0.43	31.25	3.30	1.15	1.15	12.86	12.82	109.26
FDEF	First Defiance Fin. Corp of OH	19.70	6,347	125.0	21.45	15.00	19.73	-0.15	7.89	4.23	2.38	0.62	18.93	18.35	141.26
FESX	First Essex Bancorp, Inc of MA*	37.20	7,718	287.1	38.90	26.48	35.33	5.29	15.31	11.38	2.68	2.54	18.73	16.79	227.42
FFBH	First Fed. Bancshares of AR	28.71	2,687	77.1	32.85	23.65	28.71	0.00	17.66	13.03	2.89	2.68	25.78	25.78	253.03
FTFC	First Fed. Capital Corp. of WI	18.85	19,703	371.4	22.50	16.85	19.08	-1.21	-11.25	-2.38	1.79	-0.01	10.72	8.51	156.99
FFBI	First Federal Bancshares of IL	22.09	2,062	45.5	22.10	17.30	21.80	1.33	26.23	8.82	0.94	0.92	22.81	21.92	153.44
FFSX	First Federal Bankshares of IA	17.94	3,943	70.7	18.20	11.76	17.94	0.00	29.06	23.72	1.29	1.09	18.03	13.26	161.01
FFBZ	First Federal Bncrp, Inc of OH	7.35	3,246	23.9	8.45	6.16	7.20	2.08	2.08	-7.55	0.51	0.59	6.62	6.62	70.68
FFCH	First Fin. Holdings Inc. of SC	27.48	12,723	349.6	32.75	22.58	27.20	1.03	-6.24	10.99	2.18	1.72	12.69	11.45	174.02
FFHS	First Franklin Corp. of OH	15.57	1,635	25.5	16.65	11.30	16.10	-3.29	18.31	15.33	0.79	0.50	14.46	14.46	171.52
FKAN	First Kansas Fin. Corp. of KS	16.10	908	14.6	17.00	12.80	16.85	-4.45	15.00	14.43	0.72	0.64	18.55	18.55	168.89
FKFS	First Keystone Fin., Inc of PA	23.25	1,986	46.2	23.25	13.80	22.50	3.33	29.17	45.31	1.44	1.21	16.40	16.40	273.24
CASH	First Midwest Fin., Inc. of IA	19.00	2,494	47.4	19.10	12.90	18.19	4.45	36.20	19.50	1.21	1.15	18.16	16.80	296.45
FMSB	First Mutual Bncshrs Inc of WA*	19.35	4,281	82.8	19.38	14.86	18.53	4.43	29.09	7.26	1.85	1.55	10.74	10.74	184.58
FNFG	First Niagara Financial of NY(8)*	13.38	66,071	884.0	13.56	9.12	12.93	3.48	35.70	32.48	0.52	0.51	9.71	8.01	51.60
FNFI	First Niles Fin., Inc. of OH	16.30	1,432	23.3	16.60	14.25	16.30	0.00	8.67	1.56	0.75	0.65	12.25	12.25	70.04
FPTB	First PacTrust Bancorp of CA	18.53	5,290	98.0	18.80	13.65	18.56	-0.16	54.42	10.17	0.55	0.57	16.80	16.80	86.94
FPFC	First Place Fin. Corp. of OH	16.50	13,313	219.7	19.91	13.15	16.17	2.04	-7.04	-0.78	1.13	0.58	13.52	11.75	113.84
FSFF	First SecurityFed Fin of IL	30.08	3,953	118.9	30.22	20.35	29.30	2.66	44.89	23.84	2.04	2.03	19.67	19.65	119.01
FSLA	First Sentinel Bancorp of NJ	15.27	27,584	421.2	15.97	12.71	15.58	-1.99	4.95	6.12	0.94	0.91	7.77	7.61	83.06
FBNW	FirstBank NW Corp. of ID	25.71	1,381	35.5	26.25	17.80	25.66	0.19	36.03	25.41	2.01	0.99	21.77	21.77	240.69
FFBK	FloridaFirst Bancorp of FL(8)	23.86	5,374	128.2	24.67	15.92	23.31	2.36	22.67	-0.25	1.05	0.93	18.71	16.71	153.29
FFIC	Flushing Fin. Corp. of NY*	20.07	12,600	252.9	20.84	14.85	19.60	2.40	-0.89	22.53	1.35	1.57	10.76	10.45	137.88
FKKY	Frankfort First Bancorp of KY	18.40	1,246	22.9	18.75	16.00	18.11	1.60	5.99	6.05	1.06	1.06	14.51	14.51	111.30
GUPB	GFSB Bancorp, Inc of Gallup NM	17.60	1,150	20.2	17.64	13.02	17.60	0.00	25.71	6.73	1.45	1.41	14.99	14.99	183.67
GSLA	GS Financial Corp. of LA	19.19	1,388	26.6	19.20	17.35	19.19	0.00	9.97	5.73	0.88	0.87	23.19	23.19	151.18
GCFC	Grand Central Fin. Corp. of OH	12.45	1,646	20.5	12.50	9.01	12.42	0.24	13.28	32.73	0.41	0.25	10.68	10.68	67.14
GTPS	Great American Bancorp of IL	31.00	766	23.7	32.82	22.30	30.70	0.98	37.41	9.54	2.43	1.75	23.14	22.51	224.62
PEDE	Great Pee Dee Bancorp of SC	14.57	1,755	25.6	16.74	12.00	14.57	0.00	16.10	-1.82	0.82	0.94	14.74	14.01	82.42
GAFC	Greater Atlant. Fin Corp of VA	7.00	3,012	21.1	7.99	5.81	7.16	-2.23	10.24	11.82	0.45	-1.91	6.92	6.50	169.57
GCBC	Green Co Bcrp MHC of NY (43.0)	23.00	2,034	20.0	24.49	17.00	23.50	-2.13	26.03	21.05	1.06	1.06	13.87	13.87	120.00
GFED	Guaranty Fed Bancshares of MO	15.70	3,016	47.4	16.25	13.35	15.97	-1.69	14.77	0.26	1.17	0.87	11.99	11.98	124.54
HCBB	HCB Bancshares, Inc. of AR	17.75	1,445	25.6	18.10	14.00	17.25	2.90	10.45	10.94	0.72	0.89	19.26	19.26	174.80
HFFC	HF Financial Corp. of SD	19.50	3,264	63.6	19.55	10.50	19.14	1.88	49.88	36.36	1.34	1.40	15.38	13.78	236.47

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 16, 2003

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2000(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
HMNF	HMN Financial, Inc. of MN	18.30	4,343	79.5	20.25	15.55	18.30	0.00	-4.19	8.73	1.08	0.40	17.24	16.25	175.32
HARB	Harbor Florida Bancshrs of FL	26.92	23,935	644.3	27.27	18.21	26.03	3.42	18.38	19.54	1.50	1.38	10.55	10.38	91.15
HARL	Harleysville Svgs Fin Cp of PA	25.25	2,277	57.5	26.65	19.60	26.50	-4.72	20.24	15.40	2.05	2.04	17.38	17.38	289.55
HWFG	Harrington West Fncl of CA(8)	12.53	4,328	54.2	12.98	10.75	12.85	-2.49	***.**	11.38	1.33	1.35	10.15	8.94	192.93
HFFB	Harrodsburg 1st Fin Bcrp of KY	15.25	1,334	20.3	15.35	10.75	15.00	1.67	29.57	22.49	0.78	0.85	16.68	16.21	125.07
HTHR	Hawthorne Fin. Corp. of CA	29.15	7,681	223.9	33.36	24.64	30.17	-3.38	-8.62	2.14	3.06	3.24	21.69	18.53	333.43
HMLK	Hemlock Fed. Fin. Corp. of IL	28.22	969	27.3	28.65	25.70	28.17	0.18	6.09	4.52	2.04	1.64	22.22	20.80	329.57
HFWA	Heritage Financial Corp of WA	21.97	6,673	146.6	24.47	14.45	22.92	-4.14	42.20	23.36	1.38	1.23	10.46	9.46	88.42
HCBC	High Country Bancorp of CO	26.72	895	23.9	26.75	18.51	24.75	7.96	35.29	10.19	2.10	1.47	19.39	19.39	204.62
HIFS	Hingham Inst. for Sav. of MA*	34.58	2,070	71.6	34.75	28.35	34.75	-0.49	11.55	15.31	2.31	2.35	18.21	18.21	209.29
HCFC	Home City Fin. Corp. of OH	13.60	784	10.7	13.60	9.15	13.00	4.62	10.12	16.24	0.71	0.44	14.87	14.44	193.49
HWEN	Home Financial Bancorp of IN	5.10	1,356	6.9	5.56	3.65	4.95	3.03	2.00	8.74	0.29	0.41	4.91	4.91	46.46
HLFC	Home Loan Financial Corp of OH	15.00	1,643	24.6	15.49	12.85	14.35	4.53	13.21	13.72	1.02	1.02	12.84	12.84	89.72
HFBC	HopFed Bancorp of KY	15.39	3,630	55.9	15.82	11.78	15.26	0.85	20.80	15.98	1.23	1.07	12.98	11.30	128.60
HRZB	Horizon Financial Corp. of WA*	17.20	10,550	181.5	18.00	10.00	17.02	1.06	47.77	40.75	1.15	0.97	10.07	10.02	77.71
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	24.25	191,839	903.4	24.50	13.34	23.94	1.29	24.36	30.17	1.05	1.02	6.95	6.95	77.74
HRBT	Hudson River Bancorp Inc of NY	23.91	15,169	362.7	27.50	20.65	24.34	-1.77	-1.89	-3.39	1.84	1.84	17.02	12.32	164.47
ICBC	Independence Comm Bnk Cp of NY	26.97	55,212	1,489.1	32.53	21.27	27.12	-0.55	-16.32	6.26	2.22	2.19	16.67	13.28	145.32
IFSB	Independence FSB of DC	16.00	1,411	22.6	17.99	10.00	17.10	-6.43	33.33	51.80	-0.20	0.19	16.37	16.37	177.88
JXVL	Jacksonville Bancorp Inc of TX	28.60	1,795	51.3	30.30	22.75	28.38	0.78	21.39	2.14	3.53	3.55	23.63	21.72	248.51
JXSB	Jcksnville Bcp MHC of IL(45.6)	16.20	1,921	14.1	16.39	10.20	14.00	15.71	30.75	49.86	0.47	0.30	10.70	9.06	134.73
KFBI	Klamath First Bancorp of OR	16.66	6,859	114.3	17.75	13.24	17.25	-3.42	1.03	3.80	1.04	0.78	17.35	11.74	215.43
LSBX	LSB Corp of No. Andover MA*	13.50	4,204	56.8	14.02	11.00	13.50	0.00	-1.82	10.29	0.67	0.58	12.67	12.67	103.66
LSBI	LSB Fin. Corp. of Lafayette IN	22.26	1,364	30.4	22.26	17.45	22.26	0.00	17.16	14.39	2.06	1.43	18.94	18.94	231.28
LARL	Laurel Capital Group Inc of PA	19.24	1,877	36.1	21.15	17.25	19.03	1.10	-6.83	0.10	1.56	1.55	14.49	14.49	144.46
LNCB	Lincoln Bancorp of IN	18.49	4,452	82.3	19.30	16.27	18.20	1.59	1.04	11.25	0.96	0.68	17.62	17.11	121.31
LOGN	Logansport Fin. Corp. of IN	17.75	852	15.1	18.20	14.40	17.50	1.43	2.01	5.59	1.83	1.68	18.32	18.32	171.32
MAFB	MAF Bancorp, Inc. of IL	33.51	23,310	781.1	39.95	28.60	33.89	-1.12	-15.72	-1.44	3.28	2.69	22.18	17.79	256.75
MFBC	MFB Corp. of Mishawaka IN	25.01	1,267	31.7	25.55	20.10	24.88	0.52	3.09	9.36	0.48	-0.39	26.16	26.16	343.50
MSBF	MSB Financial, Inc of MI	12.62	1,301	16.4	16.00	11.00	13.00	-2.92	2.60	8.23	1.23	0.63	11.47	10.09	79.34
MASB	MassBank Corp. of Reading MA*	30.00	4,539	136.2	35.50	26.70	30.50	-1.64	3.45	6.01	2.01	1.91	25.18	24.94	223.82
MTXC	Matrix Bancorp, Inc. of CO	9.50	6,491	61.7	13.10	7.40	10.00	-5.00	-24.54	0.32	-0.63	-0.69	10.61	10.61	261.51
MFLR	Mayflower Co-Op. Bank of MA*	17.08	1,354	23.1	17.10	12.97	17.09	-0.06	18.20	18.12	1.07	0.95	11.17	11.08	136.62
MCBF	Monarch Community Bncrp of MI	13.90	2,314	32.2	14.32	10.01	14.04	-1.00	39.00	22.57	0.53	0.19	16.06	16.06	91.56
MBBC	Monterey Bay Bancorp of CA(8)	26.04	3,461	90.1	26.66	16.60	25.95	0.35	37.78	30.53	1.81	1.76	16.83	16.64	180.82
MFSF	MutualFirst Fin. Inc. of IN	23.54	5,276	124.2	24.04	17.47	23.87	-1.38	20.78	19.07	1.64	1.43	17.66	17.48	147.17
MYST	Mystic Financial of MA*	19.36	1,468	28.4	19.60	16.20	18.90	2.43	3.81	5.68	1.12	0.82	17.41	17.41	284.52
NASB	NASB Fin, Inc. of Grandview MO	23.25	8,440	196.2	25.95	19.16	23.48	-0.98	-6.25	1.09	2.34	1.69	13.42	13.30	131.13
NHTB	NH Thrift Bancshares of NH	22.00	1,963	43.2	23.99	15.00	23.75	-7.37	16.40	18.28	2.19	1.28	17.76	11.58	247.96
NMIL	Newmil Bancorp, Inc. of CT*	23.00	4,229	97.3	23.46	17.60	22.40	2.68	2.68	15.29	1.65	1.57	13.01	10.91	162.02
NBSI	North Bancshares of Chicago IL	16.50	1,143	18.9	17.00	11.25	17.00	-2.94	34.69	11.19	0.55	0.43	12.08	12.08	119.37
FFFD	North Central Bancshares of IA	33.90	1,607	54.5	36.75	23.00	33.90	0.00	25.09	9.35	3.82	3.82	23.93	20.84	264.85
NEIB	Northeast Indiana Bncrp of IN	17.20	1,484	25.5	17.60	13.10	17.00	1.18	7.84	8.86	1.16	0.89	17.93	17.93	151.32
NEPF	Northeast PA Fin. Corp of PA	15.99	4,177	66.8	18.00	13.96	16.00	-0.06	-7.03	1.85	0.90	0.74	16.36	13.25	220.90
NWSB	Northwest Bcrp MHC of PA(25.4)	15.60	47,660	189.4	16.99	9.98	16.10	-3.11	7.59	5.48	0.83	0.80	7.07	5.41	103.87
OCFC	OceanFirst Fin. Corp of NJ	22.79	13,778	314.0	24.73	16.75	22.58	0.93	3.40	1.51	1.48	1.16	9.83	9.71	126.65
ONFC	Oneida Fincl MHC of NY (45.7)	26.99	4,907	58.8	27.46	16.56	25.42	6.18	38.41	49.94	0.70	0.57	9.86	7.40	85.51
OTFC	Oregon Trail Fin. Corp. of OR(8)	23.51	3,035	71.4	23.88	17.95	23.74	-0.97	23.09	12.49	1.72	1.66	19.38	19.36	125.26
PBNC	PFS Bancorp Inc of IN	17.27	1,474	25.5	17.60	14.25	16.50	4.67	15.13	11.06	0.55	0.57	17.88	17.88	81.89
PHSB	PHSB Financial Corp of PA	18.00	2,917	52.5	18.00	14.00	17.89	0.61	25.87	15.02	0.90	0.82	16.07	16.07	117.76
PVFC	PVF Capital Corp. of OH	13.62	5,786	78.8	14.39	9.15	14.23	-4.29	24.61	8.53	1.37	0.78	9.85	9.85	120.27
PPBI	Pacific Premier Bncrp of CA(8)	6.20	1,334	8.3	7.10	2.50	5.45	13.76	63.16	16.76	1.67	1.52	8.23	8.23	174.24
PBCI	Pamrapo Bancorp, Inc. of NJ	17.30	5,146	89.0	19.00	13.53	18.50	-6.49	4.03	1.82	1.37	1.43	10.02	10.02	117.42
PFED	Park Bancorp of Chicago IL	26.50	1,194	31.6	26.50	19.40	25.30	4.74	32.04	15.97	1.81	1.75	24.76	24.76	220.88
PVSA	Parkvale Financial Corp of PA	23.49	5,563	130.7	30.55	20.95	23.17	1.38	-15.35	1.86	1.53	1.61	17.81	15.71	292.15
PRTR	Partners Trust MHC of NY(46.4)	19.90	14,204	131.1	20.49	12.95	20.20	-1.49	25.95	25.00	0.68	0.84	11.81	9.11	93.52
PBHC	Pathfinder BC MHC of NY (39.1)*	15.05	2,442	15.4	15.25	10.38	15.02	0.20	10.26	2.31	0.70	0.48	8.56	6.57	115.74
PFSB	PennFed Fin. Services of NJ	28.11	6,979	196.2	28.79	22.12	27.35	2.78	1.85	3.54	2.16	2.03	16.96	16.44	262.06
PFDC	Peoples Bancorp of Auburn IN	20.00	3,441	68.8	21.09	15.86	20.30	-1.48	12.36	2.56	1.58	1.49	18.17	17.30	147.67
PBCT	Peoples Bank, MHC of CT (40.8)*	27.15	61,800	682.8	27.64	21.11	27.00	0.56	-0.80	7.74	0.97	0.93	15.43	13.55	191.79
PCBI	Peoples Community Bcrp. of OH	24.65	2,513	61.9	25.50	19.80	24.50	0.61	17.49	8.59	1.44	1.58	17.88	15.94	251.12
PSFC	Peoples Sidney Fin. Corp of OH	15.00	1,443	21.6	15.15	11.26	14.30	4.90	26.05	20.00	0.57	0.57	11.92	11.92	96.36
PHFC	Pittsburgh Fin Corp of PA	14.23	1,425	20.3	15.00	10.65	13.83	2.89	2.37	18.58	0.57	0.69	15.98	15.87	266.46
PFSL	Pocahontas Bancorp, Inc. of AR	11.85	4,279	50.7	12.47	9.25	12.23	-3.11	19.70	7.73	1.08	0.69	11.25	7.19	159.73
PORT	Port Fin. Corp of Brighton MA(8)	53.62	5,288	283.5	53.80	31.80	53.66	-0.07	46.42	20.17	2.65	2.39	23.42	23.42	292.45

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 16, 2003

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2000(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
PFNC	Progress Financial Corp. of PA	14.38	7,089	101.9	15.23	6.76	14.70	-2.18	59.78	30.02	0.66	0.74	9.09	8.93	156.15
PBCP	Provident Bcp MHC of NY (45.1)	31.66	7,972	114.8	33.05	26.01	32.99	-4.03	13.07	1.96	1.26	1.22	14.18	12.31	132.73
PROV	Provident Fin. Holdings of CA	30.70	4,969	152.5	31.75	20.45	31.50	-2.54	48.52	15.94	2.94	0.58	20.40	20.40	237.90
PULB	Pulaski Fin Cp of St. Louis MO	24.49	2,713	66.4	24.54	17.61	24.00	2.04	28.49	14.12	2.06	0.38	12.51	12.51	159.42
QCBC	Quaker City Bancorp, Inc of CA	37.30	6,360	237.2	38.49	27.62	37.40	-0.27	26.01	13.27	3.62	3.45	21.20	21.13	246.61
RIVR	River Valley Bancorp of IN	33.05	811	26.8	33.36	23.20	31.71	4.23	19.31	8.40	3.15	1.84	25.44	25.40	276.23
RVSB	Riverview Bancorp, Inc. of WA	16.82	4,359	73.3	17.71	13.60	17.63	-4.59	18.45	12.13	1.00	1.09	12.51	12.42	96.33
ROME	Rome Bncp Inc MHC of NY (41.6)*	31.00	2,866	36.4	31.00	16.50	29.80	4.03	50.56	23.51	0.89	0.85	12.61	12.61	89.20
RSLN	Roslyn Bancorp, Inc. of NY*	19.00	78,300	1,487.7	24.00	15.30	19.23	-1.20	-19.63	5.38	1.92	1.87	7.01	6.99	138.97
SCFS	Seacoast Fin Serv Corp of MA*	19.72	23,092	455.4	25.76	16.88	20.27	-2.71	-8.87	-1.45	1.59	1.60	13.38	11.85	163.53
SFBI	Security Financial Bcrp of IN(8)	23.81	1,864	44.4	24.50	18.70	23.81	0.00	20.86	2.01	0.21	0.39	19.87	19.87	106.63
SVBI	Severn Bancorp Inc of MD	22.40	4,143	92.8	25.10	13.65	23.15	-3.24	60.00	40.00	2.30	2.05	10.93	10.85	118.68
SKBO	Skibo Fin Corp MHC of PA(39.8)	14.00	3,151	17.2	15.50	11.61	14.06	-0.43	7.69	0.00	0.11	0.11	7.43	7.43	49.70
SOBI	Sobieski Bancorp of S. Bend IN	13.49	671	9.1	14.10	10.96	13.43	0.45	1.28	0.00	-4.34	-3.45	15.65	15.65	195.03
SFFS	Sound Fed Bancorp Inc of NY	13.70	13,247	181.5	14.05	6.78	13.55	1.11	94.33	25.92	0.62	0.62	10.07	9.02	55.90
SSFC	South Street Fin. Corp. of NC*	8.90	3,080	27.4	8.90	6.80	8.80	1.14	28.80	18.83	0.54	0.53	8.12	8.12	72.05
SMBC	Southern Missouri Bncrp of MO	24.65	1,155	28.5	25.00	17.45	24.40	1.02	29.06	17.94	2.32	2.32	21.70	18.95	243.45
STFR	St. Francis Cap. Corp. of WI	25.00	9,399	235.0	25.50	20.25	24.95	0.20	1.42	6.75	2.48	1.14	19.88	18.47	244.01
SFFC	StateFed Financial Corp. of IA	11.75	1,279	15.0	12.65	8.71	11.72	0.26	11.90	-2.57	0.15	0.12	11.12	11.12	78.73
STSA	Sterling Financial Corp of WA	22.07	14,436	318.6	22.60	14.43	22.37	-1.34	13.18	28.99	1.92	1.86	16.70	13.37	264.70
STBI	Sturgis Bancorp of MI	11.26	2,800	31.5	11.31	9.16	10.76	4.65	19.79	7.75	1.00	0.40	9.80	7.98	105.96
SUFI	Superior Financial Corp of AR	23.50	8,279	194.6	23.67	14.37	19.36	21.38	19.05	27.93	1.94	1.84	16.06	9.27	211.04
THRD	TF Fin. Corp. of Newtown PA	30.27	2,738	82.9	31.20	19.62	25.69	17.83	24.31	22.50	1.65	1.24	23.01	21.24	263.05
THTL	Thistle Group Holdings of PA	14.95	5,269	78.8	15.75	10.13	15.18	-1.52	15.89	27.67	0.91	0.84	14.62	13.16	155.19
TONE	TierOne Corporation of NE	20.55	22,575	463.9	20.75	13.15	19.86	3.47	105.50	35.55	0.72	0.53	15.33	15.33	95.01
TSBK	Timberland Bancorp, Inc. of WA	21.21	4,253	90.2	21.21	14.80	20.40	3.97	23.03	16.22	1.70	1.49	17.82	17.82	102.47
TRYF	Troy Financial Corp of Troy NY	26.90	9,347	251.4	30.25	22.84	27.05	-0.55	3.10	-0.30	1.45	1.42	16.57	13.23	131.64
UCBC	Union Community Bancorp of IN	17.25	2,278	39.3	17.35	13.56	17.30	-0.29	16.55	9.87	1.23	1.23	16.50	15.25	123.46
UFBS	Union Fin Bancshares Inc of SC	15.25	1,965	30.0	15.99	12.29	15.05	1.33	12.96	12.88	0.91	0.83	14.22	11.51	175.45
UCFC	United Community Fin. of OH	9.10	34,415	313.2	9.39	7.51	9.12	-0.22	10.30	5.20	0.63	0.46	7.85	6.74	57.93
UPFC	United PanAm Fin. Corp of CA(8)	8.89	15,873	141.1	10.70	5.50	9.75	-8.82	31.70	42.24	0.87	0.88	5.88	5.88	75.31
UTBI	United Tenn. Bancshares of TN	13.85	1,273	17.6	14.50	10.03	14.00	-1.07	31.90	18.99	1.41	1.39	12.67	12.00	88.04
WSFS	WSFS Financial Corp. of DE*	36.30	7,826	284.1	36.90	20.65	35.80	1.40	49.69	10.10	17.50	17.45	25.21	25.21	247.65
WVFC	WVS Financial Corp. of PA	17.70	2,586	45.8	18.13	15.10	17.50	1.14	11.81	11.18	1.50	1.48	11.63	11.63	157.86
WSBI	Warwick Community Bncrp of NY*	30.00	4,646	139.4	33.05	22.95	29.82	0.60	24.22	5.89	1.98	1.96	16.67	16.12	178.81
WFSL	Washington Federal, Inc. of WA	22.47	69,580	1,563.5	25.05	18.64	22.71	-1.06	-8.29	-0.53	2.12	2.09	14.20	13.69	105.08
WAYN	Wayne Savings Bancorp of OH	13.35	3,889	51.9	15.22	10.25	13.00	2.69	-3.96	26.06	0.56	0.51	11.18	11.18	90.93
WYPT	Waypoint Financial Corp of PA	18.20	32,665	594.5	19.74	15.60	18.24	-0.22	-5.75	2.25	1.44	1.14	12.93	12.57	171.52
WCFB	Wbstr Cty Fed MHC of IA (38.5)	20.17	1,888	14.6	21.24	16.85	20.45	-1.37	3.44	6.16	0.74	0.74	11.88	11.81	55.95
WEFC	Wells Fin. Corp. of Wells MN	22.91	1,131	25.9	23.33	17.20	22.95	-0.17	4.14	9.88	2.98	1.49	22.89	22.89	200.23
WEBK	West Essex Bp MHC of NJ (40.1)(8)	35.12	4,891	68.9	35.90	18.00	35.14	-0.06	63.35	0.66	0.24	0.32	10.61	10.05	78.60
WOFC	Western Ohio Fin. Corp. of OH	24.48	1,793	43.9	25.32	18.65	24.03	1.87	16.46	17.47	1.31	1.04	24.10	24.10	193.42
WGBC	Willow Grove Bancorp of PA	16.00	11,336	181.4	16.15	9.94	15.38	4.03	31.36	15.11	0.64	0.57	11.14	11.05	73.16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of May 16, 2003

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(179)	10.16	9.64	0.87	9.11	6.98	0.72	6.83	0.80	172.28	1.02	14.76	129.76	12.83	139.82	16.84	0.44	2.24	30.84
NYSE Traded Companies(12)	7.19	6.36	1.20	16.95	10.22	1.15	8.92	0.63	141.94	1.25	9.99	155.59	11.10	180.19	12.15	0.38	1.41	13.73
AMEX Traded Companies(14)	10.23	9.89	0.80	7.91	6.88	0.52	4.63	0.58	219.35	0.96	14.13	116.38	11.85	122.97	17.68	0.53	2.55	33.60
NASDAQ Listed OTC Companies(153)	10.40	9.89	0.85	8.55	6.71	0.70	6.87	0.83	171.44	1.00	15.25	128.79	13.07	137.93	17.18	0.44	2.29	32.24
California Companies(16)	8.66	8.43	1.18	14.33	8.74	1.23	9.58	0.40	262.69	1.14	10.99	155.57	13.05	161.77	10.70	0.21	0.79	10.79
Florida Companies(7)	7.57	7.19	0.98	12.15	6.75	0.88	10.87	0.61	175.75	0.77	15.66	178.35	14.18	186.60	17.60	0.25	1.15	18.98
Mid-Atlantic Companies(35)	8.91	8.26	0.84	9.81	6.66	0.74	8.22	0.42	238.19	1.04	15.68	143.05	12.68	156.99	16.91	0.43	2.13	33.41
Mid-West Companies(85)	10.92	10.47	0.80	7.80	6.89	0.61	5.49	1.12	117.60	0.99	15.26	119.50	12.81	127.24	17.96	0.48	2.59	34.47
New England Companies(7)	7.81	6.22	0.74	9.51	6.64	0.33	3.63	0.19	533.29	1.20	12.28	132.56	10.28	173.58	17.43	0.72	2.62	32.43
North-West Companies(8)	11.30	10.51	1.22	10.76	7.49	1.09	9.49	0.51	229.38	1.14	13.73	138.29	15.88	153.70	16.78	0.50	2.41	33.83
South-East Companies(14)	12.21	11.76	1.00	9.04	7.27	0.83	7.40	0.56	121.83	0.87	15.03	118.65	13.67	124.44	16.05	0.41	2.33	32.25
South-West Companies(4)	7.48	6.86	0.87	11.65	9.82	0.79	10.65	0.82	73.22	0.78	10.53	112.20	8.41	123.95	9.59	0.38	1.55	15.59
Western Companies (Excl CA)(3)	10.45	10.34	0.36	2.32	0.94	0.30	1.28	1.90	37.32	1.55	12.72	106.17	10.97	106.71	18.18	0.33	1.68	23.81
Thrift Strategy(169)	10.35	9.86	0.86	8.87	6.87	0.73	6.75	0.80	171.05	1.01	15.04	129.19	13.01	138.06	16.99	0.45	2.29	31.89
Mortgage Banker Strategy(8)	6.91	5.70	0.87	12.38	8.38	0.54	7.94	0.61	220.65	1.18	10.38	139.94	9.86	175.79	14.14	0.29	1.26	10.98
Real Estate Strategy(2)	8.25	8.24	1.15	14.54	10.38	0.72	9.15	1.21	30.83	0.55	9.64	132.89	10.97	133.10	15.50	0.36	2.80	26.84
Companies Issuing Dividends(159)	10.29	9.75	0.91	9.44	7.08	0.76	7.17	0.76	176.73	0.99	14.75	130.07	13.00	140.16	17.00	0.48	2.47	33.56
Companies Without Dividends(20)	8.85	8.46	0.44	5.77	5.89	0.34	3.47	1.08	124.89	1.23	14.85	126.60	11.13	136.36	13.99	0.00	0.00	0.00
Equity/Assets <6%(13)	5.17	4.71	0.62	11.25	6.87	0.72	2.00	0.94	96.84	1.34	14.08	136.80	7.07	149.90	15.15	0.26	1.27	20.09
Equity/Assets 6-12%(121)	8.73	8.16	0.86	9.87	7.53	0.68	7.75	0.85	180.24	1.03	13.57	135.08	11.73	147.18	15.96	0.46	2.22	29.24
Equity/Assets >12%(45)	15.29	14.88	0.97	6.49	5.57	0.83	5.51	0.60	176.97	0.89	18.38	113.58	17.32	117.36	19.99	0.43	2.55	38.89
Actively Traded Companies(13)	7.93	6.86	1.06	13.58	7.73	0.90	11.09	0.85	184.71	1.10	11.40	161.38	12.88	192.89	13.71	0.49	2.22	23.73
Market Value Below $20 Million(21)	11.56	11.30	0.35	2.39	6.35	0.38	2.80	1.44	70.91	0.96	15.76	100.73	11.66	103.47	15.19	0.37	2.55	35.42
Holding Company Structure(177)	10.16	9.63	0.87	9.16	7.02	0.72	6.88	0.80	172.28	1.02	14.78	129.67	12.82	139.85	16.80	0.44	2.26	30.94
Assets Over $1 Billion(53)	8.25	7.40	1.04	12.81	7.75	0.85	8.78	0.60	206.56	1.15	13.20	156.03	12.79	176.20	15.38	0.41	1.83	23.47
Assets $500 Million-$1 Billion(39)	9.75	9.14	0.87	9.13	7.18	0.67	6.58	0.62	172.11	0.91	15.07	125.44	12.30	134.39	17.77	0.48	2.34	34.08
Assets $250-$500 Million(41)	10.46	10.07	0.86	8.47	6.44	0.74	7.03	0.94	197.87	0.99	15.15	123.44	12.83	130.37	17.61	0.46	2.32	33.02
Assets less than $250 Million(46)	12.45	12.26	0.66	5.27	6.39	0.57	4.59	1.16	84.90	0.96	16.16	107.64	13.29	109.40	17.15	0.42	2.59	36.05
Goodwill Companies(107)	9.65	8.81	0.95	10.29	7.41	0.80	7.68	0.66	188.60	1.02	14.09	133.35	12.64	149.56	16.50	0.47	2.29	30.83
Non-Goodwill Companies(71)	10.99	10.99	0.72	7.10	6.22	0.59	5.45	1.06	140.01	1.02	16.07	123.04	13.05	123.04	17.42	0.40	2.19	31.17
Acquirors of FSLIC Cases(6)	8.64	8.27	0.75	8.99	4.90	0.69	7.65	1.61	60.71	1.01	10.71	142.50	12.33	150.84	16.11	0.43	1.93	17.95

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 16, 2003

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(31)	10.59	9.97	1.26	11.61	7.98	1.07	9.43	0.25	295.92	1.11	13.76	163.79	16.56	170.89	15.87	0.55	2.31	33.87
NYSE Traded Companies(4)	12.90	10.70	1.81	17.67	7.78	0.79	6.01	0.49	173.57	0.81	11.04	205.33	24.40	210.28	18.01	0.76	2.37	32.75
AMEX Traded Companies(4)	9.03	8.72	0.55	7.38	4.82	0.52	6.96	0.00	0.00	1.23	12.87	144.93	12.77	149.00	16.99	0.41	1.86	22.47
NASDAQ Listed OTC Companies(23)	10.46	10.07	1.29	11.26	8.60	1.22	10.56	0.19	333.57	1.15	14.23	159.67	15.82	169.50	15.50	0.54	2.38	35.17
Mid-Atlantic Companies(11)	10.02	8.88	2.06	16.82	11.90	1.64	11.36	0.38	198.68	0.99	11.08	196.12	18.70	205.35	13.22	0.62	2.21	28.32
New England Companies(16)	10.91	10.46	0.80	8.95	5.79	0.74	8.40	0.17	366.26	1.19	15.26	147.48	15.48	157.13	17.15	0.54	2.30	36.01
North-West Companies(3)	10.59	10.56	1.20	11.82	7.29	1.03	10.08	0.10	511.18	1.39	14.40	161.07	16.59	161.35	16.65	0.41	2.01	29.73
South-East Companies(1)	11.27	11.27	0.76	6.81	6.07	0.75	6.68	0.00	0.00	0.33	16.48	109.61	12.35	109.61	16.79	0.40	4.49	74.07
Thrift Strategy(28)	10.90	10.24	1.03	10.94	6.44	0.83	8.66	0.23	307.06	1.07	14.43	159.26	16.74	166.10	16.77	0.54	2.34	35.26
Mortgage Banker Strategy(1)	5.04	5.03	1.45	26.30	10.11	1.41	25.62	0.23	176.62	1.35	9.90	271.04	13.67	271.82	10.16	0.60	3.16	31.25
Diversified Strategy(2)	9.21	8.78	4.22	14.96	27.71	4.18	14.18	0.35	277.62	1.57	7.98	171.30	15.51	182.78	8.36	0.58	1.57	18.48
Companies Issuing Dividends(31)	10.59	9.97	1.26	11.61	7.98	1.07	9.43	0.25	295.92	1.11	13.76	163.79	16.56	170.89	15.87	0.55	2.31	33.87
Equity/Assets <6%(3)	5.60	5.26	1.01	17.00	8.54	0.90	15.34	0.17	183.63	1.21	12.38	197.11	10.83	207.12	14.53	0.44	2.20	26.66
Equity/Assets 6-12%(22)	8.95	8.18	1.35	12.13	8.73	1.13	9.54	0.32	294.53	1.01	13.39	165.98	14.85	174.24	15.41	0.60	2.33	32.74
Equity/Assets >12%(6)	20.82	20.68	1.02	6.20	4.38	0.88	5.44	0.08	417.25	1.53	17.63	134.17	27.50	135.10	20.25	0.38	2.31	44.93
Actively Traded Companies(6)	10.30	10.05	1.02	10.23	6.45	0.97	9.84	0.14	442.30	1.18	15.73	152.38	15.39	157.77	16.64	0.66	2.56	41.00
Holding Company Structure(28)	10.86	10.19	1.30	11.65	8.08	1.10	9.36	0.23	301.89	1.12	13.69	164.41	16.96	172.15	15.82	0.53	2.27	33.28
Assets Over $1 Billion(15)	12.52	11.46	1.73	13.77	9.66	1.38	9.84	0.29	285.29	1.08	11.88	182.50	20.67	193.12	13.45	0.62	2.26	30.27
Assets $500 Million-$1 Billion(6)	9.18	8.73	1.05	11.39	6.93	0.94	10.12	0.14	355.61	1.29	14.85	163.35	14.85	175.06	16.81	0.48	2.11	31.57
Assets $250-$500 Million(7)	8.19	8.05	0.79	10.04	6.91	0.71	8.98	0.24	275.20	1.13	15.08	139.33	11.21	141.49	17.38	0.48	2.15	33.11
Assets less than $250 Million(3)	10.02	10.00	0.61	6.38	4.76	0.73	7.32	0.00	0.00	0.90	16.22	134.43	13.26	134.84	18.52	0.51	3.34	65.07
Goodwill Companies(21)	9.43	8.50	1.16	13.28	7.12	0.90	10.32	0.30	289.09	1.04	13.48	176.03	16.20	187.44	15.36	0.61	2.28	31.63
Non-Goodwill Companies(9)	13.44	13.44	1.53	7.69	10.11	1.48	7.34	0.12	327.78	1.27	14.17	137.81	17.80	137.81	16.69	0.42	2.26	36.80

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 16, 2003

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(15)	13.13	12.23	0.72	6.14	3.01	0.67	5.64	0.69	150.18	1.16	24.51	205.95	26.50	219.12	24.63	0.53	2.46	48.02
BIF-Insured Thrifts(5)	10.70	10.16	0.84	8.15	3.58	0.79	7.52	0.56	160.18	0.98	24.19	218.86	23.06	234.40	26.48	0.62	2.58	49.18
AMEX Traded Companies(2)	17.51	17.51	0.65	3.70	2.69	0.64	3.71	0.51	148.39	1.19	NM	137.89	23.90	137.89	NM	0.23	1.89	44.44
NASDAQ Listed OTC Companies(18)	11.90	11.00	0.77	7.02	3.22	0.71	6.42	0.68	153.09	1.10	24.42	217.76	25.79	234.05	25.10	0.59	2.56	48.93
Mid-Atlantic Companies(13)	11.28	10.37	0.78	7.29	3.24	0.74	6.86	0.77	162.08	1.03	23.25	222.40	24.11	237.52	22.92	0.45	2.23	49.11
Mid-West Companies(4)	12.88	12.04	0.91	7.05	3.66	0.79	5.81	0.58	97.13	0.79	25.57	187.04	23.96	205.68	28.48	0.66	2.80	48.31
New England Companies(2)	11.52	11.03	0.53	5.02	3.04	0.55	5.09	0.34	219.69	1.41	27.99	161.87	18.16	174.08	29.19	0.88	3.43	44.44
South-East Companies(1)	27.30	27.30	0.28	1.05	0.45	0.22	0.83	0.52	144.34	2.74	NM	236.97	64.70	236.97	NM	0.80	2.57	0.00
Thrift Strategy(19)	12.74	11.94	0.77	6.69	3.14	0.71	6.14	0.68	146.78	1.09	24.02	211.21	26.23	224.72	24.51	0.50	2.31	48.49
Diversified Strategy(1)	8.05	7.07	0.51	6.34	3.57	0.49	6.08	0.41	244.61	1.60	27.99	175.96	14.16	200.37	29.19	1.56	5.75	0.00
Companies Issuing Dividends(20)	12.49	11.68	0.75	6.67	3.16	0.70	6.13	0.66	152.53	1.11	24.42	209.35	25.59	223.36	25.10	0.55	2.49	48.49
Equity/Assets 6-12%(12)	9.33	8.31	0.77	8.09	3.63	0.69	7.17	0.74	159.62	1.01	23.46	224.36	21.12	244.03	24.97	0.59	2.48	49.97
Equity/Assets >12%(8)	17.90	17.47	0.72	4.23	2.37	0.73	4.37	0.52	139.54	1.29	28.26	183.61	33.25	190.89	25.47	0.49	2.51	45.02
Holding Company Structure(17)	11.83	11.12	0.79	7.06	3.29	0.73	6.36	0.67	150.86	0.96	23.37	212.26	24.13	224.32	24.65	0.49	2.35	49.30
Assets Over $1 Billion(7)	9.92	8.65	0.95	9.62	4.10	0.91	9.15	0.47	133.65	0.94	24.82	223.47	21.90	255.20	25.30	0.65	2.50	41.17
Assets $500 Million-$1 Billion(3)	16.54	16.39	0.43	3.37	1.86	0.40	3.13	0.32	176.14	1.50	NM	195.04	33.84	199.32	NM	0.50	2.29	44.44
Assets $250-$500 Million(6)	10.09	8.93	0.62	5.96	2.77	0.51	4.81	1.26	141.06	1.29	21.50	235.25	24.49	245.79	NM	0.41	1.80	56.80
Assets less than $250 Million(4)	16.94	16.91	0.82	4.86	2.98	0.80	4.76	0.38	185.83	0.90	24.48	163.01	27.25	163.26	24.48	0.61	3.50	64.15
Goodwill Companies(11)	10.46	8.93	0.78	7.45	3.68	0.72	6.71	0.60	161.80	1.09	24.93	196.32	20.41	222.90	25.88	0.59	2.71	46.85
Non-Goodwill Companies(9)	14.74	14.74	0.73	5.80	2.59	0.69	5.49	0.75	139.30	1.14	23.21	223.83	31.34	223.83	22.74	0.51	2.25	50.94
MHC Institutions(20)	12.49	11.68	0.75	6.67	3.16	0.70	6.13	0.66	152.53	1.11	24.42	209.35	25.59	223.36	25.10	0.55	2.49	48.49

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 16, 2003

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE	Traded Companies																		
AF	Astoria Financial Corp. of NY	6.65	5.82	1.08	15.70	11.34	1.02	14.88	0.18	208.74	0.70	8.82	140.24	9.32	160.13	9.30	0.88	3.48	30.66
BBX	BankAtlantic Bancorp of FL	8.26	6.69	1.21	14.90	10.63	1.04	12.75	0.45	187.06	1.24	9.41	135.20	11.16	166.92	10.99	0.12	1.08	10.17
CFB	Commercial Federal Corp. of NE	5.69	4.31	0.79	13.75	11.08	0.28	4.82	0.90	90.33	1.38	9.03	123.23	7.01	162.51	25.74	0.40	1.92	17.32
DSL	Downey Financial Corp. of CA	7.44	7.42	0.91	13.06	8.93	0.64	9.20	0.66	43.90	0.33	11.19	138.05	10.28	138.55	15.88	0.36	0.86	9.57
FED	FirstFed Financial Corp. of CA	8.77	8.57	1.33	16.13	10.64	1.21	14.67	0.14	NA	1.89	9.40	141.39	12.39	144.68	10.34	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	4.82	4.82	1.88	37.69	14.20	-0.48	-9.69	1.34	39.12	1.17	7.04	223.45	10.77	223.45	NM	0.20	1.16	8.16
GDW	Golden West Fin. Corp. of CA	7.42	7.42	1.51	20.32	8.33	1.50	20.20	0.63	64.05	0.46	12.00	226.62	16.82	226.62	12.08	0.34	0.44	5.30
GPT	GreenPoint Fin. Corp. of NY*	8.50	6.73	2.36	27.23	11.21	1.05	12.09	1.24	28.16	0.81	8.92	238.55	20.27	301.12	20.10	1.25	2.58	23.02
NDE	IndyMac Bancorp of CA	9.32	8.95	1.73	16.57	10.92	-0.72	-6.92	1.03	51.30	1.20	9.16	149.38	13.92	155.50	NM	0.40	1.67	15.33
NYB	New York Community Bcrp of NY*	11.22	5.61	2.37	20.50	6.79	2.19	18.95	0.12	270.47	0.71	14.72	273.56	30.69	NM	15.92	1.12	3.18	46.86
PFB	PFF Bancorp, Inc. of Pomona CA	8.66	8.62	1.16	12.47	8.61	1.13	12.10	0.59	166.90	1.14	11.61	150.58	13.04	151.30	11.97	0.40	1.14	13.29
PFS	Provident Financal Serv of NJ*	22.84	22.22	0.79	3.44	2.54	0.90	3.96	0.16	323.32	1.05	NM	135.38	30.92	139.16	NM	0.16	0.87	34.04
SOV	Sovereign Bancorp, Inc. of PA	6.99	3.69	0.91	13.32	8.84	0.83	12.23	0.70	108.79	1.31	11.31	140.02	9.79	265.32	12.32	0.10	0.66	7.46
SIB	Staten Island Bancorp of NY*	9.06	8.26	1.72	19.51	10.56	-0.97	-10.98	0.46	72.32	0.68	9.47	173.80	15.74	190.57	NM	0.52	2.06	27.08
WBS	Webster Financial Corp. of CT	7.46	5.22	1.22	15.36	9.40	1.10	13.92	0.44	188.77	1.39	10.64	159.52	11.90	227.88	11.74	0.84	2.24	23.86
WES	Westcorp of Irvine CA	4.84	4.84	0.72	14.13	9.70	6.26	NM	0.52	412.41	2.76	10.31	139.40	6.75	139.48	1.19	0.52	2.29	23.64
AMEX	Traded Companies																		
ANE	Alliance Bncp of New Eng of CT*	6.48	6.47	0.86	14.51	6.53	0.86	14.51	NA	NA	1.46	15.30	198.43	12.86	198.82	15.30	0.30	1.49	22.73
BYS	Bay State Bancorp, Inc. of MA(8)	10.43	10.43	1.34	13.21	5.75	1.28	12.60	0.06	NA	0.96	17.40	215.74	22.51	215.74	18.24	0.40	1.51	26.32
BHL	Berkshire Hills Bancorp of MA*	11.20	10.22	0.18	1.49	1.22	-0.12	-0.98	NA	NA	1.31	NM	132.32	14.82	144.99	NM	0.48	1.83	NM
BFD	BostonFed Bancorp, Inc. of MA	6.01	5.29	-0.08	-1.32	-1.06	-0.62	-10.05	NA	NA	1.24	NM	130.36	7.84	148.18	NM	0.64	2.42	NM
CNY	Carver Bancorp, Inc. of NY	7.56	7.53	0.77	9.99	10.76	0.77	9.99	0.36	231.00	1.40	9.29	88.01	6.65	88.38	9.29	0.20	1.36	12.66
EFC	EFC Bancorp, Inc of Elgin IL	9.22	9.22	0.82	8.42	6.78	0.80	8.23	0.21	192.19	0.53	14.74	121.46	11.20	121.46	15.08	0.56	2.84	41.79
FCB	Falmouth Bancorp, Inc. of MA*	10.61	10.61	0.30	2.76	1.96	0.73	6.77	NA	NA	1.13	NM	140.77	14.94	140.77	20.80	0.52	2.00	NM
FAB	FirstFed America Bancorp of MA	8.00	5.77	0.95	13.13	9.22	0.09	1.20	0.14	552.59	1.53	10.84	129.43	10.35	179.29	NM	0.80	2.70	29.30
GAF	GA Financial Corp., Inc. of PA	11.12	11.11	0.81	7.14	5.43	0.72	6.33	0.26	172.64	0.85	18.40	134.04	14.90	134.18	20.76	0.80	3.08	56.74
GOV	Gouverneur Bcp MHC of NY(42.4)	20.02	20.02	0.75	3.70	2.87	0.67	3.31	0.75	102.01	1.17	NM	127.99	25.62	127.99	NM	0.26	2.67	NM
KNK	Kankakee Bancorp, Inc. of IL	7.52	6.75	0.42	5.45	6.18	0.28	3.65	2.42	52.67	1.79	16.19	87.83	6.61	97.95	24.19	0.60	1.55	25.10
KYF	Kentucky First Bancorp of KY	17.23	17.23	1.25	7.52	6.13	1.25	7.52	NA	NA	0.99	16.32	121.37	20.91	121.37	16.32	0.64	3.57	58.18
NBN	Northeast Bancorp of Auburn ME*	7.82	7.60	0.84	10.78	9.58	0.59	7.56	NA	NA	1.02	10.44	108.21	8.47	111.42	14.88	0.32	2.13	22.22
SZB	SouthFirst Bancshares of AL	8.90	8.51	0.38	3.99	5.22	-0.20	-2.08	NA	NA	1.03	19.16	82.54	7.34	86.36	NM	0.60	4.29	NM
SRN	Southern Banc Company of AL	16.63	16.62	0.83	5.04	6.62	0.62	3.73	0.07	160.98	0.36	15.10	74.67	12.42	74.70	20.42	0.35	2.41	36.46
TSH	Teche Hlding Cp of Franklin LA	10.95	10.95	1.20	11.09	8.94	1.18	10.92	0.42	156.24	0.96	11.18	119.96	13.14	119.96	11.35	0.50	1.68	18.80
WSB	Washington SB, FSB of Bowie MD	11.10	11.10	1.15	10.96	8.80	0.58	5.56	NA	NA	0.69	11.37	176.22	19.57	176.22	22.43	0.11	1.33	15.07
WFD	Westfield Finl MHC of MA(47.0)*	15.00	15.00	0.55	3.69	2.50	0.62	4.11	0.27	194.76	1.21	NM	147.78	22.17	147.78	NM	0.20	1.11	44.44
WFI	Winton Financial Corp. of OH	8.32	8.29	1.16	14.43	10.71	0.80	9.96	1.21	30.83	0.43	9.34	127.51	10.61	127.92	13.54	0.41	3.40	31.78
WRO	Woronoco Bancorp, Inc of MA	10.42	10.16	0.72	7.02	5.68	0.54	5.29	0.10	424.97	0.66	17.61	119.61	12.46	122.60	23.37	0.62	2.48	43.66
NASDAQ	Listed OTC Companies																		
AMFC	AMB Fin. Corp. of Munster IN	7.59	7.59	0.70	9.24	8.07	0.69	9.04	0.87	65.68	0.76	12.39	114.51	8.69	114.51	12.66	0.24	1.36	16.90
ASBP	ASB Financial Corp. of OH	10.41	10.41	1.42	13.41	8.19	1.23	11.64	NA	NA	0.81	12.21	163.04	16.97	163.04	14.06	0.52	3.30	40.31
ABBKE	Abington Bancorp of MA*	5.94	4.92	0.50	8.34	5.95	0.40	6.69	0.22	190.63	1.07	16.79	140.13	8.33	169.36	20.95	0.44	2.00	33.59
AABC	Access Anytime Bancorp of NM	7.20	6.35	0.53	7.14	7.98	0.12	1.62	0.87	52.15	0.60	12.53	90.04	6.49	102.17	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	5.98	3.99	0.74	9.51	8.43	0.66	8.46	0.75	40.39	0.48	11.86	108.42	6.48	162.63	13.34	0.48	2.13	25.26
ALLB	Alliance Bank MHC of PA (20.0)	9.44	9.44	0.26	2.74	0.84	0.27	2.84	2.98	31.52	1.86	NM	329.45	31.11	329.45	NM	0.36	1.08	NM
ASBI	Ameriana Bancorp of IN	8.55	8.23	-0.61	-7.48	-7.11	-0.39	-4.81	4.26	44.55	2.77	NM	111.12	9.50	115.49	NM	0.64	4.64	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.40	7.76	1.35	16.94	8.58	1.01	12.60	NA	NA	1.06	11.65	187.77	15.77	203.24	15.67	0.40	1.72	20.10
ALFC	Atlantic Liberty Fincl of NY	17.48	17.48	0.72	6.51	4.06	0.72	6.51	NA	NA	0.48	24.64	110.86	19.38	110.86	24.64	0.00	0.00	0.00
BCSB	BCSB Bankcorp MHC of MD (36.0)	7.30	6.86	0.45	5.37	2.62	0.37	4.45	0.18	189.33	0.55	NM	200.38	14.63	213.22	NM	0.50	3.19	NM
BKMU	Bank Mutual Cp MHC of WI(49.8)	11.07	9.03	0.91	8.27	4.07	0.75	6.84	0.33	139.78	0.76	24.60	203.73	22.55	249.88	29.71	0.40	1.33	32.79
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.08	0.56	10.11	7.12	0.50	9.04	0.64	50.88	0.58	14.05	131.27	7.23	142.38	15.70	0.00	0.00	0.00
BFSB	Bedford Bancshares, Inc. of VA(8)	9.80	9.80	1.23	12.52	6.22	1.22	12.43	NA	NA	0.55	16.08	191.64	18.78	191.64	16.19	0.52	2.25	36.11
BRBI	Blue River Bancshares of IN	10.38	10.38	-3.94	-40.27	NM	-1.58	-16.14	5.93	30.46	2.94	NM	91.90	9.54	91.90	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	7.23	7.23	0.73	9.45	6.96	0.73	9.45	0.04	NA	0.91	14.36	129.63	9.37	129.63	14.36	0.15	1.34	19.23
BRKL	Brookline Bancorp of MA*	43.10	43.10	1.17	3.27	2.09	0.79	2.22	0.01	NA	1.81	NM	125.89	54.26	125.89	NM	0.34	2.54	NM
CITZ	CFS Bancorp, Inc of Munster IN	9.71	9.71	0.39	3.83	3.65	0.44	4.28	1.85	30.07	0.96	27.41	110.60	10.74	110.60	24.53	0.44	3.15	NM
CKFB	CKF Bancorp of Danville KY	9.79	9.02	0.95	9.92	7.88	0.95	9.92	1.79	23.49	0.53	12.70	122.72	12.02	133.24	12.70	0.80	3.30	41.88
CAFI	Camco Fin Corp of Cambridge OH	9.00	8.73	0.93	10.30	7.91	0.58	6.35	1.47	36.00	0.77	12.64	130.92	11.79	135.02	20.50	0.56	3.33	42.11
CFFN	Capitol Fd Fn MHC of KS (30.0)	11.29	11.29	1.01	9.06	4.02	0.80	7.19	0.13	41.32	0.11	24.85	223.24	25.21	223.24	NM	0.92	3.06	NM
CEBK	Central Bncrp of Somerville MA*	8.42	7.96	0.73	8.67	6.45	0.83	9.76	NA	NA	0.84	15.51	129.25	10.88	136.66	13.77	0.48	1.50	23.30
CHFN	Charter Fincl MHC of GA (20.0)	27.30	27.30	0.28	1.05	0.45	0.22	0.83	0.52	144.34	2.74	NM	236.97	64.70	236.97	NM	0.80	2.57	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 16, 2003

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
CFSL	Chesterfield Financial of IL	20.12	19.99	0.81	3.93	3.59	0.81	3.93	0.07	525.81	0.83	27.83	111.25	22.38	111.96	27.83	0.24	1.15	32.00
CTZN	Citizens First Bancorp of MI	14.81	14.81	1.23	7.96	6.80	1.07	6.93	0.28	400.51	1.33	14.71	117.39	17.39	117.39	16.90	0.32	1.56	23.02
CFSB	Citizens First Fin Corp. of IL	9.06	9.06	0.56	6.20	5.67	0.38	4.18	2.39	29.09	0.88	17.63	108.78	9.86	108.78	26.15	0.40	1.68	29.63
CSBC	Citizens South Banking of NC	19.30	17.71	0.99	6.30	3.87	0.97	6.17	0.16	370.37	0.99	25.87	126.17	24.36	137.53	26.37	0.24	1.78	46.15
CBSA	Coastal Bancorp of Houston TX	5.05	4.20	0.65	13.18	10.72	0.74	14.91	0.77	94.30	0.96	9.33	120.31	6.07	144.55	8.25	0.48	1.61	15.00
CFCP	Coastal Fin. Corp. of SC	6.61	6.61	1.14	16.42	8.37	0.96	13.82	NA	NA	1.40	11.95	181.50	12.00	181.50	14.20	0.22	1.82	21.78
CCBI	Commercial Capital Bcrp of CA	7.23	6.12	1.48	18.37	7.98	0.53	6.54	0.02	NA	0.58	12.54	220.64	15.96	260.80	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	9.04	9.03	1.05	10.77	9.18	0.99	10.08	0.83	74.51	0.76	10.89	121.42	10.98	121.61	11.64	0.36	2.36	25.71
CIBI	Community Inv. Bncp, Inc of OH	10.41	10.41	0.94	9.05	8.52	0.95	9.14	NA	NA	0.56	11.74	104.31	10.86	104.31	11.63	0.32	2.60	30.48
SBMC	Connecticut Bancshares of CT*	10.01	8.88	1.11	11.07	5.95	1.07	10.67	0.10	608.96	1.01	16.80	182.21	18.23	205.28	17.43	0.72	1.71	28.80
CRZY	Crazy Woman Creek Bncorp of WY	17.80	17.49	0.26	1.45	1.58	0.41	2.29	0.97	52.11	0.74	NM	91.16	16.23	92.77	NM	0.48	3.17	NM
DCOM	Dime Community Bancshars of NY*	8.73	6.88	1.65	18.57	7.85	1.58	17.78	0.04	NA	0.71	12.75	226.62	19.79	287.47	13.31	0.56	2.32	29.63
DFBS	Dutchfork Bancshares Inc of SC	14.12	14.12	1.19	8.44	7.97	0.33	2.38	0.42	48.00	0.77	12.55	110.08	15.55	110.08	NM	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	7.49	6.87	0.70	9.97	5.27	0.74	10.54	0.27	113.59	1.21	18.97	174.05	13.04	189.66	17.93	0.33	2.00	37.93
ESBK	Elmira Svgs Bank, FSB of NY*	7.54	7.31	0.84	11.39	8.41	0.62	8.40	0.60	116.96	1.01	11.89	131.80	9.94	135.88	16.13	0.76	2.55	30.28
EVRT	Evertrust Fin. Grp, Inc. of WA*	12.98	12.98	0.99	7.40	5.62	0.89	6.67	0.03	NA	1.52	17.78	132.23	17.17	132.23	19.74	0.48	1.91	34.04
FFDF	FFD Financial Corp of Dover OH	12.68	12.68	0.68	5.44	5.71	0.37	2.94	NA	NA	0.75	17.50	93.84	11.90	93.84	NM	0.40	3.09	54.05
FFLC	FFLC Bancorp of Leesburg FL	7.65	7.65	0.99	12.98	5.99	0.98	12.74	0.39	143.81	0.73	16.71	206.21	15.78	206.21	17.01	0.40	1.43	23.95
FFWC	FFW Corporation of Wabash IN	10.05	9.62	0.97	10.07	9.12	0.66	6.85	1.26	87.54	2.05	10.96	106.56	10.71	111.31	16.11	0.60	3.30	36.14
FMCO	FMS Fin Corp. of Burlington NJ	5.07	4.95	0.71	13.82	5.94	0.70	13.71	0.57	65.23	1.16	16.83	220.77	11.19	225.95	16.97	0.12	0.59	10.00
FFHH	FSF Financial Corp. of MN	8.91	8.00	1.21	13.99	10.63	0.65	7.55	1.08	27.99	0.44	9.41	123.76	11.02	137.70	17.43	1.20	4.59	43.17
FDTR	Federal Trust Corp of FL	6.03	6.03	0.63	9.80	5.81	0.50	7.78	1.41	38.72	0.65	17.21	149.23	9.00	149.23	21.67	0.04	0.68	11.76
FBCI	Fidelity Bancorp of Chicago IL(8)	8.52	8.52	1.51	19.25	11.31	1.67	21.30	0.37	75.41	0.53	8.84	153.23	13.06	153.23	7.99	0.40	1.34	11.83
FSBI	Fidelity Bancorp, Inc. of PA	7.09	6.55	0.69	10.12	7.84	0.62	9.16	NA	NA	1.05	12.75	120.59	8.55	130.51	14.09	0.48	2.38	30.38
FFFL	Fidelity Bankshares, Inc of FL	6.40	6.31	0.73	10.20	5.36	0.65	9.18	NA	NA	0.46	18.64	193.01	12.35	195.54	20.71	0.40	1.79	33.33
FFED	Fidelity Fed. Bancorp of IN(8)	6.74	6.74	-1.64	-24.29	-22.22	-1.54	-22.86	2.43	21.08	1.03	NM	109.29	7.37	109.29	NM	0.00	0.00	NM
FBTC	First BancTrust Corp of IL	12.17	12.17	0.75	5.70	6.07	0.52	3.96	NA	NA	1.76	16.47	98.47	11.98	98.47	23.73	0.20	1.00	16.53
FBEI	First Bancorp of Indiana of IN	15.78	14.66	0.77	4.59	5.00	0.48	2.85	0.23	241.59	0.83	19.99	94.56	14.92	101.81	NM	0.46	2.65	52.87
FBSI	First Bancshares, Inc. of MO	9.76	9.55	0.85	8.80	8.19	0.85	8.80	NA	NA	0.56	12.21	104.01	10.15	106.34	12.21	0.16	0.96	11.76
FBBC	First Bell Bancorp, Inc. of PA(8)	8.19	8.19	0.95	11.43	7.05	0.90	10.87	0.20	52.00	0.31	14.19	160.45	13.15	160.45	14.91	0.60	2.29	32.43
FCAP	First Capital, Inc. of IN	11.77	11.73	1.10	9.32	5.48	1.10	9.32	NA	NA	0.85	18.26	163.30	19.22	163.81	18.26	0.52	2.48	45.22
FDEF	First Defiance Fin. Corp of OH	13.40	12.99	1.62	12.59	12.08	0.42	3.28	0.31	281.49	1.33	8.28	104.07	13.95	107.36	NM	0.60	3.05	25.21
FESX	First Essex Bancorp, Inc of MA*	8.24	7.38	1.19	14.96	7.20	1.13	14.18	0.29	280.52	1.24	13.88	198.61	16.36	221.56	14.65	0.96	2.58	35.82
FFBH	First Fed. Bancshares of AR	10.19	10.19	1.14	11.09	10.07	1.05	10.29	1.07	21.04	0.32	9.93	111.37	11.35	111.37	10.71	0.64	2.23	22.15
FTFC	First Fed. Capital Corp. of WI	6.83	5.42	1.20	17.51	9.50	-0.01	-0.10	0.30	124.64	0.56	10.53	175.84	12.01	221.50	NM	0.56	2.97	31.28
FFBI	First Federal Bancshares of IL	14.87	14.29	0.75	4.43	4.26	0.74	4.34	0.69	44.46	0.65	23.50	96.84	14.40	100.78	24.01	0.32	1.45	34.04
FFSX	First Federal Bankshares of IA	11.20	8.24	0.79	7.13	7.19	0.67	6.03	NA	NA	1.14	13.91	99.50	11.14	135.29	16.46	0.32	1.78	24.81
FFBZ	First Federal Bncrp, Inc of OH	9.37	9.37	0.73	7.76	6.94	0.84	8.98	0.20	324.68	0.76	14.41	111.03	10.40	111.03	12.46	0.22	2.99	43.14
FFCH	First Fin. Holdings Inc. of SC	7.29	6.58	1.23	16.85	7.93	0.97	13.29	0.68	102.59	0.85	12.61	216.55	15.79	240.00	15.98	0.76	2.77	34.86
FFHS	First Franklin Corp. of OH	8.43	8.43	0.46	5.66	5.07	0.29	3.58	0.78	56.62	0.67	19.71	107.68	9.08	107.68	NM	0.30	1.93	37.97
FKAN	First Kansas Fin. Corp. of KS	10.98	10.98	0.43	3.96	4.47	0.38	3.52	0.34	50.58	0.43	22.36	86.79	9.53	86.79	25.16	0.20	1.24	27.78
FKFS	First Keystone Fin., Inc of PA	6.00	6.00	0.55	8.92	6.19	0.46	7.49	0.67	75.35	0.93	16.15	141.77	8.51	141.77	19.21	0.40	1.72	27.78
CASH	First Midwest Fin., Inc. of IA	6.13	5.67	0.48	6.83	6.37	0.45	6.49	NA	NA	1.42	15.70	104.63	6.41	113.10	16.52	0.52	2.74	42.98
FMSB	First Mutual Bncshrs Inc of WA*	5.82	5.82	1.09	16.36	9.56	0.91	13.70	0.06	NA	1.20	10.46	180.17	10.48	180.17	12.48	0.28	1.45	15.14
FNFG	First Niagara Financial of NY(8)*	18.82	15.52	1.01	5.36	3.89	0.99	5.25	0.32	206.47	1.08	25.73	137.80	25.93	167.04	26.24	0.20	1.49	38.46
FNFI	First Niles Fin., Inc. of OH	17.49	17.49	1.09	6.04	4.60	0.95	5.24	1.28	59.25	1.91	21.73	133.06	23.27	133.06	25.08	0.56	3.44	74.67
FPTB	First PacTrust Bancorp of CA	19.32	19.32	0.67	3.30	2.97	0.69	3.42	NA	NA	0.74	NM	110.30	21.31	110.30	NM	0.20	1.08	36.36
FPFC	First Place Fin. Corp. of OH	11.88	10.32	0.96	8.24	6.85	0.49	4.23	1.06	59.59	1.05	14.60	122.04	14.49	140.43	28.45	0.50	3.03	44.25
FSFF	First SecurityFed Fin of IL	16.53	16.51	1.77	10.70	6.78	1.76	10.65	0.51	122.67	0.97	14.75	152.92	25.28	153.08	14.82	0.52	1.73	25.49
FSLA	First Sentinel Bancorp of NJ	9.35	9.16	1.15	11.58	6.16	1.11	11.21	0.06	904.02	1.05	16.24	196.53	18.38	200.66	16.78	0.42	2.75	44.68
FBNW	FirstBank NW Corp. of ID	9.04	9.04	0.87	9.55	7.82	0.43	4.71	0.55	188.31	1.31	12.79	118.10	10.68	118.10	25.97	0.60	2.33	29.85
FFBK	FloridaFirst Bancorp of FL(8)	12.21	10.90	0.68	5.78	4.40	0.60	5.12	NA	NA	0.92	22.72	127.53	15.57	142.79	25.66	0.28	1.17	26.67
FFIC	Flushing Fin. Corp. of NY*	7.80	7.58	1.06	12.93	6.73	1.23	15.04	0.12	326.84	0.55	14.87	186.52	14.56	192.06	12.78	0.40	1.99	29.63
FKKY	Frankfort First Bancorp of KY	13.04	13.04	0.93	7.30	5.76	0.93	7.30	NA	NA	0.07	17.36	126.81	16.53	126.81	17.36	1.12	6.09	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	8.16	8.16	0.81	10.15	8.24	0.79	9.87	NA	NA	NA	12.14	117.41	9.58	117.41	12.48	0.44	2.50	30.34
GSLA	GS Financial Corp. of LA	15.34	15.34	0.60	3.55	4.59	0.60	3.51	0.33	70.82	0.64	21.81	82.75	12.69	82.75	22.06	0.40	2.08	45.45
GCFC	Grand Central Fin. Corp. of OH	15.91	15.91	0.59	3.77	3.29	0.36	2.30	0.71	46.22	0.57	NM	116.57	18.54	116.57	NM	0.36	2.89	NM
GTPS	Great American Bancorp of IL	10.30	10.02	1.10	9.98	7.84	0.80	7.19	NA	NA	1.03	12.76	133.97	13.80	137.72	17.71	0.44	1.42	18.11
PEDE	Great Pee Dee Bancorp of SC	17.88	17.00	1.06	5.62	5.63	1.21	6.44	1.09	81.75	1.16	17.77	98.85	17.68	104.00	15.50	0.56	3.84	68.29
GAFC	Greater Atlant. Fin Corp of VA	4.08	3.83	0.29	6.46	6.43	-1.23	-27.40	0.35	100.12	0.66	15.56	101.16	4.13	107.69	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.0)	11.56	11.56	0.94	7.97	4.61	0.94	7.97	0.15	306.30	0.85	21.70	165.83	19.17	165.83	21.70	0.68	2.96	64.15
GFED	Guaranty Fed Bancshares of MO	9.63	9.62	0.93	9.32	7.45	0.69	6.93	0.40	185.02	0.88	13.42	130.94	12.61	131.05	18.05	0.60	3.82	51.28
HCBB	HCB Bancshares, Inc. of AR	11.02	11.02	0.39	3.67	4.06	0.48	4.53	4.38	16.59	1.73	24.65	92.16	10.15	92.16	19.94	0.36	2.03	50.00
HFFC	HF Financial Corp. of SD	6.50	5.83	0.58	8.84	6.87	0.61	9.23	1.13	50.14	0.76	14.55	126.79	8.25	141.51	13.93	0.46	2.36	34.33
HMNF	HMN Financial, Inc. of MN	9.83	9.27	0.65	6.28	5.90	0.24	2.33	0.81	91.72	0.97	16.94	106.15	10.44	112.62	NM	0.72	3.93	66.67
HARB	Harbor Florida Bancshrs of FL	11.57	11.39	1.74	14.93	5.57	1.60	13.73	0.15	458.28	0.96	17.95	255.17	29.53	259.34	19.51	0.52	1.93	34.67

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 16, 2003

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
HARL	Harleysville Svgs Fin Cp of PA	6.00	6.00	0.76	12.34	8.12	0.75	12.28	0.04	734.69	0.68	12.32	145.28	8.72	145.28	12.38	0.64	2.53	31.22
HWFG	Harrington West Fncl of CA(8)	5.26	4.63	0.69	13.33	10.61	0.70	13.53	0.02	NA	0.87	9.42	123.45	6.49	140.16	9.28	0.16	1.28	12.03
HFFB	Harrodsburg 1st Fin Bcrp of KY	13.34	12.96	0.69	4.67	5.11	0.75	5.09	NA	NA	0.60	19.55	91.43	12.19	94.08	17.94	0.60	3.93	NM
HTHR	Hawthorne Fin. Corp. of CA	6.51	5.56	1.05	15.97	10.50	1.11	16.91	0.42	329.98	1.66	9.53	134.39	8.74	157.31	9.00	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	6.74	6.31	0.64	9.43	7.23	0.51	7.58	NA	NA	0.69	13.83	127.00	8.56	135.67	17.21	0.64	2.27	31.37
HFWA	Heritage Financial Corp of WA	11.83	10.70	1.55	12.42	6.28	1.39	11.07	0.43	289.70	1.56	15.92	210.04	24.85	232.24	17.86	0.54	2.46	39.13
HCBC	High Country Bancorp of CO	9.48	9.48	1.06	11.36	7.86	0.74	7.95	2.37	39.22	1.12	12.72	137.80	13.06	137.80	18.18	0.50	1.87	23.81
HIFS	Hingham Inst. for Sav. of MA*	8.70	8.70	1.15	13.04	6.68	1.17	13.26	0.17	385.29	0.86	14.97	189.90	16.52	189.90	14.71	0.68	1.97	29.44
HCFC	Home City Fin. Corp. of OH	7.69	7.46	0.37	4.79	5.22	0.23	2.97	NA	NA	0.47	19.15	91.46	7.03	94.18	NM	0.44	3.24	61.97
HWEN	Home Financial Bancorp of IN	10.57	10.57	0.59	6.08	5.69	0.84	8.60	2.05	27.79	0.73	17.59	103.87	10.98	103.87	12.44	0.12	2.35	41.38
HLFC	Home Loan Financial Corp of OH	14.31	14.31	1.22	8.19	6.80	1.22	8.19	NA	NA	NA	14.71	116.82	16.72	116.82	14.71	0.66	4.40	64.71
HFBC	HopFed Bancorp of KY	10.09	8.79	1.17	9.75	7.99	1.02	8.48	0.08	499.15	0.57	12.51	118.57	11.97	136.19	14.38	0.44	2.86	35.77
HRZB	Horizon Financial Corp. of WA*	12.96	12.89	1.52	11.69	6.69	1.28	9.86	0.20	511.18	1.44	14.96	170.80	22.13	171.66	17.73	0.46	2.67	40.00
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	8.94	8.94	1.49	15.46	4.33	1.45	15.02	NA	NA	0.37	23.10	348.92	31.19	348.92	23.77	0.48	1.98	45.71
HRBT	Hudson River Bancorp Inc of NY	10.35	7.49	1.12	11.41	7.70	1.12	11.41	0.84	182.40	2.32	12.99	140.48	14.54	194.07	12.99	0.52	2.17	28.26
ICBC	Independence Comm Bnk Cp of NY	11.47	9.14	1.55	13.60	8.23	1.53	13.42	0.70	135.48	1.38	12.15	161.79	18.56	203.09	12.32	0.64	2.37	28.83
IFSB	Independence FSB of DC	9.20	9.20	-0.11	-1.24	-1.25	0.10	1.17	NA	NA	0.62	NM	97.74	8.99	97.74	NM	0.00	0.00	NM
JXVL	Jacksonville Bancorp Inc of TX	9.51	8.74	1.50	16.13	12.34	1.51	16.22	NA	NA	NA	8.10	121.03	11.51	131.68	8.06	0.60	2.10	17.00
JXSB	Jcksnville Bcp MHC of IL(45.6)	7.94	6.72	0.36	4.55	2.90	0.23	2.90	1.64	58.25	1.78	NM	151.40	12.02	178.81	NM	0.30	1.85	63.83
KFBI	Klamath First Bancorp of OR	8.05	5.45	0.48	6.12	6.24	0.36	4.59	0.15	333.67	1.25	16.02	96.02	7.73	141.91	21.36	0.52	3.12	50.00
LSBX	LSB Corp of No. Andover MA*	12.22	12.22	0.64	5.19	4.96	0.55	4.50	0.01	NA	1.84	20.15	106.55	13.02	106.55	23.28	0.48	3.56	71.64
LSBI	LSB Fin. Corp. of Lafayette IN	8.19	8.19	0.91	11.22	9.25	0.63	7.79	1.41	49.41	0.84	10.81	117.53	9.62	117.53	15.57	0.50	2.25	24.27
LARL	Laurel Capital Group Inc of PA	10.03	10.03	1.09	10.92	8.11	1.08	10.85	0.11	590.13	1.05	12.33	132.78	13.32	132.78	12.41	0.76	3.95	48.72
LNCB	Lincoln Bancorp of IN	14.52	14.10	0.83	5.17	5.19	0.59	3.66	0.45	124.35	0.80	19.26	104.94	15.24	108.07	27.19	0.48	2.60	50.00
LOGN	Logansport Fin. Corp. of IN	10.69	10.69	1.06	9.77	10.31	0.97	8.97	1.08	95.23	1.35	9.70	96.89	10.36	96.89	10.57	0.56	3.15	30.60
MAFB	MAF Bancorp, Inc. of IL	8.64	6.93	1.31	15.81	9.79	1.07	12.96	0.62	52.71	0.45	10.22	151.08	13.05	188.36	12.46	0.72	2.15	21.95
MFBC	MFB Corp. of Mishawaka IN	7.62	7.62	0.14	1.80	1.92	-0.12	-1.47	0.85	150.78	1.82	NM	95.60	7.28	95.60	NM	0.44	1.76	NM
MSBF	MSB Financial, Inc of MI	14.46	12.72	1.53	10.56	9.75	0.78	5.41	1.52	35.56	0.72	10.26	110.03	15.91	125.07	20.03	0.46	3.65	37.40
MASB	MassBank Corp. of Reading MA*	11.25	11.14	0.91	7.86	6.70	0.86	7.47	0.04	592.19	0.86	14.93	119.14	13.40	120.29	15.71	0.92	3.07	45.77
MTXC	Matrix Bancorp, Inc. of CO	4.06	4.06	-0.24	-5.84	-6.63	-0.27	-6.39	2.37	20.62	2.80	NM	89.54	3.63	89.54	NM	0.00	0.00	NM
MFLR	Mayflower Co-Op. Bank of MA*	8.18	8.11	0.78	9.57	6.26	0.69	8.50	NA	NA	1.24	15.96	152.91	12.50	154.15	17.98	0.60	3.51	56.07
MCBF	Monarch Community Bncrp of MI	17.35	17.35	0.62	3.89	3.81	0.22	1.39	1.64	50.53	1.19	26.23	86.55	15.02	86.55	NM	0.20	1.44	37.74
MBBC	Monterey Bay Bancorp of CA(8)	9.31	9.20	1.07	11.41	6.95	1.04	11.10	0.47	288.90	1.54	14.39	154.72	14.40	156.49	14.80	0.00	0.00	0.00
MFSF	MutualFirst Fin. Inc. of IN	12.00	11.88	1.12	8.77	6.97	0.97	7.65	0.81	102.27	0.97	14.35	133.30	16.00	134.67	16.46	0.40	1.70	24.39
MYST	Mystic Financial of MA*	6.12	6.12	0.44	6.68	5.79	0.32	4.89	0.17	323.34	0.86	17.29	111.20	6.80	111.20	23.61	0.36	1.86	32.14
NASB	NASB Fin, Inc. of Grandview MO	10.23	10.14	2.00	18.75	10.06	1.44	13.54	1.38	46.99	0.79	9.94	173.25	17.73	174.81	13.76	0.68	2.92	29.06
NHTB	NH Thrift Bancshares of NH	7.16	4.67	0.88	13.35	9.95	0.52	7.80	0.08	966.83	1.19	10.05	123.87	8.87	189.98	17.19	0.72	3.27	32.88
NMIL	Newmil Bancorp, Inc. of CT*	8.03	6.73	1.07	13.06	7.17	1.01	12.43	0.21	365.02	1.33	13.94	176.79	14.20	210.82	14.65	0.60	2.61	36.36
NBSI	North Bancshares of Chicago IL	10.12	10.12	0.45	4.59	3.33	0.35	3.59	NA	NA	0.40	30.00	136.59	13.82	136.59	NM	0.44	2.67	NM
FFFD	North Central Bancshares of IA	9.04	7.87	1.51	16.21	11.27	1.51	16.21	0.37	202.24	0.90	8.87	141.66	12.80	162.67	8.87	0.84	2.48	21.99
NEIB	Northeast Indiana Bncrp of IN	11.85	11.85	0.76	6.51	6.74	0.59	5.00	2.56	31.27	1.18	14.83	95.93	11.37	95.93	19.33	0.52	3.02	44.83
NEPF	Northeast PA Fin. Corp of PA	7.41	6.00	0.41	5.50	5.63	0.33	4.52	0.55	105.40	1.06	17.77	97.74	7.24	120.68	21.61	0.48	3.00	53.33
NWSB	Northwest Bcrp MHC of PA(25.4)	6.81	5.21	0.88	12.63	5.32	0.85	12.18	0.52	95.33	0.78	18.80	220.65	15.02	288.35	19.50	0.32	2.05	38.55
OCFC	OceanFirst Fin. Corp of NJ	7.76	7.67	1.18	14.64	6.49	0.92	11.47	0.21	283.66	0.78	15.40	231.84	17.99	234.71	19.65	0.80	3.51	54.05
ONFC	Oneida Fincl MHC of NY (45.7)	11.53	8.65	0.85	7.28	2.59	0.69	5.93	0.12	414.15	1.06	NM	273.73	31.56	NM	NM	0.54	2.00	NM
OTFC	Oregon Trail Fin. Corp. of OR(8)	15.47	15.46	1.34	8.97	7.32	1.30	8.66	0.22	272.52	0.96	13.67	121.31	18.77	121.44	14.16	0.44	1.87	25.58
PBNC	PFS Bancorp Inc of IN	21.83	21.83	0.67	2.95	3.18	0.70	3.06	0.48	128.21	0.79	NM	96.59	21.09	96.59	NM	0.30	1.74	54.55
PHSB	PHSB Financial Corp of PA	13.65	13.65	0.78	5.28	5.00	0.71	4.81	0.18	278.43	1.01	20.00	112.01	15.29	112.01	21.95	0.40	2.22	44.44
PVFC	PVF Capital Corp. of OH	8.19	8.19	1.14	14.65	10.06	0.65	8.34	NA	NA	0.66	9.94	138.27	11.32	138.27	17.46	0.30	2.20	21.90
PPBI	Pacific Premier Bncrp of CA(8)	4.72	4.72	0.92	21.49	26.94	0.83	19.56	2.66	44.40	1.55	3.71	75.33	3.56	75.33	4.08	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.53	8.53	1.23	14.12	7.92	1.28	14.74	0.44	97.69	0.67	12.63	172.65	14.73	172.65	12.10	0.80	4.62	58.39
PFED	Park Bancorp of Chicago IL	11.21	11.21	0.87	7.46	6.83	0.84	7.21	0.11	200.35	0.39	14.64	107.03	12.00	107.03	15.14	0.60	2.26	33.15
PVSA	Parkvale Financial Corp of PA	6.10	5.38	0.52	8.70	6.51	0.55	9.16	0.49	187.19	1.22	15.35	131.89	8.04	149.52	14.59	0.72	3.07	47.06
PRTR	Partners Trust MHC of NY(46.4)	12.63	9.74	0.84	6.31	3.42	1.03	7.79	0.91	92.05	1.40	29.26	168.50	21.28	218.44	23.69	0.28	1.41	41.18
PBHC	Pathfinder BC MHC of NY (39.1)*	7.40	5.68	0.60	8.18	4.65	0.41	5.61	1.15	46.49	0.83	21.50	175.82	13.00	229.07	NM	0.40	2.66	57.14
PFSB	PennFed Fin. Services of NJ	6.47	6.27	0.81	12.71	7.68	0.76	11.95	0.10	354.72	0.49	13.01	165.74	10.73	170.99	13.85	0.40	1.42	18.52
PFDC	Peoples Bancorp of Auburn IN	12.30	11.72	1.09	8.92	7.90	1.03	8.41	0.66	61.76	0.55	12.66	110.07	13.54	115.61	13.42	0.64	3.20	40.51
PBCT	Peoples Bank, MHC of CT (40.8)*	8.05	7.07	0.51	6.34	3.57	0.49	6.08	0.41	244.61	1.60	27.99	175.96	14.16	200.37	29.19	1.56	5.75	NM
PCBI	Peoples Community Bcrp. of OH	7.12	6.35	0.63	8.44	5.84	0.69	9.26	1.58	91.53	1.76	17.12	137.86	9.82	154.64	15.60	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.37	12.37	0.60	4.79	3.80	0.60	4.79	1.39	38.18	0.62	26.32	125.84	15.57	125.84	26.32	0.48	3.20	NM
PHFC	Pittsburgh Fin Corp of PA	6.00	5.96	0.20	3.60	4.01	0.24	4.35	1.41	57.60	1.34	24.96	89.05	5.34	89.67	20.62	0.38	2.67	66.67
PPSL	Pocahontas Bancorp, Inc. of AR	7.04	4.50	0.75	9.75	9.11	0.48	6.23	NA	NA	0.84	10.97	105.33	7.42	164.81	17.17	0.32	2.70	29.63
PORT	Port Fin. Corp of Brighton MA(8)	8.01	8.01	0.99	11.60	4.94	0.89	10.46	0.02	NA	1.19	20.23	228.95	18.33	228.95	22.44	0.80	1.49	30.19
PFNC	Progress Financial Corp. of PA	5.82	5.72	0.48	7.30	4.59	0.54	8.19	0.69	94.20	1.44	21.79	158.20	9.21	161.03	19.43	0.23	1.60	34.85
PBCP	Provident Bcp MHC of NY (45.1)	10.68	9.27	1.02	9.27	3.98	0.98	8.98	0.53	188.79	1.58	25.13	223.27	23.85	257.19	25.95	0.60	1.90	47.62
PROV	Provident Fin. Holdings of CA	8.58	8.58	1.33	14.39	9.58	0.26	2.84	0.08	735.00	1.04	10.44	150.49	12.90	150.49	NM	0.20	0.65	6.80

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 16, 2003

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
				ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
PULB	Pulaski Fin Cp of St. Louis MO	7.85	7.85	1.29	16.44	8.41	0.24	3.03	0.76	99.39	1.34	11.89	195.76	15.36	195.76	NM	0.36	1.47	17.48
QCBC	Quaker City Bancorp, Inc of CA	8.60	8.57	1.52	17.80	9.71	1.44	16.96	0.25	297.97	0.91	10.30	175.94	15.13	176.53	10.81	0.00	0.00	0.00
RIVR	River Valley Bancorp of IN	9.21	9.20	1.23	13.29	9.53	0.72	7.76	0.86	108.97	1.26	10.49	129.91	11.96	130.12	17.96	1.00	3.03	31.75
RVSB	Riverview Bancorp, Inc. of WA	12.99	12.89	1.07	8.12	5.95	1.16	8.85	0.18	366.18	0.90	16.82	134.45	17.46	135.43	15.43	0.50	2.97	50.00
ROME	Rome Bncp Inc MHC of NY (41.6)*	14.14	14.14	1.02	7.08	2.87	0.97	6.76	0.43	154.87	0.90	NM	245.84	34.75	245.84	NM	0.44	1.42	49.44
RSLN	Roslyn Bancorp, Inc. of NY*	5.04	5.03	1.45	26.30	10.11	1.41	25.62	0.23	176.62	1.35	9.90	271.04	13.67	271.82	10.16	0.60	3.16	31.25
SCFS	Seacoast Fin Serv Corp of MA*	8.18	7.25	0.97	11.88	8.06	0.98	11.96	0.50	184.11	1.13	12.40	147.38	12.06	166.41	12.33	0.48	2.43	30.19
SFBI	Security Financial Bcrp of IN(8)	18.63	18.63	0.20	1.06	0.88	0.36	1.97	1.11	64.92	1.45	NM	119.83	22.33	119.83	NM	0.00	0.00	0.00
SVBI	Severn Bancorp Inc of MD	9.21	9.14	2.13	22.82	10.27	1.90	20.34	0.26	329.14	0.97	9.74	204.94	18.87	206.45	10.93	0.32	1.43	13.91
SKBO	Skibo Fin Corp MHC of PA(39.8)	14.95	14.95	0.22	1.43	0.79	0.22	1.43	NA	NA	1.06	NM	188.43	28.17	188.43	NM	0.48	3.43	NM
SOBI	Sobieski Bancorp of S. Bend IN	8.02	8.02	-2.12	-25.79	NM	-1.69	-20.50	NA	NA	2.78	NM	86.20	6.92	86.20	NM	0.34	2.52	NM
SFFS	Sound Fed Bancorp Inc of NY	18.01	16.14	1.11	6.16	4.53	1.11	6.16	0.06	508.39	0.56	22.10	136.05	24.51	151.88	22.10	0.20	1.46	32.26
SSFC	South Street Fin. Corp. of NC*	11.27	11.27	0.76	6.81	6.07	0.75	6.68	NA	NA	0.33	16.48	109.61	12.35	109.61	16.79	0.40	4.49	74.07
SMBC	Southern Missouri Bncrp of MO	8.91	7.78	0.99	10.88	9.41	0.99	10.88	0.14	452.93	0.79	10.63	113.59	10.13	130.08	10.63	0.56	2.27	24.14
STFR	St. Francis Cap. Corp. of WI	8.15	7.57	1.03	13.09	9.92	0.47	6.02	0.30	204.25	1.16	10.08	125.75	10.25	135.35	21.93	0.80	3.20	32.26
SFFC	StateFed Financial Corp. of IA	14.12	14.12	0.19	1.35	1.28	0.16	1.08	NA	NA	NA	NM	105.67	14.92	105.67	NM	0.40	3.40	NM
STSA	Sterling Financial Corp of WA	6.31	5.05	0.83	13.86	8.70	0.80	13.43	0.74	108.44	1.19	11.49	132.16	8.34	165.07	11.87	0.00	0.00	0.00
STBI	Sturgis Bancorp of MI	9.25	7.53	0.95	12.61	8.88	0.38	5.04	1.97	32.87	0.90	11.26	114.90	10.63	141.10	28.15	0.36	3.20	36.00
SUFI	Superior Financial Corp of AR	7.61	4.39	0.93	12.35	8.26	0.88	11.71	0.46	169.06	1.30	12.11	146.33	11.14	253.51	12.77	0.50	2.13	25.77
THRD	TF Fin. Corp. of Newtown PA	8.75	8.07	0.62	7.35	5.45	0.47	5.53	0.58	49.00	0.55	18.35	131.55	11.51	142.51	24.41	0.60	1.98	36.36
THTL	Thistle Group Holdings of PA	9.42	8.48	0.60	6.17	6.09	0.55	5.70	0.30	105.67	0.83	16.43	102.26	9.63	113.60	17.80	0.36	2.41	39.56
TONE	TierOne Corporation of NE	16.14	16.14	0.79	4.74	3.50	0.58	3.49	0.34	243.62	0.95	28.54	134.05	21.63	134.05	NM	0.00	0.00	0.00
TSBK	Timberland Bancorp, Inc. of WA	17.39	17.39	1.71	9.69	8.02	1.50	8.49	0.99	89.95	1.25	12.48	119.02	20.70	119.02	14.23	0.48	2.26	28.24
TRYF	Troy Financial Corp of Troy NY	12.59	10.05	1.13	8.53	5.39	1.11	8.36	0.23	519.28	1.87	18.55	162.34	20.43	203.33	18.94	0.64	2.38	44.14
UCBC	Union Community Bancorp of IN	13.36	12.35	1.02	7.37	7.13	1.02	7.37	1.08	34.78	0.50	14.02	104.55	13.97	113.11	14.02	0.60	3.48	48.78
UFBS	Union Fin Bancshares Inc of SC	8.10	6.56	0.56	6.68	5.97	0.51	6.09	0.70	67.82	1.05	16.76	107.24	8.69	132.49	18.37	0.40	2.62	43.96
UCFC	United Community Fin. of OH	13.55	11.63	1.09	8.06	6.92	0.80	5.88	0.90	87.33	1.04	14.44	115.92	15.71	135.01	19.78	0.30	3.30	47.62
UPFC	United PanAm Fin. Corp of CA(8)	7.81	7.81	1.50	16.17	9.79	1.52	16.36	0.07	NA	5.43	10.22	151.19	11.80	151.19	10.10	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	14.39	13.63	1.64	11.66	10.18	1.61	11.50	0.40	186.00	1.07	9.82	109.31	15.73	115.42	9.96	0.33	2.38	23.40
WSFS	WSFS Financial Corp. of DE*	10.18	10.18	7.26	NM	48.21	7.24	NM	0.41	274.71	1.89	2.07	143.99	14.66	143.99	2.08	0.20	0.55	1.14
WVFC	WVS Financial Corp. of PA	7.37	7.37	0.97	12.90	8.47	0.96	12.73	NA	NA	2.43	11.80	152.19	11.21	152.19	11.96	0.64	3.62	42.67
WSBI	Warwick Community Bncrp of NY*	9.32	9.02	1.16	11.50	6.60	1.15	11.38	NA	NA	1.16	15.15	179.96	16.78	186.10	15.31	0.60	2.00	30.30
WFSL	Washington Federal, Inc. of WA	13.51	13.03	2.04	15.52	9.43	2.01	15.30	NA	NA	0.52	10.60	158.24	21.38	164.13	10.75	0.84	3.74	39.62
WAYN	Wayne Savings Bancorp of OH	12.30	12.30	0.62	5.01	4.19	0.56	4.56	NA	NA	NA	23.84	119.41	14.68	119.41	26.18	0.45	3.37	NM
WYPT	Waypoint Financial Corp of PA	7.54	7.33	0.86	10.24	7.91	0.68	8.11	0.34	148.58	1.18	12.64	140.76	10.61	144.79	15.96	0.44	2.42	30.56
WCFB	Wbstr Cty Fed MHC of IA (38.5)	21.23	21.11	1.37	6.33	3.67	1.37	6.33	0.23	149.19	0.52	27.26	169.78	36.05	170.79	27.26	1.00	4.96	NM
WEFC	Wells Fin. Corp. of Wells MN	11.43	11.43	1.49	13.30	13.01	0.75	6.65	0.57	71.20	0.67	7.69	100.09	11.44	100.09	15.38	0.80	3.49	26.85
WEBK	West Essex Bp MHC of NJ (40.1)(8)	13.50	12.79	0.30	2.29	0.68	0.41	3.05	NA	NA	1.07	NM	331.01	44.68	349.45	NM	0.56	1.59	NM
WOFC	Western Ohio Fin. Corp. of OH	12.46	12.46	0.68	5.52	5.35	0.54	4.38	0.51	101.52	0.70	18.69	101.58	12.66	101.58	23.54	1.00	4.08	NM
WGBC	Willow Grove Bancorp of PA	15.23	15.10	0.92	6.41	4.00	0.82	5.71	0.49	125.94	1.09	25.00	143.63	21.87	144.80	28.07	0.32	2.00	50.00

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	16-May-03	8679.0	944.3	1,538.5	1214.7	453.9

(1) End of period data.

Sources: SNL Financial and Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	04/30/03	03/31/03	12/31/02	04/30/02	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,193.6	1,096.2	1,073.2	1,117.8	8.89	11.22	6.78
MHC Index	1,891.0	1,740.7	1,625.2	1,538.1	8.63	16.35	22.94
Insurance Indexes							
SAIF Thrifts	1,151.9	1,076.2	1,053.9	1,080.8	7.03	9.30	6.58
BIF Thrifts	1,419.7	1,291.7	1,264.5	1,326.7	9.91	12.28	7.01
Stock Exchange Indexes							
AMEX Thrifts	386.2	357.5	350.1	318.8	8.04	10.31	21.12
NYSE Thrifts	779.2	706.0	698.1	745.9	10.36	11.62	4.46
OTC Thrifts	1,371.3	1,291.0	1,240.5	1,244.7	6.22	10.54	10.17
Geographic Indexes							
Mid-Atlantic Thrifts	2,703.3	2,484.6	2,438.7	2,529.5	8.80	10.85	6.87
Midwestern Thrifts	2,661.0	2,518.5	2,421.5	2,422.0	5.66	9.89	9.87
New England Thrifts	1,006.9	944.5	935.2	939.6	6.61	7.68	7.16
Southeastern Thrifts	1,102.9	1,013.6	983.7	1,081.5	8.81	12.12	1.98
Southwestern Thrifts	921.0	911.0	922.8	874.8	1.10	-0.20	5.29
Western Thrifts	1,149.4	1,044.9	1,024.0	1,078.4	10.00	12.25	6.58
Asset Size Indexes							
Less than $250M	1,090.2	1,072.5	1,012.4	930.2	1.65	7.69	17.20
$250M to $500M	2,729.4	2,620.7	2,405.9	2,156.5	4.15	13.45	26.57
$500M to $1B	1,418.0	1,336.4	1,264.6	1,138.6	6.11	12.13	24.54
$1B to $5B	1,679.5	1,567.3	1,521.8	1,488.2	7.16	10.36	12.85
Over $5B	718.2	654.7	645.1	689.2	9.70	11.33	4.21
Pink Indexes							
Pink Thrifts	302.3	294.5	268.4	251.0	2.64	12.61	20.43
Less than $75M	343.1	341.6	319.6	272.4	0.43	7.38	25.95
Over $75M	308.6	300.2	272.8	259.1	2.81	13.12	19.09
Comparative Indexes							
Dow Jones Industrials	8,480.1	7,992.1	8,341.6	9,946.2	6.11	1.66	-14.74
S&P 500	916.9	848.2	879.8	1,076.9	8.10	4.22	-14.86

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4
Pro Forma Pricing Characteristics
Second Step Conversions By Year (1994-2003)

Pro Forma Pricing Characteristics
Second Step Conversions By Year (1994-2003)

Institutional Information				Pre-Conversion Data: Financial Info.		Asset Quality		Offering Information			Insider Purchases(3): Benefit Plans			Pro Forma Data: Pricing Ratios(4)			Financial Charac.				
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)(2)	Res. Cov. (%)	Gross Proc. ($Mil.)	% of Mid. (%)	Exp./ Proc. (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)	P/TB (%)	Core P/E(5) (x)	P/A (%)	ROA (%)	TE/A (%)	ROE (%)	IPO Price ($)	Elapsed Time as an MHC (Months)
First Niagara Fin. Group, Inc	NY*	01/21/03	FNFC	$3,291	10.02%	0.42%	102%	$410.0	100%	4.0%	5.0%	4.0%	0.3%	124.8%	19.5x	19.4%	1.0%	15.5%	6.4%	$10.00	57
Wayne Savings Bncshrs, Inc	OH*	01/09/03	WAYN	337	8.02%	0.89%	22%	20.4	100%	7.3%	8.0%	4.0%	2.2%	89.4%	17.7x	11.0%	0.6%	12.3%	3.9%	10.00	115
Sound Federal Bancorp, Inc	NY	01/07/03	SFFS	673	9.84%	0.16%	268%	77.8	132%	2.3%	8.0%	4.0%	0.9%	110.9%	16.1x	17.9%	1.1%	16.1%	4.6%	10.00	51
Bridge Street Financial, Inc.	NY*	01/06/03	OCNB	179	9.58%	0.45%	133%	15.1	104%	4.2%	0.0%	4.0%	1.4%	87.4%	18.1x	13.9%	0.8%	16.1%	4.8%	10.00	42
Averages - 2003:				**$1,120**	**9.37%**	**0.48%**	**131%**	**$130.8**	**109%**	**4.4%**	**5.3%**	**4.0%**	**1.2%**	**103.1%**	**17.9x**	**15.6%**	**0.9%**	**15.0%**	**4.9%**	**$10.00**	**66**
Medians - 2003:				**$ 505**	**9.71%**	**0.44%**	**118%**	**$ 49.1**	**102%**	**4.1%**	**6.5%**	**4.0%**	**1.2%**	**100.2%**	**17.9x**	**15.9%**	**0.9%**	**15.8%**	**4.7%**	**$10.00**	**54**
Citizens South Banking Corp	NC*	10/01/02	CSBC	439	9.94%	0.71%	96%	52.6	132%	2.4%	2.0%	4.0%	2.6%	108.7%	23.6x	18.6%	79.0%	17.1%	4.6%	10.00	54
Brookline Bancorp, Inc.	MA*	07/10/02	BRKL	1,138	26.20%	0.14%	190%	337.2	132%	1.3%	0.0%	4.0%	0.6%	94.9%	22.1x	40.2%	1.8%	42.4%	4.3%	10.00	52
Willow Grove Bancorp, Inc.	PA*	04/04/02	WGBC	644	9.78%	0.75%	93%	64.1	132%	2.5%	8.0%	4.0%	1.8%	96.6%	24.1x	16.1%	0.7%	16.7%	4.0%	10.00	39
Averages - 2002:				**$ 740**	**15.31%**	**0.53%**	**126%**	**$151.3**	**132%**	**2.1%**	**3.3%**	**4.0%**	**1.7%**	**100.1%**	**23.3x**	**25.0%**	**27.2%**	**25.4%**	**4.3%**	**$10.00**	**48**
Medians - 2002:				**$ 644**	**9.94%**	**0.71%**	**96%**	**$ 64.1**	**132%**	**2.4%**	**2.0%**	**4.0%**	**1.8%**	**96.6%**	**23.6x**	**18.6%**	**1.8%**	**17.1%**	**4.3%**	**$10.00**	**52**
PHSB Financial Corp.	PA*	12/21/01	PHSB	290	11.55%	0.19%	269%	$ 22.0	112%	3.7%	8.0%	4.0%	2.3%	67.2%	14.6x	11.3%	0.8%	16.9%	4.6%	$10.00	53
Fidelity Bankshares, Inc.	FL*	05/15/01	FFFL	1,924	4.83%	0.26%	98%	$ 87.0	112%	2.3%	6.0%	4.0%	0.8%	93.1%	19.9x	7.9%	0.4%	8.3%	4.7%	10.00	88
Averages - 2001:				**$1,107**	**8.19%**	**0.23%**	**184%**	**$ 54.5**	**112%**	**3.0%**	**7.0%**	**4.0%**	**1.6%**	**80.2%**	**17.3x**	**9.6%**	**0.6%**	**12.6%**	**4.7%**	**$10.00**	**71**
Medians - 2001:				**$1,107**	**8.19%**	**0.23%**	**184%**	**$ 54.5**	**112%**	**3.0%**	**7.0%**	**4.0%**	**1.6%**	**80.2%**	**17.3x**	**9.6%**	**0.6%**	**12.6%**	**4.7%**	**$10.00**	**71**
FloridaFirst Bancorp, Inc.	FL	12/22/00	FFBK	$ 582	10.49%	0.17%	438%	$ 31.5	115%	3.5%	8.0%	4.0%	2.5%	63.8%	12.2x	9.1%	0.7%	14.2%	5.2%	$10.00	21
Finger Lakes Financial Corp	NY	11/13/00	FLBC	307	6.43%	0.23%	337%	16.2	122%	5.3%	8.0%	4.0%	4.0%	72.9%	16.4x	7.5%	0.5%	10.3%	4.5%	7.00	72
Waypoint Financial Corp.	PA*	10/12/00	WYPT	4,518	6.01%	0.38%	127%	195.5	85%	5.7%	8.0%	0.0%	2.0%	97.6%	12.0x	8.3%	0.7%	8.4%	8.1%	10.00	81
Averages - 2000:				**$1,802**	**7.64%**	**0.26%**	**301%**	**$ 81.1**	**107%**	**4.8%**	**8.0%**	**2.7%**	**2.8%**	**78.1%**	**13.5x**	**8.3%**	**0.7%**	**11.0%**	**5.9%**	**$9.00**	**58**
Medians - 2000:				**$ 582**	**6.43%**	**0.23%**	**337%**	**$ 31.5**	**115%**	**5.3%**	**8.0%**	**4.0%**	**2.5%**	**72.9%**	**12.2x**	**8.3%**	**0.7%**	**10.3%**	**5.2%**	**$10.00**	**72**
First Federal Bankshares, Inc	IA*	04/14/99	FFSX	$ 684	6.69%	0.37%	N.M.	$ 26.4	85%	5.0%	7.0%	3.0%	2.9%	102.9%	12.8x	6.8%	0.5%	6.6%	8.1%	$10.00	81
First Capital, Inc.	IN	01/04/99	FCAP	94	11.01%	0.35%	N.M.	7.7	99%	5.1%	8.0%	4.0%	5.5%	77.3%	11.7x	12.9%	1.1%	16.7%	6.6%	10.00	72
Averages - 1999:				**$ 389**	**8.85%**	**0.36%**	**N.M.**	**$ 17.0**	**92%**	**5.1%**	**7.5%**	**3.5%**	**4.2%**	**90.1%**	**12.2x**	**9.9%**	**0.8%**	**11.7%**	**7.3%**	**$10.00**	**77**
Medians - 1999:				**$ 389**	**8.85%**	**0.36%**	**N.M.**	**$ 17.0**	**92%**	**5.1%**	**7.5%**	**3.5%**	**4.2%**	**90.1%**	**12.2x**	**9.9%**	**0.8%**	**11.7%**	**7.3%**	**$10.00**	**77**
Community Savings Bancsh	FL	12/16/98	CMSV	$ 791	10.69%	0.30%	180%	$ 54.7	89%	2.6%	8.0%	4.0%	0.4%	80.3%	17.8x	12.6%	0.7%	15.7%	4.5%	$10.00	50
Pulaski Financial Corp.	MO*	12/04/98	PULB	187	13.47%	0.97%	40%	29.1	132%	3.1%	8.0%	4.0%	1.7%	79.5%	14.7x	18.7%	1.3%	23.6%	5.4%	10.00	55
Homestead Financial, Inc.	LA*	07/20/98	HSTD	62	9.72%	0.97%	43%	11.2	132%	4.1%	8.0%	4.0%	2.9%	96.1%	28.2x	20.8%	0.7%	21.7%	3.4%	10.00	47
PSB Bancorp	PA*	07/17/98	PSBI	134	11.58%	1.97%	9%	16.1	115%	3.0%	8.0%	4.0%	3.3%	106.3%	27.1x	21.1%	0.8%	19.8%	3.9%	10.00	33
Thistle Group Holdings	PA	07/14/98	THTL	281	10.41%	0.27%	133%	78.6	100%	1.7%	8.0%	4.0%	5.6%	92.7%	19.0x	25.8%	1.4%	27.8%	4.9%	10.00	67
SouthBanc Shares, Inc.	SC*	04/15/98	SBAN	292	10.48%	0.30%	362%	45.6	132%	2.7%	0.0%	4.0%	24.1%	117.6%	26.7x	25.7%	0.9%	21.9%	4.3%	20.00	19
First Source Bancorp, Inc.	NJ	04/09/98	FSLA	1,049	9.69%	0.54%	107%	165.5	132%	1.4%	8.0%	4.0%	0.5%	129.6%	24.5x	26.6%	1.1%	20.5%	5.3%	10.00	69
Peoples Bancorp, Inc.	NJ	04/09/98	TSBS	640	17.18%	0.92%	61%	238.1	132%	0.8%	4.0%	4.0%	0.3%	114.5%	26.6x	42.3%	1.6%	36.9%	4.3%	10.00	32
Pocahontas Bancorp	AR*	04/01/98	PFSL	389	6.36%	0.23%	190%	35.7	132%	2.1%	8.0%	4.0%	1.8%	120.3%	21.2x	15.9%	0.8%	13.2%	5.7%	10.00	48
Harbor Florida Bancshares	FL*	03/19/98	HARB	1,129	8.95%	0.43%	240%	165.9	132%	1.1%	8.0%	4.0%	20.3%	126.5%	17.8x	24.1%	1.4%	19.1%	7.3%	10.00	50
Heritage Financial Corp.	WA*	01/09/98	HFWA	249	11.39%	0.20%	537%	66.1	132%	2.1%	2.0%	1.0%	1.3%	107.1%	20.3x	31.3%	1.5%	29.2%	5.3%	10.00	48
Averages - 1998:				**$ 473**	**10.90%**	**0.65%**	**173%**	**$ 82.4**	**124%**	**2.2%**	**6.4%**	**3.7%**	**5.7%**	**106.4%**	**22.2x**	**24.1%**	**1.1%**	**22.7%**	**4.9%**	**$10.91**	**47**
Medians - 1998:				**$ 292**	**10.48%**	**0.43%**	**133%**	**$ 54.7**	**132%**	**2.1%**	**8.0%**	**4.0%**	**1.8%**	**107.1%**	**21.2x**	**24.1%**	**1.1%**	**21.7%**	**4.9%**	**$10.00**	**48**

RP Financial, LC.

Pro Forma Pricing Characteristics
Second Step Conversions By Year (1994-2003)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information			Insider Purchases(3): Benefit Plans		Insider Purchases(3)	Pro Forma Data: Pricing Ratios(4)			Pro Forma Data: Financial Charac.				
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)(2)	Res. Cov. (%)	Gross Proc. ($Mil.)	% of Mid. (%)	Exp./ Proc. (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)	P/TB (%)	Core P/E(5) (x)	P/A (%)	ROA (%)	TE/A (%)	ROE (%)	IPO Price ($)	Elapsed Time as an MHC (Months)
Guaranty Fed. Bancshares	MO*	12/31/97	GFED	$ 212	13.82%	0.64%	244%	$ 43.6	132%	2.1%	8.0%	4.0%	5.1%	93.5%	20.2x	25.0%	1.2%	26.7%	4.6%	$10.00	32
Community Natl. Corp.(8)	TN	12/12/97	CNLK	27	14.83%	0.69%	103%	4.9	132%	7.2%	0.0%	4.0%	17.6%	85.9%	17.1x	22.9%	1.3%	26.7%	5.0%	10.00	62
Equality Bancorp, Inc.	MO*	12/02/97	EBI	239	5.82%	0.29%	41%	13.2	115%	3.9%	9.1%	5.0%	10.6%	100.5%	18.8x	10.0%	0.5%	9.9%	5.4%	10.00	50
Riverview Bancorp, Inc.	WA*	10/01/97	RVSB	230	11.24%	0.14%	245%	35.7	132%	2.8%	8.0%	4.0%	2.9%	109.0%	17.7x	23.6%	1.3%	21.6%	6.2%	10.00	48
Bayonne Bancshares	NJ	08/22/97	FSNJ	577	8.33%	0.81%	53%	48.7	132%	3.8%	8.0%	4.0%	10.0%	100.9%	N.M.	14.6%	N.M.	14.4%	N.M.	10.00	31
Montgomery Fin. Corp.	IN	07/01/97	MONT	94	9.83%	0.91%	20%	11.9	132%	4.5%	8.0%	4.0%	4.6%	89.1%	24.1x	16.0%	0.7%	17.9%	3.7%	10.00	23
Cumberland Mtn. Bncshrs.	KY*	04/01/97	P. Shee	92	5.14%	1.31%	19%	4.4	132%	8.0%	6.2%	4.0%	4.5%	81.2%	13.8x	7.1%	0.5%	8.8%	5.9%	10.00	24
			Averages - 1997:	**$ 210**	**9.86%**	**0.68%**	**104%**	**$ 23.2**	**130%**	**4.6%**	**6.8%**	**4.1%**	**7.9%**	**94.3%**	**18.6x**	**17.0%**	**0.9%**	**18.0%**	**5.1%**	**$10.00**	**39**
			Medians - 1997:	**$ 212**	**9.83%**	**0.69%**	**53%**	**$ 13.2**	**132%**	**3.9%**	**8.0%**	**4.0%**	**5.1%**	**93.5%**	**18.3x**	**16.0%**	**1.0%**	**17.9%**	**5.2%**	**$10.00**	**32**
Kenwood Bancorp	OH*	07/01/96	P. Shee	$ 48	6.88%	0.00%	NM	$ 1.6	102%	22.2%	8.0%	4.0%	6.4%	67.6%	N.M.	6.0%	0.1%	8.8%	1.7%	$10.00	92
Commonwealth Bancorp	PA*	06/17/96	CMSB	2,054	6.71%	0.51%	109%	98.7	110%	1.9%	8.0%	4.0%	0.1%	109.3%	12.5x	8.4%	0.7%	6.7%	10.4%	10.00	29
Westwood Financial Corp.	NJ	06/07/96	WWFC	85	7.05%	0.00%	NM	3.9	99%	9.9%	0.0%	0.0%	2.5%	80.0%	10.1x	7.3%	0.7%	9.2%	7.9%	10.00	30
Jacksonville Bancorp	TX	04/01/96	JXVL	198	10.47%	1.41%	36%	16.2	106%	4.4%	8.0%	4.0%	2.0%	77.7%	14.9x	12.6%	0.8%	16.2%	5.2%	10.00	25
North Central Bancshares	IA	03/21/96	FFFD	180	16.47%	0.17%	562%	26.0	106%	3.5%	3.2%	0.0%	0.5%	74.2%	12.5x	19.7%	1.6%	26.5%	6.1%	10.00	19
Fidelity Financial of Ohio	OH*	02/04/96	FFOH	227	13.23%	0.50%	69%	22.8	132%	3.2%	8.0%	4.0%	5.6%	82.6%	18.1x	16.6%	0.9%	20.0%	4.6%	10.00	93
First Colorado Bancorp	CO*	01/02/96	FFBA	1,400	12.71%	0.31%	20%	134.1	105%	1.9%	10.0%	2.0%	2.0%	87.0%	13.4x	13.2%	1.0%	15.2%	6.9%	10.00	43
			Averages - 1996:	**$ 599**	**10.50%**	**0.41%**	**159%**	**$ 43.3**	**109%**	**6.7%**	**6.5%**	**2.6%**	**2.7%**	**82.6%**	**13.6x**	**12.0%**	**0.8%**	**14.7%**	**6.1%**	**$10.00**	**47**
			Medians - 1996:	**$ 198**	**10.47%**	**0.31%**	**69%**	**$ 22.8**	**106%**	**3.5%**	**8.0%**	**4.0%**	**2.0%**	**80.0%**	**13.0x**	**12.6%**	**0.8%**	**15.2%**	**6.1%**	**$10.00**	**30**
Charter Financial	IL*	12/29/95	CBSB	$ 293	12.17%	0.27%	281%	$ 29.2	116%	3.4%	3.3%	0.0%	0.1%	81.4%	12.3x	15.5%	1.3%	19.1%	6.6%	$10.00	26
American National Bancorp	MD*	11/03/95	ANBK	426	6.80%	2.23%	67%	21.8	132%	3.3%	8.0%	4.0%	0.6%	83.9%	17.7x	9.0%	0.5%	10.7%	4.7%	10.00	24
First Defiance Fin. Corp.	OH*	10/02/95	FDEF	476	15.27%	0.24%	135%	64.8	132%	2.3%	8.0%	4.0%	0.9%	85.6%	18.2x	20.6%	1.1%	24.1%	4.7%	10.00	27
Community Bank Shares	IN*	04/10/95	CBIN	205	7.00%	0.33%	80%	10.1	132%	4.4%	8.0%	0.0%	17.9%	85.5%	9.0x	9.3%	0.9%	10.9%	8.3%	10.00	43
Fed One Bancorp	WV*	01/19/95	FOBC	305	9.25%	0.32%	142%	16.1	85%	7.7%	7.0%	4.0%	0.9%	67.9%	9.0x	8.8%	1.0%	13.0%	7.6%	10.00	27
			Averages - 1995:	**$ 341**	**10.10%**	**0.68%**	**141%**	**$ 28.4**	**120%**	**4.2%**	**6.9%**	**2.4%**	**4.1%**	**80.9%**	**13.2x**	**12.6%**	**1.0%**	**15.6%**	**6.4%**	**$10.00**	**29**
			Medians - 1995:	**$ 305**	**9.25%**	**0.32%**	**135%**	**$ 21.8**	**132%**	**3.4%**	**8.0%**	**4.0%**	**0.9%**	**83.9%**	**12.3x**	**9.3%**	**1.0%**	**13.0%**	**6.6%**	**$10.00**	**27**
Home Financial Corp.	FL*	10/25/94	HOFL	$1,005	13.43%	0.91%	44%	$175.6	112%	3.1%	8.0%	4.0%	0.6%	86.4%	12.4x	21.3%	2.0%	24.6%	8.2%	$10.00	24
Jefferson Bancorp	LA*	08/18/94	JEBC	257	6.26%	0.91%	25%	16.1	107%	3.9%	7.0%	3.0%	1.5%	71.7%	10.2x	7.9%	0.8%	11.1%	7.0%	10.00	19
			Averages - 1994:	**$ 631**	**9.85%**	**0.91%**	**35%**	**$ 95.9**	**110%**	**3.5%**	**7.5%**	**3.5%**	**1.1%**	**79.1%**	**11.3x**	**14.6%**	**1.4%**	**17.9%**	**7.6%**	**$10.00**	**22**
			Medians - 1994:	**$ 631**	**9.85%**	**0.91%**	**35%**	**$ 95.9**	**110%**	**3.5%**	**7.5%**	**3.5%**	**1.1%**	**79.1%**	**11.3x**	**14.6%**	**1.4%**	**17.9%**	**7.6%**	**$10.00**	**22**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As reported in summary pages of prospectus.
(3) Reflects purchases in second step offering as reported in prospectus.
(4) Does not take into account the adoption of SOP 93-6.
(5) Excludes impact of special SAIF assessment on earnings.
(6) Latest price if offering less than one week old.
(7) Latest price if offering more than one week but less than one month old.
(8) Simultaneously converted to commercial bank charter.

May 23, 2003

EXHIBIT IV-5
Market Area Acquisition Activity

Exhibit IV-5
Wisconsin Thrift Acquisitions 1999 to Present

Announce Date	Complete Date	Buyer Name	Buyer State	Target Name	Target State		Target Financials at Announcement: Total Assets ($000)	Equity/ Assets (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Price/ Share ($)	Consid- eration	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Premium/ CoreDeps (%)
08/29/2002	11/01/2002	Universal Savings Banc Hldg	WI	Universal Savings Bank, FA	WI	Thrift	148,529	29.00	8.85	31.93	1.13	17.89	6.0	NA	Cash	NA	NA	NA	NA	NA
06/15/2001	11/09/2001	Anchor BanCorp Wisconsin	WI	Ledger Capital Corp.	WI	Thrift	507,113	7.07	0.47	6.84	1.34	60.59	41.7	16.35	Mixed	116.39	116.39	15.57	8.22	4.64
02/22/2000	11/02/2000	Mutual Savings Bank	WI	First Northern Capital Corporation	WI	Thrift	804,269	9.60	0.99	9.65	0.10	505.28	133.4	15.00	Mixed	168.35	168.35	18.52	16.59	11.73
02/15/2000	07/31/2000	North Shore Bank, FSB	WI	Marquette Savings Bank (MHC)	WI	Thrift	82,420	25.40	0.77	3.01	NA	NA	12.7	12.00	Cash	140.92	140.92	41.38	34.82	14.61
01/03/2000	05/01/2000	South Milwaukee Savings Bank	WI	Mitchell Savings Bank	WI	Thrift	98,761	8.93	0.19	2.03	0.51	59.06	NA	NA		NA	NA	NA	NA	NA
02/17/1999	03/22/2000	Otto Bremer Foundation	MN	Northwest Equity Corporation	WI	Thrift	99,187	12.11	1.07	8.88	0.72	64.99	21.2	24.00	Cash	164.95	164.95	18.32	21.37	15.10
01/05/1999	06/07/1999	Anchor BanCorp Wisconsin	WI	FCB Financial Corp.	WI	Thrift	534,928	14.18	1.31	9.03	0.24	297.55	175.1	44.15	Common	223.20	223.20	24.53	32.73	35.13
						Average:	325,030	15.18	1.95	10.20	0.67	167.56	65.0	22.30		162.76	162.76	23.66	22.75	16.24
						Median:	148,529	12.11	0.99	8.88	0.62	62.79	31.5	16.35		164.95	164.95	18.52	21.37	14.61

Source: SNL Securities, LC.

EXHIBIT IV-6
Bank Mutual Corporation
Director and Senior Management Summary Resumes

Bank Mutual Corporation
Director and Senior Management Summary Resumes

The table below sets forth certain information regarding the directors, including their terms in office. The same terms will continue to be in effect with the successor Bank Mutual Corporation.

Name and Age	Principal Occupation and Business Experience (1)	Director Since (2)	Term Expires
Thomas H. Buestrin, 67	President of Buestrin, Allen & Associates Ltd., real estate investment, management and development (5)	1995	2006
Michael T. Crowley, Jr., 60 (3)	Chairman and CEO of Bank Mutual Corporation since 2000; President and CEO of the Bank	1970	2006
Michael T. Crowley, Sr., 90 (3)	Chairman of the Board of the Bank and, since 2000, the MHC	1960	2004
Raymond W. Dwyer, Jr., 80	Retired; prior thereto, architect with R.W. Dwyer Architects	1957	2004
Mark C. Herr, 50	Vice President-Corporate Division, Plunkett Raysich Architects	2001	2005
Thomas J. Lopina, Sr. 65 (4)	Associate, Spectrum Solutions, Inc., a small business consulting firm	1979	2005
Michael D. Meeuwsen, 49 (4)	President and Chief Operating Officer of Bank Mutual Corporation since 2000; Executive Vice President and COO of the Bank since 2003; President and CEO of First Northern Savings until 2003	1988	2006
William J. Mielke, 56	President and CEO of Ruekert & Mielke Inc., engineering	1988	2006
Robert B. Olson, 65 (4)	Paper industry consultant (self-employed); prior to 2001, Vice President of Manufacturing Operations, Little Rapids Corporation, specialty paper producer	1997	2005
David J. Rolfs, 81	Retired; prior thereto, president of ABCO Dealers Inc., health care industry	1984	2005
J. Gus Swoboda, 68 (4)	Retired; prior thereto, Senior Vice President, Human and Corporate Development, Wisconsin Public Service Corporation, electric and gas utility (6)	1987	2004

(1) Unless otherwise noted, all directors have been employed in their respective principal occupations listed for at least the past five years.

(2) Indicates the date when director was first elected to the board of the Bank, First Northern Savings or First Northern Capital Corp., as the case may be. Each of these persons, other than Mr. Herr, became a director of Bank Mutual Corporation in 2000.

(3) Mr. Crowley Sr. is the father of Mr. Crowley Jr.

(4) In the First Northern acquisition, we committed to designate these four directors of First Northern to be elected to the initial Bank Mutual Corporation board. They were elected by board action after the merger and were subsequently re-elected by our shareholders.

(5) Mr. Buestrin is also chairman of the Southeastern Wisconsin Regional Planning Commission.

(6) Mr. Swoboda is also a director of American Medical Security Group, Inc., a health and life insurance company.

Bank Mutual Corporation
Director and Senior Management Summary Resumes(continued)

Executive Officers

The table below sets forth certain information regarding the persons who have been determined, by our board of directors, to be executive officers of Bank Mutual Corporation. These persons will continue in the same positions with the successor Bank Mutual Corporation.

Name and Age	Offices and Positions with Bank Mutual Corporation and the Bank*	Executive Officer Since (1)
Michael T. Crowley, Jr., 60	Chairman and Chief Executive Officer of Bank Mutual Corporation; President and Chief Executive Officer of the Bank (2)	1968
Michael D. Meeuwsen, 49	President and Chief Operating Officer of Bank Mutual Corporation; Executive Vice President and Chief Operating Officer of the Bank (3)	1981
Eugene H. Maurer, Jr., 57	Senior Vice President and Secretary of Bank Mutual Corporation; Senior Vice President, Chief Financial Officer, Treasurer and Secretary of the Bank	1982
Rick B. Colberg, 51	Chief Financial Officer of Bank Mutual Corporation; Vice President of the Bank (4)	1980
P. Terry Anderegg, 53	Senior Vice President – Retail Operations of the Bank (5)	1993
Christopher J. Callen, 60	Senior Vice President – Lending of the Bank (5)(6)	1998
Marlene M. Scholz, 58	Senior Vice President and principal accounting officer of Bank Mutual Corporation; Senior Vice President and Controller of the Bank	1981

* Excluding directorships and excluding positions with Bank subsidiaries. Those positions do not constitute a substantial part of the officers' duties.

(1) Indicates date when individual first held an executive officer position with the Bank or First Northern Savings. Each of these persons, other than Mr. Anderegg and Mr. Callen, became a Bank Mutual Corporation executive officer in 2000.

(2) Michael Crowley, Jr. also is a director of PULSE EFT Association, an ATM network of which the Bank is a member.

(3) Michael Meeuwsen is the president and chief operating officer of Bank Mutual Corporation. He also has been executive vice president and chief operating officer, and a director, of the Bank since 2003, when First Northern Savings merged into it. Previously, he was president and chief executive officer of First Northern Savings; he had served as its president since 1989 and chief executive officer since 1990.

(4) Rick Colberg is the chief financial officer of Bank Mutual Corporation. He is also Vice President of the Bank since 2003, when First Northern Savings merged into it. Previously he was senior vice president, chief financial officer, and treasurer of First Northern Savings; he had served as chief financial officer since 1980, treasurer since 1982 and senior vice president since 1997.

(5) This position has been considered to be an executive officer position of Bank Mutual Corporation since May 2003, as a result of the merger of the subsidiary banks.

(6) Christopher Callen is the Senior Vice President-Lending of the Bank. He has served in that position since 1998. He previously was an executive for a commercial bank and a consultant in the banking industry.

Source: Bank Mutual's prospectus.

EXHIBIT IV-7
Bank Mutual Corporation
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-7
Bank Mutual Corporation
Pro Forma Regulatory Capital Ratios

	Bank Mutual Historical, as of March 31, 2003		Bank Mutual Pro Forma as of March 31, 2003							
			Minimum		Midpoint		Maximum		Maximum As Adjusted (1)	
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
	(dollars in thousands)									
GAAP capital	$303,280	10.64%	$416,077	14.04%	$436,124	14.61%	$456,172	15.18%	$479,226	15.83%
Tangible capital	$240,324	8.64	$353,121	12.20	$373,168	12.80	$393,216	13.40	$416,270	14.07
Tangible requirement	41,726	1.50	43,418	1.50	43,718	1.50	44,019	1.50	44,365	1.50
Excess	$198,598	7.14%	$309,703	10.70%	$329,450	11.30%	$349,197	11.90%	$371,905	12.57%
Core capital	$240,324	8.64	$353,121	12.20	$373,168	12.80	$393,216	13.40	$416,270	14.07
Core requirement (3)	111,269	4.00	115,781	4.00	116,583	4.00	117,385	4.00	118,307	4.00
Excess	$129,055	4.64%	$237,340	8.20%	$256,585	8.80%	$275,831	9.40%	$297,963	10.07%
Total capital (4)	$251,777	16.76	$364,574	23.91	$384,621	25.16	$404,669	26.40	$427,723	27.82
Risk-based requirement	120,171	8.00	121,976	8.00	122,296	8.00	122,617	8.00	122,986	8.00
Excess	$131,606	8.76%	$242,598	15.91%	$262,325	17.16%	$282,052	18.40%	$304,737	19.82%

(1) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range as a result of regulatory considerations, demand for the shares or changes in market conditions.

(2) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) The current Office of Thrift Supervision core capital requirement is 3% of total adjusted assets for savings institutions that receive the highest supervisory rating for safety and soundness and 4% for all other financial institutions. We use 4% for illustrative purposes even though the Bank from time to time may qualify for the 3% requirement.

(4) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.

Source: Bank Mutual's prospectus.

EXHIBIT IV-8
Bank Mutual Corporation
Pro Forma Analysis Sheet

EXHIBIT IV-8
PRO FORMA ANALYSIS SHEET
Bank Mutual Corporation
May 16, 2003

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Wisconsin Companies Mean	Wisconsin Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings ratio	=	P/E	16.38 x	14.26x	12.64x	10.75x	10.53x	15.13x	14.37x
Price-book ratio	=	P/B	90.58%	145.62%	130.92%	163.12%	175.84%	141.54%	131.41%
Price-assets ratio	=	P/A	16.64%	16.88%	12.35%	12.67%	12.01%	14.48%	13.01%

Valuation Parameters

Pre-Conversion Earnings (Y)	$26,086,000 (2)	ESOP Stock Purchases (E)	0.00%
Pre-Conversion Book Value (B)	$315,413,000 (3)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conv. Tang. Book Value (B)	$257,274,000 (3)	ESOP Amortization (T)	10.00 years
Pre-Conversion Assets (A)	$2,849,043,000 (3)	RRP Amount (M)	4.00%
Reinvestment Rate (2)(R)	2.69%	RRP Vesting (N)	5.00 years
Est. Conversion Expenses (3)(X)	1.67%	Percentage Sold (PCT)	52.28%
Tax rate (TAX)	35.00%	Franchise Tax (L)	$0

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y-L)}{1 - P/E * PCT * ((1-X-E-M)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $516,423,911

2. $V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$ V= $516,423,913

3. $V = \frac{P/A * A}{1 - P/A * PCT * (1-X-E-M)}$ V= $516,423,910

Conclusion	Gross Proceeds	Exchange Ratio	Full Conversion Value	Total Shares(4)
Minimum	$229,500,000	2.0504	$438,960,320	43,896,032
Midpoint	$270,000,000	2.4122	$516,423,910	51,642,391
Maximum	$310,500,000	2.7740	$593,887,500	59,388,750
Super maximum value	$357,075,000	3.1901	$682,970,620	68,297,062

(1) Pricing ratios shown reflect the midpoint value.
(2) Includes impact of reinvesting $94,000 of MHC assets at an after-tax rate of 2.69 percent.
(3) Includes $94,000 of MHC assets.
(4) Based on an initial public offering price of $10.00 per share.

EXHIBIT IV-9
Bank Mutual Corporation
Pro Forma Effect of Conversion Proceeds

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Bank Mutual Corporation
At the Minimum of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$438,960,320
	Exchange Ratio	2.0504
	Offering Proceeds	$229,500,000
	Less: Estimated Offering Expenses	4,095,000
	Net Conversion Proceeds	$225,405,000
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$225,405,000
	Less: Non-cash purchases(1)	9,180,000
	Net Proceeds Reinvested	$216,225,000
	Estimated net incremental rate of return	2.69%
	Earnings Increase	$5,816,453
	Less: Impact of State Franchise/Share Taxes	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings	0
	Less: Recognition Plan Vesting(2)	1,193,400
	Net Earnings Increase	$4,623,053

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended March 31, 2003 (reported)	$26,086,000	$4,623,053	$30,709,053
	12 Months ended March 31, 2003 (core)	$21,655,000	$4,623,053	$26,278,053

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	March 31, 2003	$315,413,000	$216,225,000	$531,638,000
	March 31, 2003 (Tangible)	$257,274,000	$216,225,000	$473,499,000

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	March 31, 2003	$2,849,043,000	$216,225,000	$3,065,268,000

(1) Reflects pro forma impact of stock to be purchased by Recognition Plans, equal to 4.0 percent of total offering.
(2) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Bank Mutual Corporation
At the Midpoint of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$516,423,910
	Exchange Ratio	2.4122
	Offering Proceeds	$270,000,000
	Less: Estimated Offering Expenses	4,500,000
	Net Conversion Proceeds	$265,500,000
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$265,500,000
	Less: Non-cash purchases(1)	10,800,000
	Net Proceeds Reinvested	$254,700,000
	Estimated net incremental rate of return	2.69%
	Earnings Increase	$6,851,430
	Less: Impact of State Franchise/Share Taxes	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings	0
	Less: Recognition Plan Vesting(2)	1,404,000
	Net Earnings Increase	$5,447,430

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended March 31, 2003 (reported)	$26,086,000	$5,447,430	$31,533,430
	12 Months ended March 31, 2003 (core)	$21,655,000	$5,447,430	$27,102,430

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	March 31, 2003	$315,413,000	$254,700,000	$570,113,000
	March 31, 2003 (Tangible)	$257,274,000	$254,700,000	$511,974,000

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	March 31, 2003	$2,849,043,000	$254,700,000	$3,103,743,000

(1) Reflects pro forma impact of stock to be purchased by Recognition Plans, equal to 4.0 percent of total offering.
(2) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Bank Mutual Corporation
At the Maximum of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$593,887,500
	Exchange Ratio	2.7740
	Offering Proceeds	$310,500,000
	Less: Estimated Offering Expenses	4,905,000
	Net Conversion Proceeds	$305,595,000
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$305,595,000
	Less: Non-cash purchases(1)	12,420,000
	Net Proceeds Reinvested	$293,175,000
	Estimated net incremental rate of return	2.69%
	Earnings Increase	$7,886,408
	Less: Impact of State Franchise/Share Taxes	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings	0
	Less: Recognition Plan Vesting(2)	1,614,600
	Net Earnings Increase	$6,271,808

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended March 31, 2003 (reported)	$26,086,000	$6,271,808	$32,357,808
	12 Months ended March 31, 2003 (core)	$21,655,000	$6,271,808	$27,926,808

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	March 31, 2003	$315,413,000	$293,175,000	$608,588,000
	March 31, 2003 (Tangible)	$257,274,000	$293,175,000	$550,449,000

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	March 31, 2003	$2,849,043,000	$293,175,000	$3,142,218,000

(1) Reflects pro forma impact of stock to be purchased by Recognition Plans, equal to 4.0 percent of total offering.
(2) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Bank Mutual Corporation
At the Superrange Maximum

1.	Conversion Proceeds	
	Full Conversion Value	$682,970,620
	Exchange Ratio	3.1901
	Offering Proceeds	$357,075,000
	Less: Estimated Offering Expenses	5,370,750
	Net Conversion Proceeds	$351,704,250
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$351,704,250
	Less: Non-cash purchases(1)	14,283,000
	Net Proceeds Reinvested	$337,421,250
	Estimated net incremental rate of return	2.69%
	Earnings Increase	$9,076,632
	Less: Impact of State Franchise/Share Taxes	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings	0
	Less: Recognition Plan Vesting(2)	1,856,790
	Net Earnings Increase	$7,219,842

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended March 31, 2003 (reported)	$26,086,000	$7,219,842	$33,305,842
	12 Months ended March 31, 2003 (core)	$21,655,000	$7,219,842	$28,874,842

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	March 31, 2003	$315,413,000	$337,421,250	$652,834,250
	March 31, 2003 (Tangible)	$257,274,000	$337,421,250	$594,695,250

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	March 31, 2003	$2,849,043,000	$337,421,250	$3,186,464,250

(1) Reflects pro forma impact of stock to be purchased by Recognition Plans, equal to 4.0 percent of total offering.
(2) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

EXHIBIT IV-10
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2003

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ABCW	Anchor BanCorp Wisconsin of WI(1)	47,699	-18,522	6,297	0	35,474	23,943	1.48
BRKL	Brookline Bancorp of MA	16,308	-8,103	2,755	0	10,960	57,790	0.19
CITZ	CFS Bancorp, Inc of Munster IN	6,295	1,032	-351	0	6,976	12,267	0.57
CAFI	Camco Fin Corp of Cambridge OH	10,084	-5,927	2,015	0	6,172	7,567	0.82
FFFL	Fidelity Bankshares, Inc of FL	17,907	-2,707	920	0	16,120	14,900	1.08
FTFC	First Fed. Capital Corp. of WI	35,262	-53,700	18,258	0	-180	19,703	-0.01
FPFC	First Place Fin. Corp. of OH	14,982	-10,974	3,731	0	7,739	13,313	0.58
NASB	NASB Fin, Inc. of Grandview MO(1)	19,773	-8,318	2,828	0	14,283	8,440	1.69
STFR	St. Francis Cap. Corp. of WI	23,321	-19,072	6,484	0	10,733	9,399	1.14
UCFC	United Community Fin. of OH	21,542	-8,857	3,011	0	15,696	34,415	0.46
WYPT	Waypoint Financial Corp of PA	47,039	-14,871	5,056	0	37,224	32,665	1.14

(1) Financial information is for the quarter ending December 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP Financial's consulting services are aided by its in-house data bases resources and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (22)
- William E. Pommerening, Managing Director (18)
- Gregory E. Dunn, Senior Vice President (20)
- James P. Hennessey, Senior Vice President (17)
- James J. Oren, Senior Vice President (15)